Financial highlights

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net income (CHF million)

Net income attributable to shareholders	609	1,593	2,354	(62)	(74)	4,257	5,931	(28)

of which from continuing operations	609	1,593	2,166	(62)	(72)	4,276	5,762	(26)

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.48	1.15	1.73	(58)	(72)	3.33	4.55	(27)

Basic earnings per share	0.48	1.15	1.88	(58)	(74)	3.31	4.69	(29)

Diluted earnings per share from continuing operations	0.48	1.15	1.67	(58)	(71)	3.31	4.46	(26)

Diluted earnings per share	0.48	1.15	1.81	(58)	(73)	3.29	4.59	(28)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	7.0	17.8	25.1	–	–	15.9	21.8	–

Core Results (CHF million) [1]

Net revenues	6,284	8,420	8,917	(25)	(30)	23,665	27,084	(13)

Provision for credit losses	(26)	20	53	–	–	(56)	546	–

Total operating expenses	5,557	6,594	6,244	(16)	(11)	18,228	19,300	(6)

Income from continuing operations before taxes	753	1,806	2,620	(58)	(71)	5,493	7,238	(24)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	88.4	78.3	70.0	–	–	77.0	71.3	–

Pre-tax income margin	12.0	21.4	29.4	–	–	23.2	26.7	–

Effective tax rate	15.5	10.4	16.3	–	–	20.8	19.0	–

Net income margin [2]	9.7	18.9	26.4	–	–	18.0	21.9	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,251.2	1,242.6	1,225.3	0.7	2.1	1,251.2	1,225.3	2.1

Net new assets	14.6	14.5	16.7	–	–	55.1	31.7	–

Balance sheet statistics (CHF million)

Total assets	1,067,388	1,137,948	1,064,208	(6)	0	1,067,388	1,064,208	0

Net loans	222,660	227,205	242,186	(2)	(8)	222,660	242,186	(8)

Total shareholders' equity	34,088	35,633	38,191	(4)	(11)	34,088	38,191	(11)

Tangible shareholders' equity [3]	24,874	25,674	28,520	(3)	(13)	24,874	28,520	(13)

Book value per share outstanding (CHF)

Total book value per share	28.78	30.04	32.63	(4)	(12)	28.78	32.63	(12)

Shares outstanding (million)

Common shares issued	1,186.1	1,186.1	1,185.0	0	0	1,186.1	1,185.0	0

Treasury shares	(1.8)	0.0	(14.6)	–	(88)	(1.8)	(14.6)	(88)

Shares outstanding	1,184.3	1,186.1	1,170.4	0	1	1,184.3	1,170.4	1

Market capitalization

Market capitalization (CHF million)	49,818	48,535	68,137	3	(27)	49,818	68,137	(27)

Market capitalization (USD million)	50,483	44,395	65,945	14	(23)	50,483	65,945	(23)

BIS statistics

Risk-weighted assets (CHF million)	227,683	232,964	221,983	(2)	3	227,683	221,983	3

Tier 1 ratio (%)	16.7	16.3	16.4	–	–	16.7	16.4	–

Total capital ratio (%)	21.9	21.8	20.9	–	–	21.9	20.9	–

Number of employees (full-time equivalents)

Number of employees	50,500	49,200	47,400	3	7	50,500	47,400	7

1 For further information on Core Results, refer to I – Credit Suisse results – Credit Suisse – Credit Suisse reporting structure. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Dear shareholders

Brady W. Dougan, Chief Executive Officer (left) and
Hans-Ulrich Doerig, Chairman of the Board of Directors. In the background is a portrait of Alfred Escher, who founded Credit Suisse in 1856.

We have delivered a solid result in a quarter characterized by challenging conditions with low market volumes and subdued client activity. We are continuing to make disciplined investments in client focused, capital efficient, high return businesses, which are already producing strong net new assets and improved market share. Our strategy had already anticipated the impact of tighter regulation, both in Investment Banking, where we have exited less capital efficient businesses, and in Private Banking, where we have continued to build our global multi-shore presence. We achieved net income of CHF 609 million with total net new assets of CHF 14.6 billion and a tier 1 ratio of 16.7%.

Performance of our businesses
Private Banking delivered pre-tax income of CHF 836 million and attracted net new assets of CHF 12.6 billion, with a particularly encouraging performance from Asia Pacific, where we saw annualized net new asset growth of over 20%. This underscores the trust clients have in Credit Suisse. Revenues have remained relatively subdued and we believe the business is close to a cyclical low characterized by the low interest rate environment and low levels of client activity. However, we believe the prospects for growth remain very attractive and that we are positioned to capitalize as markets improve given our disciplined investment in our global platform. In Switzerland, our Corporate & Institutional Clients business, which is an important provider of finance and services to the Swiss economy, achieved another strong result and maintained a strong pre-tax profit margin.

Investment Banking has shown its resilience in a difficult market environment, recording pre-tax income of CHF 395 million with net revenues of CHF 3,421 million as the business was impacted by a decline in client activity that was exacerbated by the seasonal slowdown. Fixed income sales and trading results were higher than in the prior quarter driven by strong revenues in US RMBS trading, global rates and emerging markets while equity sales and trading results reflected lower client trading volume. In equities, the performance of our client focused business was in line with industry volume. Underwriting and advisory results were solid and in line with industry-wide capital issuance levels and M&A activity. We had strong debt underwriting revenues, driven by higher industry-wide issuance levels, particularly in high yield, while revenues in our equity underwriting and advisory businesses reflected continued weakness in equity issuance levels and completed M&A volumes.

Asset Management reported pre-tax income of CHF 135 million and maintained a positive trend in asset inflows for the fifth consecutive quarter, with net new assets of CHF 3.6 billion in the third quarter. We will focus on building on this encouraging trend and on growing this core business. In 3Q10, Asset Management agreed to acquire a noncontrolling interest in York Capital Management (York), a leading global event-driven hedge fund manager. The acquisition of a noncontrolling stake in York is an important next step in the continuing implementation of a strategy focused on high margin, capital-efficient businesses capable of leveraging our global platform.

Positioned to succeed in new industry landscape
Our results for the first nine months with a return on equity of 15.9% underscore that our business model is able to produce strong returns over the cycle. We anticipated much of the regulatory change, both in terms of capital requirements and the new cross border regime. Most recently the Basel Committee presented its recommendations for a new Basel III regulatory framework and the expert commission of the Swiss Government submitted its recommendation to solve the issue of “too big to fail” in Switzerland. The new measures will require strengthened liquidity and substantial new capital buffers. We have already introduced the new liquidity regime and expect to comply with the new capital regime by retaining earnings and without having to substantially change our growth plans or dividend policy.

Outlook
Our business model, growth strategy and the measures taken over the last three years have placed us well to meet these new requirements and at the same time compete and deliver attractive returns to our shareholders.

Yours sincerely

Hans-Ulrich Doerig Brady W. Dougan
October 2010

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Trading revenues
Note 8 Other revenues
Note 9 Provision for credit losses
Note 10 Compensation and benefits
Note 11 General and administrative expenses
Note 12 Earnings per share
Note 13 Trading assets and liabilities
Note 14 Investment securities
Note 15 Loans
Note 16 Other assets and liabilities
Note 17 Long-term debt
Note 18 Accumulated other comprehensive income
Note 19 Tax
Note 20 Employee share-based compensation and other compensation benefits
Note 21 Pension and other post-retirement benefits
Note 22 Derivatives and hedging activities
Note 23 Guarantees and commitments
Note 24 Transfers of financial assets and variable interest entities
Note 25 Fair value of financial instruments
Note 26 Assets pledged or assigned
Note 27 Subsidiary guarantee information
Note 28 Litigation
Investor information
Investor information
List of abbreviations

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 50,500 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
The global economic recovery continued at a slower pace in 3Q10, still led by emerging markets. Equity markets ended the quarter significantly higher with moderate volatility and lower volumes. Sovereign bond yields in major markets declined further in 3Q10, in some cases to record low levels. The US dollar weakened against most currencies, and the strength of the yen triggered currency market interventions. The results of European bank stress tests were announced and the new guidelines for Basel III capital ratios were released.

Economic environment
Economic data released during the quarter showed evidence of a slowing in the global economic recovery. While the eurozone, especially Germany, reported solid growth, expansion slowed in the US. Industrial production and world trade momentum slowed after strong surges in the first half of the year, and leading indicators such as the global manufacturing purchasing managers index declined. Unemployment levels continued to be high and increased in certain eurozone countries. In light of the uncertainty regarding continued economic growth, central banks around the world, including the US Federal Reserve (Fed), Bank of England and European Central Bank (ECB), maintained interest rates at low levels. In addition, the Fed signaled its willingness to take further measures to support the economy, including the purchase of securities, rather than taking steps to reduce current holdings as previously indicated. The ECB announced it would continue supporting the banking system by providing unlimited liquidity at least until year-end. The Japanese government proposed a stimulus package of over 900 billion yen and intervened in the currency markets for the first time in six years, as a sharp rise in the yen threatened the recovery of Japan’s export-led economy. Global inflation remained mostly unchanged in 3Q10 in both emerging and developed countries. In Switzerland, the economy performed better than the US and most eurozone countries, and unemployment decreased slightly. However, the strong Swiss franc presented some risk for Swiss exports.

Equity markets worldwide had a good quarter with indices from the US, Spain and the BRIC countries recording returns above 9% (refer to the charts "Equity markets"). European markets achieved only mid to high single-digit returns, with Switzerland up 3%. Japan remained the weakest developed market, down 1%, amid concerns that the yen's strength could hurt exports. Equity market gains reflected strong second quarter earnings and the possibility that a low interest rate environment could persist for longer than anticipated. Market volatility as indicated by the VIX (refer to the charts "Equity markets") dropped sharply at the start of 3Q10, as markets were lifted by earnings news and a significant pick up in mergers and acquisitions (M&A) activity as companies sought to deploy record high levels of cash. Equity trading volumes decreased in the US and Europe compared to 2Q10, reflecting a seasonal slowdown and continued weak investor confidence.

Bond yields in major markets declined further in 3Q10. The yield on two-year US treasuries declined to a record low 0.42%, and the yield on ten-year US treasuries dropped below 2.5%. Short-term yields continued to be supported by low central bank rates, and long-term yields declined due to continued Fed purchases of US treasuries and concerns over deflation. Other government bond markets experienced declining yields across maturities (refer to the charts "Yield curves"). In Switzerland and Germany, yields for ten-year government bonds fell to record lows below 1.12% and 2.15%, respectively. After a sharp widening in 2Q10, US dollar and euro credit spreads tightened in 3Q10, reflecting an easing of sovereign debt concerns (refer to the charts "Credit spreads"). Companies were able to issue debt in a more favorable corporate debt market.

In currency markets, the US dollar weakened against most currencies. The euro strengthened against the US dollar, reflecting the easing of sovereign debt concerns, less bearish sentiment in financial markets toward eurozone assets and the continued low US interest rates. The yen continued to strengthen until the middle of September when Japanese authorities began to intervene in currency markets to slow the appreciation of the yen. Other European currencies like the Swiss franc, the British pound and Scandinavian currencies appreciated against the US dollar, reflecting healthier growth in Europe. Emerging market currencies continued to strengthen, reflecting strong economic growth, capital inflows and tightening monetary policy in response to rising inflationary pressure. The renminbi and other Asian currencies strengthened against the US dollar.

In the beginning of 3Q10, commodity prices began to increase, with metals and agricultural commodities being the main price drivers. In the agricultural segments, crop failures in several regions triggered significant price increases. Gold prices reached record highs above USD 1,300 per ounce, reflecting continued investment demand and investor concern about the economic outlook. In contrast, energy prices were mostly stable in 3Q10, with oil prices mainly trading within the USD 70 to 80 range.

Sector environment
3Q10 was characterized by low client activity and market volumes in July and August, while trading activity and capital markets improved in September.
The wealth management sector continued to suffer from weak investor confidence in 3Q10 and low client activity for most of the quarter, reflecting continued uncertainty about the economic outlook. Risk averse investors continued to demand less complex financial products. The strength of the Swiss franc had a negative translation impact on the assets under management at Swiss institutions. The regulatory scrutiny of offshore banking in Europe continued in 3Q10. Retail banking in Switzerland continued to reflect strong competition and margin pressure in the mortgage business.

In the investment banking sector, activities reflected a particularly weak July, normal summer seasonality in August and signs of improvement in September. Equity trading volumes declined, reflecting continued weak client confidence levels. Fixed income trading volumes in the US increased slightly, driven by an increase in mortgage-backed trading volumes, partially offset by a decline in government and corporate debt trading volumes. Fixed income trading volumes in Europe were stable from 2Q10. Global debt underwriting volumes increased in all regions in 3Q10 due to record high-yield debt issuance volumes. Global equity underwriting volumes were flat compared to 2Q10, but decreased significantly in Europe. The global and European volume of announced M&A transactions increased in the quarter from a low level.

In the asset management sector, hedge funds posted positive absolute performance, with the Dow Jones Credit Suisse Hedge Fund Index increasing significantly during the period. Bond funds and global emerging market equity funds continued to attract the majority of net new assets. The MSCI Emerging Markets Index has increased 26% since the year’s low in 2Q10.

Funding for European banks improved after the Committee of European Banking Supervisors published the results of stress tests. Seven banks failed the 6% tier 1 Basel II threshold under the applied stress scenario, with another eight banks deemed "near misses”. The seven banks will require additional capital of EUR 3.5 billion under this stress scenario. The results reduced uncertainty and provided a catalyst for increased refinancing activities by banks in September.

During the quarter, the US legislature passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Reform Act). While the legislation sets out the framework for reform, its implementation, which will require further detailed rulemaking by several regulators, will be phased in over several years. The EU proposed rules to regulate derivatives trading, following an agreement by G-20 leaders to standardize derivatives trading and move it onto exchanges or electronic trading platforms, and adopted proposals to restrict short sales and regulate credit default swaps (CDS). The Basel Committee on Banking Supervision (BCBS) announced the new Basel III capital, leverage and liquidity standards for financial institutions, which increase both the level and quality of capital required to be held by banks and prescribe more stringent criteria for counterparty credit risk exposures arising from derivatives, repos and securities financing activities. In Switzerland, a commission of experts issued its final report on companies that are “too big to fail”, recommending additional capital requirements and other measures for systemically important banks, including Credit Suisse. For further information, refer to Core results Regulatory proposals and developments.

Market volumes (growth in %)

	Global			Europe

end of 3Q10	QoQ	YoY		QoQ	YoY

Equity trading volume [1]	(28)	(6)		(29)	(2)

Fixed income trading volume [2]	3	(6)		(1)	(29)

Announced mergers and acquisitions [3]	32	57		34	21

Completed mergers and acquisitions [3]	(4)	10		3	(6)

Equity underwriting [3]	0	(28)		(47)	(73)

Debt underwriting [3]	30	9		13	(20)

Syndicated lending - investment grade [3]	(10)	51	[4]	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Deutsche Börse and Federal Reserve Bank of New York 3 Dealogic 4 9M2010 vs 9M2009

Credit Suisse
In 3Q10, we recorded net income attributable to shareholders of CHF 609 million. Diluted earnings per share were CHF 0.48. Annualized return on equity attributable to shareholders was 7.0%. Our capital position remained strong with a BIS tier 1 ratio of 16.7%.

Results

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Statements of operations (CHF million)

Net revenues	6,566	8,539	9,870	(23)	(33)	24,118	26,579	(9)

Provision for credit losses	(26)	20	53	–	–	(56)	546	–

Compensation and benefits	3,355	3,980	3,841	(16)	(13)	11,228	12,546	(11)

General and administrative expenses	1,752	2,061	1,935	(15)	(9)	5,488	5,403	2

Commission expenses	484	569	498	(15)	(3)	1,573	1,467	7

Total other operating expenses	2,236	2,630	2,433	(15)	(8)	7,061	6,870	3

Total operating expenses	5,591	6,610	6,274	(15)	(11)	18,289	19,416	(6)

Income from continuing operations before taxes	1,001	1,909	3,543	(48)	(72)	5,885	6,617	(11)

Income tax expense	117	187	427	(37)	(73)	1,143	1,374	(17)

Income from continuing operations	884	1,722	3,116	(49)	(72)	4,742	5,243	(10)

Income/(loss) from discontinued operations	0	0	188	–	(100)	(19)	169	–

Net income	884	1,722	3,304	(49)	(73)	4,723	5,412	(13)

Less net income/(loss) attributable to noncontrolling interests	275	129	950	113	(71)	466	(519)	–

Net income attributable to shareholders	609	1,593	2,354	(62)	(74)	4,257	5,931	(28)

of which from continuing operations	609	1,593	2,166	(62)	(72)	4,276	5,762	(26)

of which from discontinued operations	0	0	188	–	(100)	(19)	169	–

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.48	1.15	1.73	(58)	(72)	3.33	4.55	(27)

Basic earnings per share	0.48	1.15	1.88	(58)	(74)	3.31	4.69	(29)

Diluted earnings per share from continuing operations	0.48	1.15	1.67	(58)	(71)	3.31	4.46	(26)

Diluted earnings per share	0.48	1.15	1.81	(58)	(73)	3.29	4.59	(28)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	7.0	17.8	25.1	–	–	15.9	21.8	–

Return on tangible equity attributable to shareholders (annualized) [1]	9.7	24.8	34.1	–	–	21.9	30.2	–

Number of employees (full-time equivalents)

Number of employees	50,500	49,200	47,400	3	7	50,500	47,400	7

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	3Q10	2Q10	3Q09	3Q10	2Q10	3Q09	3Q10	2Q10	3Q09

Statements of operations (CHF million)

Net revenues	6,284	8,420	8,917	282	119	953	6,566	8,539	9,870

Provision for credit losses	(26)	20	53	0	0	0	(26)	20	53

Compensation and benefits	3,327	3,982	3,826	28	(2)	15	3,355	3,980	3,841

General and administrative expenses	1,746	2,043	1,920	6	18	15	1,752	2,061	1,935

Commission expenses	484	569	498	0	0	0	484	569	498

Total other operating expenses	2,230	2,612	2,418	6	18	15	2,236	2,630	2,433

Total operating expenses	5,557	6,594	6,244	34	16	30	5,591	6,610	6,274

Income from continuing operations before taxes	753	1,806	2,620	248	103	923	1,001	1,909	3,543

Income tax expense	117	187	427	0	0	0	117	187	427

Income from continuing operations	636	1,619	2,193	248	103	923	884	1,722	3,116

Income from discontinued operations	0	0	188	0	0	0	0	0	188

Net income	636	1,619	2,381	248	103	923	884	1,722	3,304

Less net income attributable to noncontrolling interests	27	26	27	248	103	923	275	129	950

Net income attributable to shareholders	609	1,593	2,354	–	–	–	609	1,593	2,354

Statement of operations metrics (%)

Cost/income ratio	88.4	78.3	70.0	–	–	–	85.2	77.4	63.6

Pre-tax income margin	12.0	21.4	29.4	–	–	–	15.2	22.4	35.9

Effective tax rate	15.5	10.4	16.3	–	–	–	11.7	9.8	12.1

Net income margin [1]	9.7	18.9	26.4	–	–	–	9.3	18.7	23.9

1 Based on amounts attributable to shareholders.

Core Results
In 3Q10, we recorded net income attributable to shareholders of CHF 609 million. Private Banking maintained strong net new asset momentum, with Wealth Management Clients reporting net new assets of CHF 12.4 billion and a net new asset growth rate of 6.2%. Investment Banking had solid revenues in fixed income sales and trading and underwriting and advisory, despite a decline in client trading volumes and the seasonal slowdown. Asset Management reported improved investment-related gains and performance fees and continued its positive trend in net new assets with inflows of CHF 3.6 billion.

Core Results

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Statements of operations (CHF million)

Net interest income	1,699	1,207	1,688	41	1	4,804	4,873	(1)

Commissions and fees	3,271	3,604	3,312	(9)	(1)	10,295	9,785	5

Trading revenues	938	3,629	3,489	(74)	(73)	8,020	11,602	(31)

Other revenues	376	(20)	428	–	(12)	546	824	(34)

Net revenues	6,284	8,420	8,917	(25)	(30)	23,665	27,084	(13)

Provision for credit losses	(26)	20	53	–	–	(56)	546	–

Compensation and benefits	3,327	3,982	3,826	(16)	(13)	11,200	12,499	(10)

General and administrative expenses	1,746	2,043	1,920	(15)	(9)	5,455	5,334	2

Commission expenses	484	569	498	(15)	(3)	1,573	1,467	7

Total other operating expenses	2,230	2,612	2,418	(15)	(8)	7,028	6,801	3

Total operating expenses	5,557	6,594	6,244	(16)	(11)	18,228	19,300	(6)

Income from continuing operations before taxes	753	1,806	2,620	(58)	(71)	5,493	7,238	(24)

Income tax expense	117	187	427	(37)	(73)	1,143	1,374	(17)

Income from continuing operations	636	1,619	2,193	(61)	(71)	4,350	5,864	(26)

Income/(loss) from discontinued operations	0	0	188	–	(100)	(19)	169	–

Net income	636	1,619	2,381	(61)	(73)	4,331	6,033	(28)

Less net income attributable to noncontrolling interests	27	26	27	4	0	74	102	(27)

Net income attributable to shareholders	609	1,593	2,354	(62)	(74)	4,257	5,931	(28)

of which from continuing operations	609	1,593	2,166	(62)	(72)	4,276	5,762	(26)

of which from discontinued operations	0	0	188	–	(100)	(19)	169	–

Statement of operations metrics (%)

Cost/income ratio	88.4	78.3	70.0	–	–	77.0	71.3	–

Pre-tax income margin	12.0	21.4	29.4	–	–	23.2	26.7	–

Effective tax rate	15.5	10.4	16.3	–	–	20.8	19.0	–

Net income margin [1]	9.7	18.9	26.4	–	–	18.0	21.9	–

Number of employees (full-time equivalents)

Number of employees	50,500	49,200	47,400	3	7	50,500	47,400	7

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads on Credit Suisse vanilla debt carried at fair value. For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse debt as of the opening 1Q10 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to I – Credit Suisse results – Core Results – Accounting changes adopted in 1Q10 in the Credit Suisse Financial Report 1Q10 and II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2009. Our Core Results are also impacted by fair valuation gains/losses on cross currency swaps relating to our long-term debt. These fair valuation gains/losses on the cross currency swaps are recorded in the Corporate Center, reflect the volatility in the basis between the relevant currency yield curves and, over the life of the swaps, will result in no net gains/losses.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
In 3Q10, we recorded net income attributable to shareholders of CHF 609 million compared to CHF 2,354 million in 3Q09. Net revenues were CHF 6,284 million compared to CHF 8,917 million in 3Q09. Total operating expenses were CHF 5,557 million compared to CHF 6,244 million in 3Q09. Our 3Q10 results included fair value losses of CHF 456 million on Credit Suisse vanilla debt. CHF 61 million of fair value losses were charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, and CHF 395 million of fair value losses were included in the Corporate Center. The Corporate Center also includes CHF 133 million of fair valuation losses on cross currency swaps relating to our long-term debt.

In Private Banking, net revenues of CHF 2,826 million were stable compared to 3Q09. Recurring revenues, representing 78% of net revenues, increased slightly from 3Q09. Recurring commissions and fees were flat, reflecting continued cautious investor behavior. In an ongoing low interest rate environment, net interest income increased 3%, reflecting slightly higher loan margins on slightly higher average volumes and stable deposit margins on stable average volumes. Transaction-based revenues decreased 7%, mainly due to significantly lower brokerage fees, partly offset by lower fair value losses on the Clock Finance transaction.

In Investment Banking, net revenues decreased to CHF 3,421 million from CHF 5,046 million in 3Q09. Most of our businesses were adversely impacted by a decline in client trading volumes that was exacerbated by a seasonal slow down. Results reflected a particularly weak July, a seasonally slow August and some improvement in September. In 3Q10, fixed income sales and trading results were driven by strong revenues in US residential mortgage-backed securities (RMBS) trading and our credit businesses, including leveraged finance and high grade trading, which had been impacted in 2Q10 by adverse market conditions triggered by sovereign debt concerns, regulatory uncertainty and widening credit spreads. We had solid results in global rates and emerging markets. Equity sales and trading results were driven by revenues from our cash equities, prime services and derivatives businesses. Results in these businesses were negatively impacted by lower client trading volumes despite continued market share strength. Underwriting and advisory results were solid and in line with industry-wide capital issuance levels and M&A activity. We had strong debt underwriting revenues, driven by high industry-wide issuance levels, particularly in high yield. Revenues in our equity underwriting and advisory businesses reflected continued weakness in equity issuance levels and completed M&A volumes compared to historic levels. Our results also reflected fair value losses on Credit Suisse vanilla debt of CHF 57 million compared to net fair value losses of CHF 251 million in 3Q09.

In Asset Management, net revenues of CHF 582 million were down CHF 183 million, primarily reflecting the CHF 207 million gain on shares received from the completion of the transaction with Aberdeen Asset Management (Aberdeen) in 3Q09. Investment-related gains were CHF 153 million, compared to gains of CHF 97 million in 3Q09. Fee-based revenues increased 3% compared to 3Q09, primarily reflecting higher performance fees and carried interest and asset management fees, partially offset by lower placement, transaction and other fees. Asset management fees of CHF 350 million were up slightly, as average assets under management were stable compared to 3Q09. Placement, transaction and other fees were down 21%, primarily reflecting lower revenues from integrated solutions and a loss on an investment held by Asset Management Finance (AMF). Fundraising for illiquid products improved slightly from 2Q10, but remained challenging. Performance fees and carried interest were up 58%, primarily from realized private equity gains. Income from equity participations was down significantly, primarily reflecting the 3Q09 Aberdeen gain. Other revenues decreased CHF 20 million, primarily reflecting gains of CHF 42 million in 3Q09 from securities purchased from our money market funds, partially offset by lower allocated funding costs.

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center loss before taxes was CHF 613 million. This loss included CHF 528 million of fair value losses on our long-term vanilla debt, consisting of CHF 395 million from narrowing credit spreads and CHF 133 million from fair valuation losses on cross currency swaps relating to our long-term debt. The fair valuation losses on cross currency swaps was primarily due to volatility in the basis between euro and US dollar yield curves and, over the life of the swaps, will result in no net mark-to-market gains/losses. In 3Q09, we recognized CHF 229 million of fair value gains on our long-term vanilla debt, consisting of CHF 176 million from widening credit spreads and CHF 53 million from fair valuation gains on the cross currency swaps. In 2Q10, we recognized CHF 982 million of fair value gains on our long-term vanilla debt, consisting of CHF 922 million from widening credit spreads and CHF 60 million from fair valuation gains on the cross currency swaps. 3Q10 Corporate Center expenses included a CHF 43 million reduction in compensation expense relating to the UK levy on variable compensation. We recognized compensation expense of CHF 447 million in 2Q10 due to this UK levy.

Provision for credit losses reported net releases of CHF 26 million in 3Q10, with net releases of CHF 18 million in Investment Banking and CHF 8 million in Private Banking.
Total operating expenses of CHF 5,557 million were down 11% compared to 3Q09, driven by lower compensation and benefits and general and administrative expenses. The decline in compensation and benefits was due to lower performance-related compensation, mainly in Investment Banking, partially offset by an increase in salary expense, reflecting higher base salaries and increased headcount. The decrease in general and administrative expenses was mainly due to lower provisions and losses, partly offset by higher professional fees and information technology (IT) costs driven by client-related business activity and continued investment in client advisory services and international platforms. Litigation charges in 3Q10 were CHF 112 million compared to CHF 251 million in 3Q09. Operating expenses in 3Q10 benefited overall from a positive foreign exchange translation impact.

The Core Results effective tax rate was 15.5% in 3Q10, compared to 10.4% in 2Q10. The increase in the effective tax rate was impacted by a CHF 297 million benefit from the net release of tax contingency accruals following the favorable resolution of certain tax matters, offset in part by a CHF 142 million tax charge, primarily related to a write-down of deferred tax assets following the enactment of UK legislation to reduce the rate of corporation tax from 28% to 27%. Excluding these items, the effective tax rate would have been 36.1% in 3Q10. Overall, net deferred tax assets decreased CHF 873 million to CHF 9,345 million as of the end of 3Q10.

Assets under management were CHF 1,251.2 billion as of 3Q10, an increase of CHF 8.6 billion, or 0.7%, compared to 2Q10. The increase reflected positive market performance and net new assets of CHF 12.6 billion in Private Banking and CHF 3.6 billion in Asset Management, partially offset by adverse foreign exchange-related movements.

Core Results reporting by division

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net revenues (CHF million)

Wealth Management Clients	2,385	2,516	2,429	(5)	(2)	7,365	7,299	1

Corporate & Institutional Clients	441	475	404	(7)	9	1,352	1,363	(1)

Private Banking	2,826	2,991	2,833	(6)	0	8,717	8,662	1

Investment Banking	3,421	4,099	5,046	(17)	(32)	12,736	17,499	(27)

Asset Management	582	502	765	16	(24)	1,715	1,205	42

Corporate Center	(545)	828	273	–	–	497	(282)	–

Net revenues	6,284	8,420	8,917	(25)	(30)	23,665	27,084	(13)

Provision for credit losses (CHF million)

Wealth Management Clients	8	16	(5)	(50)	–	56	24	133

Corporate & Institutional Clients	(16)	(13)	40	23	–	(42)	130	–

Private Banking	(8)	3	35	–	–	14	154	(91)

Investment Banking	(18)	17	18	–	–	(70)	392	–

Provision for credit losses	(26)	20	53	–	–	(56)	546	–

Total operating expenses (CHF million)

Wealth Management Clients	1,765	1,867	1,711	(5)	3	5,387	5,069	6

Corporate & Institutional Clients	233	247	220	(6)	6	714	645	11

Private Banking	1,998	2,114	1,931	(5)	3	6,101	5,714	7

Investment Banking	3,044	3,298	3,282	(8)	(7)	9,833	11,292	(13)

Asset Management	447	480	454	(7)	(2)	1,392	1,329	5

Corporate Center	68	702	577	(90)	(88)	902	965	(7)

Total operating expenses	5,557	6,594	6,244	(16)	(11)	18,228	19,300	(6)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	612	633	723	(3)	(15)	1,922	2,206	(13)

Corporate & Institutional Clients	224	241	144	(7)	56	680	588	16

Private Banking	836	874	867	(4)	(4)	2,602	2,794	(7)

Investment Banking	395	784	1,746	(50)	(77)	2,973	5,815	(49)

Asset Management	135	22	311	–	(57)	323	(124)	–

Corporate Center	(613)	126	(304)	–	102	(405)	(1,247)	(68)

Income from continuing operations before taxes	753	1,806	2,620	(58)	(71)	5,493	7,238	(24)

Core Results reporting by region

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net revenues (CHF million)

Switzerland	2,006	2,234	2,145	(10)	(6)	6,386	6,734	(5)

EMEA	1,446	1,903	2,447	(24)	(41)	5,638	7,439	(24)

Americas	2,610	2,740	3,299	(5)	(21)	8,870	10,478	(15)

Asia Pacific	767	715	753	7	2	2,274	2,715	(16)

Corporate Center	(545)	828	273	–	–	497	(282)	–

Net revenues	6,284	8,420	8,917	(25)	(30)	23,665	27,084	(13)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	682	819	728	(17)	(6)	2,260	2,511	(10)

EMEA	(113)	178	783	–	–	636	1,941	(67)

Americas	660	659	1,230	0	(46)	2,724	3,330	(18)

Asia Pacific	137	24	183	471	(25)	278	703	(60)

Corporate Center	(613)	126	(304)	–	102	(405)	(1,247)	(68)

Income from continuing operations before taxes	753	1,806	2,620	(58)	(71)	5,493	7,238	(24)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Management changes
Osama S. Abbasi was appointed Chief Executive Officer (CEO) of Credit Suisse Asia Pacific and a member of the Executive Board of Credit Suisse Group and Credit Suisse, effective October 1, 2010. Mr. Abbasi was head of the equities department of Investment Banking in Asia Pacific and a member of the Investment Banking Management Committee, Global Equity Management Committee and the Asia Pacific Operating Committee.

Kai Nargolwala was appointed non-executive Chairman, Credit Suisse Asia Pacific, effective October 1, 2010. Mr. Nargolwala joined Credit Suisse in January 2008 as Asia Pacific CEO.
David Mathers was appointed Chief Financial Officer and a member of the Executive Board of Credit Suisse Group and Credit Suisse, effective October 1, 2010.
Recent developments
In 3Q10, we agreed to acquire as a part of Asset Management a significant noncontrolling interest in York Capital Management (York), a leading global event-driven hedge fund manager. York will continue to operate independently. The transaction is subject to customary closing conditions, including certain regulatory approvals, and is expected to close in 4Q10.

Credit Suisse Group launched a tender offer to acquire the approximately 1.4 percent of the shares of Neue Aargauer Bank AG (NAB) not owned by the Group. The tender offer amounts to a total CHF 37.5 million. The NAB board of directors unanimously recommended acceptance of the offer, which will close in 4Q10.

For further information, refer to Note 2 – Business developments in V – Condensed consolidated financial statements – unaudited.
Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. G-20 leaders pledged to increase regulation and improve coordination of oversight of banks and financial institutions.

In September 2010, the Governors and Heads of Supervision of the BCBS announced the amount and phase-in of the new capital standards that are designed to strengthen the resilience of the banking sector (Basel III). The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. The BCBS agreement will be presented to the G-20 nations in November, where adoption is expected. Each G-20 nation will then need to implement the rules, and stricter requirements may be adopted by any G-20 nation. Some aspects of Basel III are still being considered, including the financial instruments that qualify as tier 1 capital, and global liquidity standards are expected to be proposed in the future.

Under Basel III, the minimum tier 1 common equity ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This tier 1 common equity ratio will have certain regulatory deductions or other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% tier 1 common equity requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The new capital conservation buffer will be phased in from January 1, 2016 through January 1, 2019.

Basel III also provides for a counter cyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed only rarely by national regulatory authorities based on credit exposure and certain other circumstances. Both the amount and the implementation of the counter cyclical buffer require action by national regulatory authorities.

Most capital instruments that no longer meet the stricter criteria for inclusion in tier 1 common equity will be excluded beginning January 1, 2013. Capital instruments that no longer qualify as non-common tier 1 capital or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out.

In early October 2010, the Expert Commission of the Swiss Federal Council released its report with recommendations on how to address the “too big to fail” issues relating to the big banks. The recommendations include capital and liquidity requirements and proposals regarding risk diversification and emergency plans to address systemic risk. The recommendations on capital requirements build on Basel III, but go well beyond its minimum standards and the current “Swiss finish”. The Swiss Parliament is expected to adopt many of the recommendations into law in 2011.

The Expert Commission proposes to add a capital buffer to the Basel III minimum requirements equal to 8.5% of risk-weighted assets, which would consist of at least 5.5% in the form of common equity and up to 3% in the form of contingent convertible capital (CoCos) with a high trigger. A high trigger means the bonds would be required to convert into common equity relatively quickly in the event the bank suffers significant losses. The Expert Commission also proposes to add a progressive capital component equal to 6% of risk-weighted assets, which could consist entirely of CoCos with lower triggers or other qualifying instruments. The qualifying terms of CoCos would need to be determined by the Swiss Financial Market Supervisory Authority (FINMA) in accordance with Swiss law.

The Expert Commission recommended that the Swiss capital requirements track the phase in of the Basel III requirements. If enacted into law, the Bank and the Group would be required by January 1, 2019 to have common equity of at least 10% of risk-weighted assets and CoCos or other qualifying capital of another 9% of risk-weighted assets. These recommended requirements may change depending on the market share and size of the big banks and the terms of the requirements enacted into law by the Swiss Parliament. Assuming the Expert Commission’s recommendations become law, Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing CoCos or other instruments that qualify for the buffer and progressive capital components.

In June 2010, the BCBS announced its decision to postpone to no later than December 31, 2011 the implementation of the revisions to the Basel II market risk framework (Basel II.5). The FINMA has indicated that it expects to implement the revisions related to risk-weighted assets by the original implementation date of January 2011 for FINMA regulatory capital purposes. Based on risk-weighted assets at the end of 3Q10, we expect the implementation of the Basel II.5 revisions to increase our risk-weighted assets by approximately CHF 45 billion on January 1, 2011, and we further expect the combined Basel II.5 and Basel III revisions, using the risk-weighting that will be finalized in December, to increase our risk-weighted assets to approximately CHF 400 billion on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing risk-weighted assets by approximately CHF 50 to 70 billion in exit businesses, structured products, emerging markets and derivatives.

In April 2010, we agreed on liquidity principles with the FINMA, following its consultation with the Swiss National Bank (SNB), to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high quality securities available for designated periods of time in a crisis situation. The principles went into effect as of the end of 2Q10. For further information, refer to IV – Treasury and Risk management – Treasury management.

In July 2010, the US enacted the Reform Act. Although the Reform Act provides a broad framework for regulatory changes, implementation will require further detailed rulemaking over several years by different regulators, including the Department of the Treasury, the Fed, the US Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation, the Commodity Futures Trading Commission and the newly created Financial Stability Oversight Council. The Reform Act authorizes assessments on financial institutions with USD 50 billion or more in consolidated assets, will limit the ability of banking entities to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of tier 1 capital) or to engage in certain types of proprietary trading unrelated to serving clients, and provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. In addition, the Reform Act will create an extensive framework for the regulation of over-the-counter (OTC) derivatives and requires broader regulation of hedge funds and private equity funds, as well as credit agencies. Implementation of the Reform Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the details, impact and timing of these reforms.

EU leaders have agreed that member states should impose a levy on financial institutions to ensure fair burden sharing and create incentives to contain systemic risks. While there is currently no consensus among member states on details of how the levies should be designed, the UK, Germany and France have said they would impose such levies. In June 2010, the UK proposed a levy attributable to the UK operations of large banks on certain funding. If adopted, in 2011 a levy would be imposed of four basis points on short-term liabilities and two basis points on longer-term liabilities, with the rates rising to seven basis points and 3.5 basis points, respectively, in 2012.

In July 2010, the European Parliament approved amendments to the Capital Requirements Directive, including restrictions on the bonuses of senior management and certain other employees who could have a material impact on risk. These restrictions include limiting the portion that may be paid initially in cash and imposing deferrals and “at risk” requirements for a large portion of such bonuses. The amended directive will require member states to adopt national rules ensuring that institutions have compliant remuneration principles by January 2011, which are applicable to compensation awarded for services in 2010.

Other governmental bodies are considering imposing taxes on, or limiting the tax deductibility of, certain large bonuses.
As these and other financial reform proposals are considered, we believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. We believe we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation, including the impact of related share repurchases and other hedging activities. Equity is generally unaffected by the granting and vesting of share-based awards, as share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however the recognition of the obligation to deliver the shares increases equity by a corresponding amount. When Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Treasury shares are managed in aggregate and are not allocated to specific obligations under any particular share-based compensation program. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity and Note 20 – Employee share-based compensation and other compensation benefits in V – Condensed consolidated financial statements – unaudited and Note 25 – Tax – Tax benefits associated with share-based compensation in V – Consolidated Financial Statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain commercial paper (CP), most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain collateralized debt obligations (CDO), certain asset-backed and mortgage-backed securities, certain loans, certain loans held-for-sale, non-traded equity securities, private equity and other long-term investments.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 3Q10, 57% and 44% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 8.8 billion during 3Q10, primarily reflecting decreases in other investments, loans held-for-sale, trading assets and loans. These decreases primarily reflected foreign currency translation effects and sales.

Our level 3 assets, excluding noncontrolling interests and assets which we do not consolidate under Basel II, were CHF 45.1 billion, compared to CHF 48.4 billion as of the end of 2Q10. As of the end of 3Q10, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, unchanged from 2Q10.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.
Personnel
Headcount at the end of 3Q10 was 50,500, up 3,100 from 3Q09 and up 1,300 from 2Q10. The increase from 2Q10 was mainly due to an increase in IT professionals, reflecting investment in infrastructure in client-focused businesses, seasonal graduate recruitment in Investment Banking and employees in our client-facing businesses in Private Banking, mainly reflecting investment in growth markets, advisory and solutions capabilities and our multi-shore business model.

Number of employees by division

	end of			% change

	3Q10	2Q10	3Q09	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	25,500	24,900	24,200	2	5

Investment Banking	21,200	20,600	19,300	3	10

Asset Management	2,900	2,800	3,100	4	(6)

Corporate Center	900	900	800	0	13

Number of employees	50,500	49,200	47,400	3	7

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Our key performance indicators are targets to be achieved over a three to five year period across market cycles. As such, year-to-date results may be more meaningful than individual quarterly results. Our key performance indicators are assessed annually as part of our normal planning process, and are updated with the publication of our fourth quarter results.

Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. Integrated bank collaboration revenues were CHF 1.0 billion for 3Q10 and CHF 3.2 billion for 9M10.
For net new assets, we target a growth rate above 6%. In 3Q10, we recorded an annualized net new asset growth rate of 4.7% and a rolling four-quarter average growth rate of 5.5%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 3Q10 total shareholder return was 4.5%. The 3Q10 average total shareholder return of our peer group was 7.6%.

For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The annualized return on equity attributable to shareholders was 7.0% in 3Q10.
We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 88.4% for 3Q10.
Capital
For the BIS tier 1 ratio, we target a minimum ratio of 12.5%. The BIS tier 1 ratio was 16.7% as of the end of 3Q10.

in / end of	Target	3Q10	9M10	2009	2008	2007

Growth

Collaboration revenues (CHF billion)	CHF 10 billion annually by 2012	1.0	3.2	5.2	5.2	5.9

Net new asset growth (%) (annualized)	Above 6%	4.7	6.0	4.0	(0.2)	3.1

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	4.5	(14.5)	80.1	(56.1)	(17.8)

Total shareholder return of peer group [1,2]	–	7.6	(1.0)	35.2	(55.0)	(18.0)

Return on equity attributable to shareholders (annualized)	Above 18%	7.0	15.9	18.3	(21.1)	18.0

Core Results cost/income ratio	Below 65%	88.4	77.0	73.0	195.7	73.1

Capital (%)

BIS tier 1 ratio (Basel II)	Above 12.5%	16.7	16.7	16.3	13.3	10.0	[3]

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 2 Peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group. 3 Under Basel I we reported a tier 1 ratio of 11.1% as of the end of 2007.

Results by division
Private Banking
Investment Banking
Asset Management
Private Banking
In 3Q10, we reported net revenues of CHF 2,826 million and income before taxes of CHF 836 million. Net new assets of CHF 12.6 billion were strong, especially in our international businesses. Wealth Management Clients contributed net new assets of CHF 12.4 billion, an annualized net new asset growth rate of 6.2%.

Results

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Statements of operations (CHF million)

Net revenues	2,826	2,991	2,833	(6)	0	8,717	8,662	1

Provision for credit losses	(8)	3	35	–	–	14	154	(91)

Compensation and benefits	1,139	1,214	1,131	(6)	1	3,536	3,438	3

General and administrative expenses	715	728	643	(2)	11	2,081	1,819	14

Commission expenses	144	172	157	(16)	(8)	484	457	6

Total other operating expenses	859	900	800	(5)	7	2,565	2,276	13

Total operating expenses	1,998	2,114	1,931	(5)	3	6,101	5,714	7

Income before taxes	836	874	867	(4)	(4)	2,602	2,794	(7)

of which Wealth Management Clients	612	633	723	(3)	(15)	1,922	2,206	(13)

of which Corporate & Institutional Clients	224	241	144	(7)	56	680	588	16

Statement of operations metrics (%)

Cost/income ratio	70.7	70.7	68.2	–	–	70.0	66.0	–

Pre-tax income margin	29.6	29.2	30.6	–	–	29.8	32.3	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,711	7,388	7,010	4	10	7,343	7,143	3

Pre-tax return on average utilized economic capital (%) [1]	43.8	47.7	49.9	–	–	47.7	52.6	–

Number of employees (full-time equivalents)

Number of employees	25,500	24,900	24,200	2	5	25,500	24,200	5

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net revenue (CHF million)

Net interest income	1,217	1,276	1,186	(5)	3	3,707	3,752	(1)

Non-interest income	1,609	1,715	1,647	(6)	(2)	5,010	4,910	2

Net revenues	2,826	2,991	2,833	(6)	0	8,717	8,662	1

Net revenue detail (CHF million)

Recurring	2,218	2,304	2,178	(4)	2	6,792	6,683	2

Transaction-based	608	687	655	(11)	(7)	1,925	1,979	(3)

Net revenues	2,826	2,991	2,833	(6)	0	8,717	8,662	1

Provision for credit losses (CHF million)

New provisions	47	90	115	(48)	(59)	212	345	(39)

Releases of provisions	(55)	(87)	(80)	(37)	(31)	(198)	(191)	4

Provision for credit losses	(8)	3	35	–	–	14	154	(91)

Balance sheet statistics (CHF million)

Net loans	181,631	181,294	176,094	0	3	181,631	176,094	3

of which Wealth Management Clients [1]	131,360	129,778	125,449	1	5	131,360	125,449	5

of which Corporate & Institutional Clients	50,271	51,516	50,645	(2)	(1)	50,271	50,645	(1)

Deposits	258,135	260,736	256,076	(1)	1	258,135	256,076	1

of which Wealth Management Clients [1]	207,078	210,918	209,694	(2)	(1)	207,078	209,694	(1)

of which Corporate & Institutional Clients	51,057	49,818	46,382	2	10	51,057	46,382	10

Number of relationship managers

Switzerland	2,010	1,990	1,910	1	5	2,010	1,910	5

EMEA	1,260	1,240	1,180	2	7	1,260	1,180	7

Americas	560	550	560	2	0	560	560	0

Asia Pacific	360	350	380	3	(5)	360	380	(5)

Wealth Management Clients	4,190	4,130	4,030	1	4	4,190	4,030	4

Corporate & Institutional Clients (Switzerland)	490	480	490	2	0	490	490	0

Number of relationship managers	4,680	4,610	4,520	2	4	4,680	4,520	4

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Results overview
Income before taxes of CHF 836 million decreased 4% compared to 3Q09. Net revenues of CHF 2,826 million were stable. Recurring revenues, representing 78% of net revenues, increased slightly. Recurring commissions and fees were flat, reflecting the ongoing cautious investor behavior. In an ongoing low interest rate environment, net interest income increased 3%, reflecting slightly higher loan margins on slightly higher average volumes and stable deposit margins on stable average volumes. Transaction-based revenues decreased 7%, mainly due to significantly lower brokerage fees, partly offset by lower fair value losses on the Clock Finance transaction.

We recorded net releases of provision for credit losses of CHF 8 million, with net provisions of CHF 8 million in Wealth Management Clients and net releases of CHF 16 million in Corporate & Institutional Clients.

Total operating expenses of CHF 1,998 million were 3% higher compared to 3Q09, reflecting 11% higher general and administrative expenses. The increase in general and administrative expenses was mainly due to non-credit-related provisions, including CHF 44 million of provisions related to auction rate securities (ARS), and ongoing investments in our client advisory services and international platforms. Compensation and benefits were stable, as increases in headcount and base salaries were offset by lower performance-related compensation accruals.

Compared to 2Q10, income before taxes decreased 4%. Net revenues decreased 6%, driven by a 4% decrease in recurring revenues and an 11% decline in transaction-based revenues. The 5% decrease in net interest income was mainly due to stable deposit margins on slightly lower average volumes. A 3% decline in recurring commissions and fees primarily reflected lower management fees due to a 3.1% decline in average assets under management. The decrease in transaction-based revenues mainly reflected significantly lower brokerage fees, due to a seasonal slowdown and particularly low client activity, lower foreign exchange income from client transactions and higher fair value losses on the Clock Finance transaction. Total operating expenses decreased 5%, with declines in compensation and benefits, commission expenses and general and administrative expenses.

Assets under management as of the end of 3Q10 were CHF 935.1 billion, stable compared to the end of 2Q10. Strong net new assets of CHF 12.6 billion and a positive impact from the upward trend in equity markets were offset by negative foreign exchange-related movements, reflecting the depreciation of the US dollar against the Swiss franc. Wealth Management Clients contributed net new assets of CHF 12.4 billion, benefiting from substantial inflows in our international businesses, including strong contributions from emerging markets. Corporate & Institutional Clients acquired net new assets of CHF 0.2 billion.

Assets under management - Private Banking

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Assets under management by region (CHF billion)

Switzerland	327.4	325.2	335.3	0.7	(2.4)	327.4	335.3	(2.4)

EMEA	271.7	268.9	271.7	1.0	0.0	271.7	271.7	0.0

Americas	135.8	135.7	123.3	0.1	10.1	135.8	123.3	10.1

Asia Pacific	78.2	75.5	62.5	3.6	25.1	78.2	62.5	25.1

Wealth Management Clients	813.1	805.3	792.8	1.0	2.6	813.1	792.8	2.6

Corporate & Institutional Clients (Switzerland)	122.0	120.3	109.0	1.4	11.9	122.0	109.0	11.9

Assets under management	935.1	925.6	901.8	1.0	3.7	935.1	901.8	3.7

Average assets under management (CHF billion)

Average assets under management	929.3	959.1	884.7	(3.1)	5.0	939.6	842.6	11.5

Assets under management by currency (CHF billion)

USD	304.3	310.7	293.7	(2.1)	3.6	304.3	293.7	3.6

EUR	229.0	222.7	247.9	2.8	(7.6)	229.0	247.9	(7.6)

CHF	285.1	283.0	267.5	0.7	6.6	285.1	267.5	6.6

Other	116.7	109.2	92.7	6.9	25.9	116.7	92.7	25.9

Assets under management	935.1	925.6	901.8	1.0	3.7	935.1	901.8	3.7

Net new assets by region (CHF billion)

Switzerland	1.2	1.6	3.7	(25.0)	(67.6)	7.3	7.6	(3.9)

EMEA	4.3	5.6	2.4	(23.2)	79.2	12.3	9.7	26.8

Americas	3.1	1.6	2.8	93.8	10.7	6.7	4.9	36.7

Asia Pacific	3.8	3.1	2.3	22.6	65.2	10.9	7.7	41.6

Wealth Management Clients	12.4	11.9	11.2	4.2	10.7	37.2	29.9	24.4

Corporate & Institutional Clients (Switzerland)	0.2	1.9	1.9	(89.5)	(89.5)	7.8	5.3	47.2

Net new assets	12.6	13.8	13.1	(8.7)	(3.8)	45.0	35.2	27.8

Growth in assets under management (CHF billion)

Net new assets	12.4	11.9	11.2	–	–	37.2	29.9	–

Other effects	(4.6)	(31.4)	20.5	–	–	(26.9)	68.7	–

of which market movements	26.9	(23.3)	39.1	–	–	19.4	70.2	–

of which currency	(30.6)	(7.4)	(16.5)	–	–	(42.2)	2.3	–

of which other	(0.9)	(0.7)	(2.1)	–	–	(4.1)	(3.8)	–

Wealth Management Clients	7.8	(19.5)	31.7	–	–	10.3	98.6	–

Corporate & Institutional Clients	1.7	(0.6)	7.9	–	–	9.9	14.3	–

Growth in assets under management	9.5	(20.1)	39.6	–	–	20.2	112.9	–

Growth in assets under management (annualized) (%)

Net new assets	5.4	5.8	6.1	–	–	6.6	5.9	–

of which Wealth Management Clients	6.2	5.8	5.9	–	–	6.2	5.7	–

of which Corporate & Institutional Clients	0.7	6.3	7.5	–	–	9.3	7.5	–

Other effects	(1.3)	(14.3)	12.3	–	–	(3.6)	13.1	–

Growth in assets under management	4.1	(8.5)	18.4	–	–	3.0	19.0	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.7	6.0	4.1	–	–	–	–	–

of which Wealth Management Clients	5.4	5.4	3.8	–	–	–	–	–

of which Corporate & Institutional Clients	8.1	10.4	6.1	–	–	–	–	–

Other effects	(2.0)	1.3	(4.4)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	3.7	7.3	(0.3)	–	–	–	–	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 3Q10, the pre-tax income margin was 29.6%, down 1.0 percentage point from 3Q09 and up 0.4 percentage point from 2Q10.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 3Q10, our annualized quarterly growth rate was 6.2%. The rolling four-quarter average growth rate was 5.4%.

Initiatives and achievements
In 3Q10, we continued our long-term strategy of organic growth and strengthened our client focus:
– We were recognized as “Best Private Bank Asia” and “Best Private Bank Singapore” for the second consecutive year by The Asset in its Triple A Investment Awards.
– We received a license from the Reserve Bank of India to establish a bank branch in Mumbai. This final authorization marks another step in the implementation of our international growth strategy and underscores our long-term commitment to this growth market.

– In collaboration with Asset Management, we expanded our range of exchange-traded funds (ETFs) to include 13 new products, the majority of which are invested in individual emerging markets and countries. This gives investors the opportunity to structure their emerging market allocations and invest in selected countries, as direct investments in these markets are often difficult or impossible for individual investors.

– We launched two new indexed investment strategies for Swiss pension assets, complementing our range of products in the area of pension solutions. Like our existing indexed securities solutions, these products invest in index funds, which offer investors greater transparency and cost efficiency.

– We launched a new discretionary mandate in emerging markets debt, which allows our clients to invest in thriving emerging markets and benefit from our superior research expertise and Asset Management's strong investment process. For the first time the mandate offers clients a new pricing model with the choice between a management fee or a reduced management fee combined with a performance fee.

– Our Business School has been granted the CLIP (Corporate Learning Improvement Process) award for the second time by the European Foundation for Management Development. The prize confirms that the bank is a front-runner in terms of developing its staff.

– “SVC - Ltd for Risk Capital for SMEs”, which we launched with the Swiss Venture Club in 2Q10 to promote entrepreneurship and strengthen the Swiss economy, has made its first four investments totalling CHF 5 million in innovative companies.

Results detail
The following provides a comparison of our 3Q10 results versus 3Q09 (YoY) and versus 2Q10 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Stable at CHF 2,826 million
Net interest income increased 3%, reflecting slightly higher loan margins on slightly higher average volumes and stable deposit margins on stable average volumes. Despite a 5.0% increase in average assets under management, recurring commissions and fees were stable and reflected the ongoing cautious investor behavior and investments in less complex, lower-margin products, also within managed investment products. A 7% decline in transaction-based revenues primarily resulted from significantly lower brokerage fees, reflecting lower client activity, especially during the first two months of the quarter. Additionally, 3Q09 included sales proceeds from real estate and higher revenues from integrated solutions. This was only partially offset by lower fair value losses on the Clock Finance transaction.

QoQ: Down 6% from CHF 2,991 million to CHF 2,826 million
The 5% decrease in net interest income was mainly due to stable deposit margins on slightly lower average volumes. Loan margins and average volumes were stable. The 3% decrease in recurring commissions and fees included lower management fees, reflecting 3.1% lower average assets under management. Transaction-based revenues were mainly affected by significantly lower brokerage fees and lower foreign exchange income from client transactions, reflecting the seasonal slowdown and particularly low client activity. Fair value losses from the Clock Finance transaction were higher.

Provision for credit losses
YoY: Down from CHF 35 million to CHF (8) million
New provisions of CHF 47 million and releases of CHF 55 million resulted in net releases of provision for credit losses of CHF 8 million. Wealth Management Clients recorded net new provisions of CHF 8 million and Corporate & Institutional Clients recorded net releases of CHF 16 million, despite the high number of corporate insolvencies in Switzerland. A substantial part of the new provisions was in Wealth Management Clients. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities.

QoQ: Down from CHF 3 million to CHF (8) million
The net releases reflected lower new provisions and releases.
Operating expenses
Compensation and benefits
YoY: Stable at CHF 1,139 million
Stable compensation and benefits reflected higher headcount and base salaries, offset by lower performance-related compensation accruals.
QoQ: Down 6% from CHF 1,214 million to CHF 1,139 million
The decrease primarily reflected lower performance-related compensation accruals. Additionally, 2Q10 included social security expenses associated with share award deliveries.
General and administrative expenses
YoY: Up 11% from CHF 643 million to CHF 715 million
The increase was mainly due to non-credit-related provisions, including CHF 44 million related to ARS, and ongoing investments in our client advisory services and international platforms, primarily from IT investments.

QoQ: Down 2% from CHF 728 million to CHF 715 million
The decrease was mainly driven by reductions across most expense categories, including IT costs and seasonally lower marketing and sales expenses, partially offset by the non-credit-related provisions.

Personnel
Headcount at the end of 3Q10 was 25,500, up 600 from 2Q10. The increase was mainly in IT professionals and employees in our client-facing businesses, mainly reflecting investment in our growth markets, advisory and solutions capabilities and in our multi-shore business model. We also gave over 100 apprentices the opportunity to remain with us after finishing their apprenticeships. In addition, we increased our pool of graduates and interns by approximately 50. The number of relationship managers in Wealth Management Clients increased by 60 during 3Q10, reflecting increases in all regions, mainly Switzerland and Europe, Middle East and Africa (EMEA).

Wealth Management Clients
Net revenues
Recurring
YoY: Up 2% from CHF 1,782 million to CHF 1,820 million
The increase resulted from 5% higher net interest income, reflecting higher margins on higher average loan volumes and on stable average deposit volumes. Recurring commissions and fees were stable, despite the 3.7% increase in average assets under management, reflecting the ongoing cautious investor behavior and investments in less complex, lower-margin products, also within managed investment products.

QoQ: Down 4% from CHF 1,897 million to CHF 1,820 million
The decline was driven by a 5% decrease in net interest income and 3% lower recurring commissions and fees. Net interest income reflected stable deposit margins on slightly lower average volumes and slightly higher loan margins on stable average volumes. The decline in recurring commissions and fees was mainly driven by lower management fees, reflecting 3.4% lower average assets under management.

Transaction-based
YoY: Down 13% from CHF 647 million to CHF 565 million
The decrease was mainly related to significantly lower brokerage fees, reflecting the particularly low client activity, especially during the first two months of the quarter. Additionally, 3Q09 included sales proceeds from real estate.

QoQ: Down 9% from CHF 619 million to CHF 565 million
The decrease mainly reflected the lower brokerage fees and foreign exchange income from client transactions, reflecting the seasonal slowdown and particularly low client activity.
Gross margin
Our gross margin was 118 basis points in 3Q10, seven basis points lower than in 3Q09. The recurring margin decreased two basis points, as the impact from the 3.7% increase in average assets under management exceeded the 2% increase in recurring revenues. The transaction-based margin decreased five basis points, reflecting the 13% decrease in transaction-based revenues and the increase in average assets under management.

Compared to 2Q10, the gross margin decreased two basis points to 118 basis points, reflecting the 5% decrease in net revenues and the 3.4% lower average assets under management.
Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Statements of operations (CHF million)

Net revenues	2,385	2,516	2,429	(5)	(2)	7,365	7,299	1

Provision for credit losses	8	16	(5)	(50)	–	56	24	133

Total operating expenses	1,765	1,867	1,711	(5)	3	5,387	5,069	6

Income before taxes	612	633	723	(3)	(15)	1,922	2,206	(13)

Statement of operations metrics (%)

Cost/income ratio	74.0	74.2	70.4	–	–	73.1	69.4	–

Pre-tax income margin	25.7	25.2	29.8	–	–	26.1	30.2	–

Net revenues (CHF million)

Net interest income	929	974	881	(5)	5	2,824	2,760	2

Non-interest income	1,456	1,542	1,548	(6)	(6)	4,541	4,539	0

Net revenues	2,385	2,516	2,429	(5)	(2)	7,365	7,299	1

Net revenue detail (CHF million)

Recurring	1,820	1,897	1,782	(4)	2	5,594	5,412	3

Transaction-based	565	619	647	(9)	(13)	1,771	1,887	(6)

Net revenues	2,385	2,516	2,429	(5)	(2)	7,365	7,299	1

Average assets under management (CHF billion)

Average assets under management	808.6	837.0	779.8	(3.4)	3.7	819.7	743.6	10.2

Gross margin (annualized) (bp) [1]

Recurring	90	91	92	–	–	91	97	–

Transaction-based	28	29	33	–	–	29	34	–

Gross margin	118	120	125	–	–	120	131	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 6% from CHF 305 million to CHF 288 million
The decrease was mainly due to lower margins on stable average loan volumes and on higher average deposit volumes.
QoQ: Down 5% from CHF 302 million to CHF 288 million
The decrease mainly reflected lower loan margins on slightly lower average volumes and slightly lower deposit margins on stable average volumes.
Non-interest income
YoY: Up 55% from CHF 99 million to CHF 153 million
The increase reflected lower fair value losses of CHF 21 million on the Clock Finance transaction compared to losses of CHF 61 million in 3Q09. Excluding the fair value losses on the Clock Finance transaction, non-interest income increased 9%, mainly driven by higher recurring commissions and fees, reflecting higher commissions from the lending business and higher other recurring commissions and fees.

QoQ: Down 12% from CHF 173 million to CHF 153 million
The decrease reflected higher fair value losses on the Clock Finance transaction of CHF 21 million compared to losses of CHF 1 million in 2Q10. Excluding the fair value losses on the Clock Finance transaction, non-interest income was stable, reflecting higher commissions from the lending business and higher product issuing fees, offset by lower integrated solutions revenues and lower management fees.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 76 basis points decreased one basis point compared to 3Q09, as the average business volume increased 9.7%, mainly resulting from higher assets under management, while net revenues increased 9%. Compared to 2Q10, the return on business volume decreased five basis points, mainly reflecting the 7% decrease in net revenues and slightly lower average business volume.

Excluding the fair value losses on the Clock Finance transaction, return on business volume was 80 basis points in 3Q10, 81 basis points in 2Q10 and 88 basis points in 3Q09. The decrease compared to 3Q09 primarily reflected an increase in business volume while net revenues were stable.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Statements of operations (CHF million)

Net revenues	441	475	404	(7)	9	1,352	1,363	(1)

Provision for credit losses	(16)	(13)	40	23	–	(42)	130	–

Total operating expenses	233	247	220	(6)	6	714	645	11

Income before taxes	224	241	144	(7)	56	680	588	16

Statement of operations metrics (%)

Cost/income ratio	52.8	52.0	54.5	–	–	52.8	47.3	–

Pre-tax income margin	50.8	50.7	35.6	–	–	50.3	43.1	–

Net revenue (CHF million)

Net interest income	288	302	305	(5)	(6)	883	992	(11)

Non-interest income	153	173	99	(12)	55	469	371	26

Net revenues	441	475	404	(7)	9	1,352	1,363	(1)

Net revenue detail (CHF million)

Recurring	398	407	396	(2)	1	1,198	1,271	(6)

Transaction-based	43	68	8	(37)	438	154	92	67

Net revenues	441	475	404	(7)	9	1,352	1,363	(1)

Average business volume (CHF billion)

Average business volume	231.4	234.7	211.0	(1.4)	9.7	230.8	205.9	12.1

Business volume (CHF billion)

Client assets	181.2	179.2	163.5	1	11	181.2	163.5	11

of which assets under management	122.0	120.3	109.0	1	12	122.0	109.0	12

of which commercial assets	52.5	52.8	48.4	(1)	8	52.5	48.4	8

of which custody assets	6.7	6.1	6.1	10	10	6.7	6.1	10

Net loans	50.3	51.5	50.6	(2)	(1)	50.3	50.6	(1)

Business volume	231.5	230.7	214.1	0	8	231.5	214.1	8

Return on business volume (annualized) (bp) [1]

Return on business volume	76	81	77	–	–	78	88	–

1 Net revenues divided by average business volume.

Investment Banking
In 3Q10, we reported income before taxes of CHF 395 million and net revenues of CHF 3,421 million. Our results in 3Q10 were impacted by a decline in client trading volumes that was exacerbated by a seasonal slow down. Despite the challenging market conditions, we recorded solid revenues in fixed income sales and trading as well as underwriting and advisory. We maintained market share momentum across most products.

Results

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Statements of operations (CHF million)

Net revenues	3,421	4,099	5,046	(17)	(32)	12,736	17,499	(27)

Provision for credit losses	(18)	17	18	–	–	(70)	392	–

Compensation and benefits	1,872	2,014	2,129	(7)	(12)	6,210	7,782	(20)

General and administrative expenses	877	933	852	(6)	3	2,672	2,644	1

Commission expenses	295	351	301	(16)	(2)	951	866	10

Total other operating expenses	1,172	1,284	1,153	(9)	2	3,623	3,510	3

Total operating expenses	3,044	3,298	3,282	(8)	(7)	9,833	11,292	(13)

Income before taxes	395	784	1,746	(50)	(77)	2,973	5,815	(49)

Statement of operations metrics (%)

Cost/income ratio	89.0	80.5	65.0	–	–	77.2	64.5	–

Pre-tax income margin	11.5	19.1	34.6	–	–	23.3	33.2	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	20,109	20,663	19,566	(3)	3	19,795	20,588	(4)

Pre-tax return on average utilized economic capital (%) [1]	8.5	15.8	36.3	–	–	20.7	38.3	–

Number of employees (full-time equivalents)

Number of employees	21,200	20,600	19,300	3	10	21,200	19,300	10

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net revenue detail (CHF million)

Debt underwriting	509	460	321	11	59	1,421	740	92

Equity underwriting	169	216	351	(22)	(52)	604	726	(17)

Total underwriting	678	676	672	0	1	2,025	1,466	38

Advisory and other fees	212	312	107	(32)	98	740	464	59

Total underwriting and advisory	890	988	779	(10)	14	2,765	1,930	43

Fixed income sales and trading	1,458	1,438	2,476	1	(41)	5,558	9,639	(42)

Equity sales and trading	1,080	1,723	1,835	(37)	(41)	4,497	6,367	(29)

Total sales and trading	2,538	3,161	4,311	(20)	(41)	10,055	16,006	(37)

Other	(7)	(50)	(44)	(86)	(84)	(84)	(437)	(81)

Net revenues	3,421	4,099	5,046	(17)	(32)	12,736	17,499	(27)

Average one-day, 99% Value-at-Risk (CHF million) [1]

Interest rate & credit spread	122	127	125	(4)	(2)	126	168	(25)

Foreign exchange	25	22	8	14	213	19	19	0

Commodity	10	14	21	(29)	(52)	13	23	(43)

Equity	26	23	27	13	(4)	25	38	(34)

Diversification benefit	(65)	(69)	(91)	(6)	(29)	(70)	(101)	(31)

Average one-day, 99% Value-at-Risk	118	117	90	1	31	113	147	(23)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	147,545	153,053	141,882	(4)	4	147,545	141,882	4

Risk-weighted assets (USD)	151,026	141,933	136,734	6	10	151,026	136,734	10

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, 99% VaR measure was revised in 2Q10. For further information on VaR and changes in VaR methodology, refer to IV – Treasury and Risk management – Risk management – Market risk. 2 Includes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital.

Results overview
In 3Q10, income before taxes was CHF 395 million, compared to CHF 1,746 million in 3Q09 and CHF 784 million in 2Q10. Net revenues decreased to CHF 3,421 million from CHF 5,046 million in 3Q09 and CHF 4,099 million in 2Q10.

Most of our businesses were adversely impacted by a decline in client trading volumes that was exacerbated by a seasonal slow down. Results reflected a particularly weak July, a seasonally slow August and some improvement in September.

In 3Q10, fixed income sales and trading results were driven by strong revenues in US RMBS trading and our credit businesses, including leveraged finance and high grade trading, which had been impacted in 2Q10 by adverse market conditions triggered by sovereign debt concerns, regulatory uncertainty and widening credit spreads. We had solid results in global rates and emerging markets.

Equity sales and trading results were driven by revenues from our cash equities, prime services and derivatives businesses. Results in these businesses were negatively impacted by lower client trading volumes despite continued market share strength.

Underwriting and advisory results were solid and in line with industry-wide capital issuance levels and M&A activity. We had strong debt underwriting revenues, driven by higher industry-wide issuance levels, particularly in high yield. Revenues in our equity underwriting and advisory businesses reflected continued weakness in equity issuance levels and completed M&A volumes compared to historic levels.

Our results also reflected fair value losses on Credit Suisse vanilla debt of CHF 57 million compared to net fair value losses of CHF 251 million in 3Q09 and fair value losses of CHF 62 million in 2Q10. Our results were also impacted by debit valuation adjustment (DVA) losses of CHF 172 million in 3Q10 compared to DVA losses of CHF 177 million in 3Q09 and DVA gains of CHF 121 million in 2Q10, relating to structured note liabilities. For further information on DVA, refer to Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

Compensation and benefits of CHF 1,872 million in 3Q10 were lower than 3Q09, primarily due to significantly lower performance-related compensation reflecting lower risk-adjusted profitability, and lower than 2Q10, primarily reflecting the foreign exchange translation impact. Total other operating expenses were flat compared to 3Q09, primarily reflecting higher IT investment costs, offset by a decrease in litigation charges and legal expenses. Total other operating expenses decreased 9% from 2Q10, primarily reflecting the foreign exchange translation impact, a decrease in commission expenses and a decrease in general and administrative expenses across most expense categories.

Risk-weighted assets of USD 151 billion increased USD 9 billion compared to 2Q10. Average one-day, 99% risk management VaR of CHF 118 million remained flat compared to 2Q10. In US dollars, risk management VaR increased 9% compared to 2Q10.

Results in 3Q10 were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to 2Q10, which adversely affected revenues and favorably impacted expenses. In US dollars, net revenues were 9% lower and total operating expenses were 1% higher compared to 2Q10. For more information on foreign exchange translation rates, refer to VI – Investor information.

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 11.5% in 3Q10, compared to 34.6% in 3Q09 and 19.1% in 2Q10.

Value-at-Risk
The average one-day, 99% risk management VaR was CHF 118 million in 3Q10, compared to CHF 90 million in 3Q09 and CHF 117 million in 2Q10. In US dollars, the 9% increase in risk management VaR from 2Q10 primarily reflected increased risk usage in support of client businesses, including interest rate and credit, foreign exchange and equity businesses. For further information on VaR, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital was 8.5% in 3Q10, compared to 36.3% in 3Q09 and 15.8% in 2Q10.
Risk-weighted assets
Risk-weighted assets increased to USD 151 billion compared to USD 142 billion in 2Q10 primarily related to higher lending commitments in leveraged finance and corporate banking, the foreign exchange translation impact on the operational risk component and increases in other client-related risk-weighted asset usage.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Chesapeake Energy Corporation (US energy company), NXP B.V. (Dutch semiconductor manufacturer), Republic of Philippines and UPC Holding BV (Dutch specialty telecommunications company).

– Equity capital markets: We executed IPOs for PT Indofood CBP Sukses Makmur (Indonesian packaged food producer) and Vallar Plc (UK mining investment company) and follow-on offerings for MetLife, Inc. (US insurance company) and Petróleo Brasileiro S.A. (Brazilian energy company).

– Mergers and acquisitions: We advised on a number of key transactions, including the acquisition by The Blackstone Group L.P. (US investment and advisory firm) of Dynegy Inc. (US energy company), the sale by General Electric Co. (global diversified holding company) of BAC Credomatic GECF Inc. (Central American bank) to Grupo Aval (Colombian bank), the acquisition by Reynolds Group Holdings Ltd. (New Zealand consumer products manufacturer) of Pactiv Corporation (US consumer products packaging manufacturer), the merger of Shenzhen Development Bank Co., Ltd. (Chinese bank) with Ping An Insurance (Group) Company of China, Ltd. (Chinese insurance company) and the acquisition by Telefónica, S.A. (Spanish telecommunications company) of a 50% interest in Brasilcel N.V. (Brazilian telecommunications company) from Portugal Telecom, SGPS, S.A. (Portuguese telecommunications company).

Industry awards
– Awarded “Most Innovative Bank of the Year” by The Banker. We were also awarded “Most Innovative in Equity Linked”, “Most Innovative in Equity Derivatives” and “Most Innovative in Bank Capital”.
– Ranked third among web-based analytical tools in Institutional Investor's 2010 All-American Fixed-Income Research Team Survey for Locus, our eAnalytics and Live Market Data platform. Locus provides analytics and research across rates, foreign exchange, emerging markets, credit, structured products, equities and commodities. Our ranking in the survey, which is an annual review of the top US fixed-income analysts and tools, demonstrates our commitment to delivering innovative solutions to our clients.

– Awarded “Best Algorithmic Trading Technology (Bank)”by FX Week.
– Awarded “IPO of the Year” by Environmental Finance for our work on the STR Holdings transaction (a solar encapsulant manufacturer).
– Awarded “Equity Derivatives House of the Year” in Structured Products’ 2010 Asia Awards.
– Awarded “Rising Star Equity Derivatives House” by The Asset.
– Our fixed income business ranked in the top five in 47 separate categories of this year’s Risk Magazine Interdealer Rankings. Many notable sub-category rankings came in interest rates and foreign exchange, reflecting our efforts to strengthen and grow these businesses.

Market share momentum
– We were ranked number one in market share in global cash products in a recent survey conducted by a leading market share analysis provider.
– We were recognized for our leading equities program trading and electronic trading capabilities by US and European institutions in recent surveys conducted by Greenwich Associates. We were ranked number one in “Portfolio Trading Penetration” and “Self-Directed Electronic Trading Penetration”.

– Credit Suisse Equity Derivatives Americas was ranked number one by Greenwich Associates in “Recognition and Importance for Flow Equity Derivatives” for the second year in a row. We were also ranked number one in “Share of Options Commissions Volumes, “Capability of Flow Equity Derivative Sales Professional”, “Capability of Flow Equity Derivatives Trading” and “Recognition and Importance for Structured Equity/Securitized Products” and number two in “Relationships and Share for Equity Swaps”.

– We were ranked second in Greenwich Associates’ annual US Convertibles survey with a 14% market share. For the second consecutive year, we posted the largest market share gain of any firm, with a nearly 1,000 basis point gain since 2008.

Results detail
The following provides a comparison of our 3Q10 results versus 3Q09 (YoY) and versus 2Q10 (QoQ).
Net revenues
Debt underwriting
YoY: Up 59% from CHF 321 million to CHF 509 million
The increase was primarily due to stronger results in leveraged finance, reflecting the increase in industry-wide high yield issuance volumes, as well as significant structuring and syndication fees related to a large private financing. In addition, we had higher revenues from investment grade debt issuance reflecting an increase in industry-wide issuance volumes.

QoQ: Up 11% from CHF 460 million to CHF 509 million
The increase reflected the fees related to the large private financing, higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes, and increased revenues from structured lending in emerging markets. We had lower leveraged finance revenues, primarily due to the foreign exchange translation impact. In US dollars, we had higher leveraged finance revenues, reflecting an increase in industry-wide high yield issuance volumes. 3Q10 was the highest quarter on record for high yield new issue activity. These results were partially offset by lower revenues from asset-backed securities (ABS).

Equity underwriting
YoY: Down 52% from CHF 351 million to CHF 169 million
The decrease was in line with a decline in industry-wide equity issuance, driven by lower follow-on offering and convertible issuance volumes, and market share, partially offset by an increase in IPO issuance volumes and market share.

QoQ: Down 22% from CHF 216 million to CHF 169 million
The decrease was driven by lower revenues from follow-on offerings, despite an increase in industry-wide follow-on issuances and stable market share, reflecting lower fee margins on certain large issuances in the quarter.

Advisory and other fees
YoY: Up 98% from CHF 107 million to CHF 212 million
The increase was due to higher M&A fees driven by higher industry-wide completed M&A activity and higher completed M&A market share.
QoQ: Down 32% from CHF 312 million to CHF 212 million
The decrease reflected lower M&A fees driven by a decrease in completed M&A market share.
Fixed income sales and trading
YoY: Down 41% from CHF 2,476 million to CHF 1,458 million
The decrease reflected lower revenues from leveraged finance trading compared to strong revenues in 3Q09, as well as lower revenues in our global rates business, as market conditions, including volatility levels, bid/offer spreads and volumes, which had been extremely favorable in 3Q09, normalized. In addition, we had lower revenues in global foreign exchange, fixed income arbitrage trading and corporate lending. These results were partially offset by lower net valuation reductions in our commercial mortgage-backed securities (CMBS) exit business compared to 3Q09 and higher revenues from US RMBS trading driven by strong non-agency revenues. In addition, we had DVA losses of CHF 54 million in 3Q10 compared to losses of CHF 177 million in 3Q09, relating to structured note liabilities. Our results included fair value losses on Credit Suisse vanilla debt of CHF 51 million compared to net fair value losses of CHF 226 million in 3Q09.

QoQ: Up 1% from CHF 1,438 million to CHF 1,458 million
The results reflected higher revenues from leveraged finance and high grade trading, as 2Q10 results in these businesses had been impacted by adverse market conditions triggered by sovereign debt concerns, regulatory uncertainty and widening credit spreads. We had lower net valuation reductions in our CMBS exit business, revenues in fixed income arbitrage trading compared to a small loss in 2Q10 and higher revenues from corporate lending and US RMBS trading. These results were mostly offset by revenues in our global rates business, which, although solid, were lower than 2Q10. In addition, we had lower revenues in global foreign exchange. Our results also reflected the DVA losses compared to DVA gains of CHF 57 million in 2Q10.

Equity sales and trading
YoY: Down 41% from CHF 1,835 million to CHF 1,080 million
The decrease was driven by lower revenues in derivatives compared to a strong 3Q09, and weaker revenues in cash equities and prime services, reflecting lower client trading volumes. We also had lower revenues in convertibles, equity arbitrage trading and fund-linked products. In addition, our results reflected DVA losses of CHF 118 million compared to no DVA gains or losses in 3Q09, relating to structured note liabilities and fair value losses on Credit Suisse vanilla debt of CHF 6 million compared to net fair value losses of CHF 25 million in 3Q09.

QoQ: Down 37% from CHF 1,723 million to CHF 1,080 million
The decrease was driven by the DVA losses compared to DVA gains of CHF 64 million in 2Q10. In addition, we had lower revenues in cash equities driven by a decline in industry-wide volumes, particularly in electronic trading, as well as a seasonal decline in revenues from prime services. We also had lower revenues in equity arbitrage trading, reflecting reduced trading opportunities, and lower revenues in derivatives, driven by weaker client flows.

Provision for credit losses
YoY: From CHF 18 million to CHF (18) million
The change was due to lower new provisions and releases and recoveries.
QoQ: From CHF 17 million to CHF (18) million
The change was due to higher releases and recoveries, as well as lower provisions against a guarantee provided in a prior year to a third-party bank.
Operating expenses
Compensation and benefits
YoY: Down 12% from CHF 2,129 million to CHF 1,872 million
The decrease reflected lower performance-related compensation, reflecting lower risk-adjusted profitability, partially offset by an increase in salary expense, reflecting higher base salaries and increased headcount, and higher deferred compensation from prior-year share awards.

QoQ: Down 7% from CHF 2,014 million to CHF 1,872 million
The decrease primarily reflected the foreign exchange translation impact. In US dollars, compensation and benefits increased, as an increase in performance-related compensation was largely offset by a decrease in social security taxes from share award deliveries in 2Q10.

General and administrative expenses
YoY: Up 3% from CHF 852 million to CHF 877 million
The increase reflected higher IT investment costs and higher recruitment, consulting, events and travel and entertainment expenses driven by an increase in client-related business, partially offset by a decrease in litigation charges and legal expenses. Our 3Q10 results included a litigation charge of CHF 29 million compared to charges of CHF 47 million in 3Q09. In addition, our 3Q09 results included legal, consulting and service fees related to asset sales in our exit businesses.

QoQ: Down 6% from CHF 933 million to CHF 877 million
The decrease primarily reflected the foreign exchange translation impact. In US dollars, general and administrative expenses increased slightly due to an increase in litigation charges. Excluding the litigation charges, general and administrative expenses decreased slightly, driven by reductions across most expense categories, including legal, advertising and travel and entertainment expenses.

Personnel
Headcount at the end of 3Q10 was 21,200, up 600 from 2Q10, driven by an increase in IT professionals reflecting our investment in infrastructure in client-focused businesses, as well as seasonal graduate recruitment in investment banking, fixed income and equities.

Asset Management
In 3Q10, we reported income before taxes of CHF 135 million and net revenues of CHF 582 million. Higher investment-related gains and performance fees, reflecting higher valuations in equity markets, were partially offset by lower asset management, placement and transaction fees, lower income from equity participations and prior-period gains from the sale of securities purchased from our money market funds. We recorded net new assets of CHF 3.6 billion, maintaining a positive trend in asset inflows for the fifth consecutive quarter.

Results

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Statements of operations (CHF million)

Net revenues	582	502	765	16	(24)	1,715	1,205	42

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	261	289	286	(10)	(9)	832	826	1

General and administrative expenses	150	148	123	1	22	436	397	10

Commission expenses	36	43	45	(16)	(20)	124	106	17

Total other operating expenses	186	191	168	(3)	11	560	503	11

Total operating expenses	447	480	454	(7)	(2)	1,392	1,329	5

Income/(loss) before taxes	135	22	311	–	(57)	323	(124)	–

Statement of operations metrics (%)

Cost/income ratio	76.8	95.6	59.3	–	–	81.2	110.3	–

Pre-tax income margin	23.2	4.4	40.7	–	–	18.8	(10.3)	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,677	3,563	3,402	3	8	3,530	3,454	2

Pre-tax return on average utilized economic capital (%) [1]	15.7	3.5	37.6	–	–	13.2	(3.7)	–

Number of employees (full-time equivalents)

Number of employees	2,900	2,800	3,100	4	(6)	2,900	3,100	(6)

1 Calculated using a return excluding interest costs for allocated goodwill.
Results (continued)

	in					% change		in				% change

	3Q10	2Q10		3Q09		QoQ	YoY	9M10		9M09		YoY

Net revenue detail by type (CHF million)

Asset management fees	350	360		344		(3)	2	1,071		1,016		5

Placement, transaction and other fees	30	43		38		(30)	(21)	110		103		7

Performance fees and carried interest	41	3		26		–	58	60		52		15

Equity participations	(3)	23		229		–	–	11		272		(96)

Investment-related gains/(losses)	153	46		97		233	58	325		(318)		–

Other revenues [1]	11	27	[2]	31	[2]	(59)	(65)	138	[2]	80	[2]	73

Net revenues	582	502		765		16	(24)	1,715		1,205		42

Net revenue detail by investment strategies (CHF million)

Alternative investments	292	251		226		16	29	775		654		19

Traditional investments	145	137		133		6	9	426		395		8

Diversified investments [3]	1	36		247		(97)	(100)	53		310		(83)

Other	(9)	32	[2]	62	[2]	–	–	136	[2]	164	[2]	(17)

Net revenues before investment-related gains/(losses)	429	456		668		(6)	(36)	1,390		1,523		(9)

Investment-related gains/(losses)	153	46		97		233	58	325		(318)		–

Net revenues	582	502		765		16	(24)	1,715		1,205		42

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [4]	40	37		38		–	–	39		38		–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains/(losses) on securities purchased from our money market funds and from client securities lending portfolios. 3 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 4 Asset management fees, placement, transaction and other fees, performance fees and carried interest divided by average assets under management.

Results overview
In 3Q10, income before taxes was CHF 135 million, compared to income before taxes of CHF 311 million in 3Q09. Net revenues of CHF 582 million were down CHF 183 million, primarily reflecting the CHF 207 million gain on shares received from the completion of the transaction with Aberdeen Asset Management (Aberdeen) in 3Q09. Investment-related gains were CHF 153 million, compared to gains of CHF 97 million in 3Q09. Fee-based revenues increased 3% compared to 3Q09, primarily reflecting higher performance fees and carried interest and asset management fees, partially offset by lower placement, transaction and other fees. Asset management fees of CHF 350 million were up 2%, as average assets under management were stable compared to 3Q09. Placement, transaction and other fees were down 21%, primarily reflecting lower revenues from integrated solutions and a loss on an investment held by Asset Management Finance (AMF). Fundraising for illiquid products improved slightly from 2Q10, but remained challenging. Performance fees and carried interest were up 58%, primarily from realized private equity gains. Income from equity participations was down significantly, primarily reflecting the 3Q09 Aberdeen gain. Other revenues decreased CHF 20 million, primarily reflecting gains of CHF 42 million in 3Q09 from securities purchased from our money market funds, partially offset by lower allocated funding costs.

Net revenues before investment-related gains and gains from securities purchased from our money market funds were CHF 429 million, compared to CHF 626 million in 3Q09, primarily reflecting the CHF 207 million gain from the completion of the Aberdeen transaction in 3Q09.

Total operating expenses of CHF 447 million were down 2% compared to 3Q09, as lower compensation and benefits and commission expenses were partially offset by higher general and administrative expenses. The increase in general and administrative expenses was primarily due to higher fund administration costs. Compensation and benefits decreased, as lower performance-based compensation was partially offset by accelerated deferred compensation expense relating to the spin-off of businesses in 3Q10 and higher base salaries.

Compared to 2Q10, income before taxes was up CHF 113 million. Net revenues were up CHF 80 million, primarily reflecting higher investment-related gains and increased fee-based revenues, partially offset by lower income from equity participations and 2Q10 gains of CHF 36 million from the sale of securities purchased from our money market funds. Net revenues before investment-related gains and securities purchased from our money market funds were up 2%. The increase in fee-based revenues was driven by higher performance fees and carried interest, partially offset by lower asset management and placement, transaction and other fees. Average assets under management decreased 3.5% compared to 2Q10. Income from equity participations declined, reflecting the reduction in our ownership interest in Aberdeen to 21.0% from 21.9% due to an issuance of shares by Aberdeen. Total operating expenses were down 7%, reflecting a decrease in compensation and benefits and commission expenses.

Assets under management were CHF 423.1 billion, stable compared to 2Q10, as positive market performance and net new assets were offset primarily by adverse foreign exchange-related movements. Net new assets of CHF 3.6 billion included net inflows of CHF 5.2 billion in alternative investments, primarily in real estate & commodities, emerging markets, ETFs and index strategies, and net outflows of CHF 1.5 billion in traditional investments, as outflows in Swiss advisory and fixed income & equities were partially offset by inflows in multi-asset class solutions. Compared to 3Q09, assets under management were down 1.1%, primarily reflecting the transfer of the managed lending business to Investment Banking and the sale of two joint ventures in 4Q09, and adverse foreign exchange-related movements, partially offset by net new assets and positive market performance.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax income margin was 23.2% in 3Q10, compared to 40.7% in 3Q09 and 4.4% in 2Q10.

Net new asset growth rate
In 3Q10, the rolling four-quarter average growth rate was 4.7%, compared to negative 5.0% in 3Q09 and 5.0% in 2Q10. The annualized quarterly growth rate was 3.4% in 3Q10, compared to 3.8% in 3Q09 and 1.2% in 2Q10.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees and performance fees and carried interest divided by average assets under management, was 40 basis points in 3Q10, compared to 38 basis points in 3Q09 and 37 basis points in 2Q10.

Assets under management - Asset Management

	in / end of			% change		in / end of		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Assets under management (CHF billion)

Alternative investments	182.9	183.6	167.2	(0.4)	9.4	182.9	167.2	9.4

of which hedge funds	17.2	18.1	16.0	(5.0)	7.5	17.2	16.0	7.5

of which private equity	32.4	34.7	32.3	(6.6)	0.3	32.4	32.3	0.3

of which real estate & commodities	41.3	41.2	37.7	0.2	9.5	41.3	37.7	9.5

of which credit	17.8	19.8	17.8	(10.1)	0.0	17.8	17.8	0.0

of which ETF	13.0	11.6	7.9	12.1	64.6	13.0	7.9	64.6

of which index strategies	54.1	52.3	49.4	3.4	9.5	54.1	49.4	9.5

of which other	7.1	5.9	6.1	20.3	16.4	7.1	6.1	16.4

Traditional investments	239.4	238.5	242.6	0.4	(1.3)	239.4	242.6	(1.3)

of which multi-asset class solutions	125.3	123.8	128.6	1.2	(2.6)	125.3	128.6	(2.6)

of which fixed income & equities	47.0	46.2	47.9	1.7	(1.9)	47.0	47.9	(1.9)

of which Swiss advisory	67.1	68.5	66.1	(2.0)	1.5	67.1	66.1	1.5

Diversified investments	0.8	0.9	4.5	(11.1)	(82.2)	0.8	4.5	(82.2)

Other	0.0	0.0	13.6	–	(100.0)	0.0	13.6	(100.0)

Assets under management	423.1	423.0	427.9	0.0	(1.1)	423.1	427.9	(1.1)

Average assets under management (CHF billion)

Average assets under management	421.9	437.1	424.3	(3.5)	(0.6)	427.3	416.1	2.7

Assets under management by currency (CHF billion)

USD	96.4	101.3	102.7	(4.8)	(6.1)	96.4	102.7	(6.1)

EUR	62.3	59.1	60.9	5.4	2.3	62.3	60.9	2.3

CHF	243.7	243.3	239.0	0.2	2.0	243.7	239.0	2.0

Other	20.7	19.3	25.3	7.3	(18.2)	20.7	25.3	(18.2)

Assets under management	423.1	423.0	427.9	0.0	(1.1)	423.1	427.9	(1.1)

Growth in assets under management (CHF billion)

Net new assets	3.6	1.3	3.9	–	–	16.1	(3.7)	–

Other effects	(3.5)	(12.5)	13.3	–	–	(9.0)	20.1	–

of which market movements	8.3	(8.5)	18.6	–	–	5.4	24.0	–

of which currency	(10.2)	(3.0)	(4.8)	–	–	(14.0)	2.5	–

of which other	(1.6)	(1.0)	(0.5)	–	–	(0.4)	(6.4)	–

Growth in assets under management	0.1	(11.2)	17.2	–	–	7.1	16.4	–

Growth in assets under management (annualized) (%)

Net new assets	3.4	1.2	3.8	–	–	5.2	(1.2)	–

Other effects	(3.3)	(11.5)	13.0	–	–	(2.9)	6.5	–

Growth in assets under management	0.1	(10.3)	16.8	–	–	2.3	5.3	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	4.7	5.0	(5.0)	–	–	–	–	–

Other effects	(5.8)	(2.0)	(7.8)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(1.1)	3.0	(12.8)	–	–	–	–	–

Principal investments (CHF billion)

Principal investments [1]	3.6	3.9	3.7	(7.7)	(2.7)	3.6	3.7	(2.7)

1 Includes primarily private equity investments.

Initiatives and achievements
– In 3Q10, we announced that Asset Management has agreed to acquire a significant noncontrolling interest in York Capital Management (York), a leading global event-driven hedge fund manager. York will continue to operate independently. Under the terms of the transaction, we will pay an initial USD 425 million for the interest in York. York’s principals will be required to maintain a significant investment in York funds. The transaction will also provide for earn-out payments based on the five-year financial performance by York, as well as non-compete arrangements for the CEO, chief investment officer and other senior York principals. In addition, we expect to enter into arrangements to provide distribution services for York funds on a non-exclusive basis. The transaction is subject to customary closing conditions, including certain regulatory approvals, and is expected to close in 4Q10. Our interest in York is considered noncontrolling under US banking laws. Founded in 1991, York has offices in New York, Washington D.C., London and Hong Kong and manages approximately USD 14 billion on behalf of institutions, endowments, foundations, fund of funds, wealthy individuals and their families.

– In collaboration with Investment Banking, we expanded our range of ETFs in 3Q10 with 13 new funds distributed by Private Banking, bringing the total to 54. The majority of the new ETFs tracks individual emerging markets, where we have a strong global footprint. We also expanded our European ETF platform in the UK, with the admission to trading of 45 ETFs on the London Stock Exchange. The expansion of our ETF product range and markets supports our goal to be Europe’s leading ETF provider.

– We announced the planned launch of an emerging markets fund with a small group of Credit Suisse’s key shareholders to pursue credit investments in global emerging markets. The fund will have in excess of USD 1 billion in committed capital and intends to provide these investors with access to Credit Suisse’s origination, restructuring, execution and risk management capabilities.

– In furtherance of our strategy to shift to a higher margin, capital-efficient business model, we completed the spin-offs of our real estate private equity fund and our credit hedge fund Candlewood Investments.

Results detail
The following provides a comparison of our 3Q10 results versus 3Q09 (YoY) and versus 2Q10 (QoQ).
Net revenues
Asset management fees
YoY: Up 2% from CHF 344 million to CHF 350 million
The increase reflected higher fees from alternative investments, mostly offset by lower fees from diversified investments. Fees from alternative investments increased, primarily due to higher fees from our business in Brazil, ETFs, index strategies and single-manager hedge funds, reflecting higher average assets under management, mostly offset by decreases in credit strategies and private equity, including funds and businesses we have sold or spun off. Traditional investments fees were flat, as higher fees from fixed income & equities and multi-asset class solutions were offset by lower fees in Swiss advisory. Fees from diversified investments decreased mainly due to lower fees from fund administration services, reflecting the transfer of the Luxembourg fund administration business to Private Banking in 1Q10 and the end of our agreement to service Aberdeen assets on a transitional basis.

QoQ: Down 3% from CHF 360 million to CHF 350 million
The decrease reflected lower fees from alternative investments across most businesses and lower fees from diversified investments, partially offset by slightly higher fees from traditional investments. The decline in alternative investments fees reflected the impact of foreign exchange translation. Fees from diversified investments decreased slightly due to the lower fees from fund administration services. Traditional investments fees were up slightly in multi-asset class solutions and fixed income & equities.

Placement, transaction and other fees
YoY: Down 21% from CHF 38 million to CHF 30 million
The decrease was due to lower revenues from integrated solutions, a loss on an investment held by AMF and a decline in real estate transaction fees, partially offset by higher placement fees in private equity.

QoQ: Down 30% from CHF 43 million to CHF 30 million
The decrease was due to the loss on an investment held by AMF, lower revenues from integrated solutions and lower transaction fees mainly in emerging markets, partially offset by higher placement fees in private equity.

Performance fees and carried interest
YoY: Up 58% from CHF 26 million to CHF 41 million
The increase was mainly due to higher fees in alternative investments from realized private equity gains, partially offset by lower fees in single-manager hedge funds and emerging markets. Higher fees in alternative investments were partially offset by lower fees in diversified investments, reflecting lower performance fees from management of the Partner Asset Facility (PAF).

QoQ: Up from CHF 3 million to CHF 41 million
The increase was mainly due to higher fees in alternative investments from the realized private equity gains. Fees from diversified investments increased, reflecting higher performance fees relating to management of the PAF, which included a claw-back of fees in 2Q10.

Equity participations
YoY: Down from CHF 229 million to CHF (3) million
The decrease was mainly due to lower income from diversified investments, reflecting the CHF 207 million gain on shares received from the completion of the Aberdeen transaction in 3Q09 and the reduction of our ownership interest to 21.0% from 23.9% due to issuances of shares by Aberdeen in 1Q10 and 3Q10.

QoQ: Down from CHF 23 million to CHF (3) million
The decrease was mainly due to lower income from diversified investments, reflecting the reduction in our ownership interest in Aberdeen.
Investment-related gains/(losses)
YoY: Up 58% from CHF 97 million to CHF 153 million
In 3Q10, we had realized and unrealized gains in private equity investments, mainly in the energy, technology and pharmaceutical sectors, and in credit-related investments. In 3Q09, we had unrealized gains primarily in credit-related investments and in private equity investments, mainly in the pharmaceutical and real estate sectors, partially offset by unrealized losses in the utilities and energy sectors.

QoQ: Up 233% from CHF 46 million to CHF 153 million
In 3Q10, we had realized and unrealized gains in private equity investments, mainly in the energy, technology and pharmaceutical sectors, and in credit-related investments. In 2Q10, we had unrealized gains in private equity investments, mainly in the energy and industrial sectors, and in credit-related investments, partially offset by unrealized losses in private equity investments, mainly in public investments in the technology sector.

Operating expenses
Compensation and benefits
YoY: Down 9% from CHF 286 million to CHF 261 million
The decrease was mainly due to lower performance-based compensation and severance, mostly offset by accelerated deferred compensation from prior-year awards in connection with the spin-off of our real estate private equity and Candlewood funds, and increased base salaries.

QoQ: Down 10% from CHF 289 million to CHF 261 million
The decrease was mainly due to lower performance-based compensation, lower social security taxes from prior-year share award deliveries in 2Q10 and lower base salaries, partially offset by the accelerated deferred compensation in connection with the spin-offs.

General and administrative expenses
YoY: Up 22% from CHF 123 million to CHF 150 million
The increase was mainly due to higher fund administration costs, including the transfer of the Luxembourg fund administration business to Private Banking, partially offset by lower professional fees.
QoQ: Stable at CHF 150 million
A decline in professional fees was offset by slight increases in other expense categories.
Personnel
In 3Q10, headcount was 2,900, up 100 from 2Q10 and down 200 from 3Q09. The increase from 2Q10 reflected firm-wide investments, including IT. The decline from 3Q09 was mainly related to the transfer of the Luxembourg fund administration business to Private Banking in 1Q10.

Overview of results and assets under management
Results
Assets under management
Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	3Q10	2Q10	3Q09	3Q10	2Q10	3Q09	3Q10	2Q10	3Q09	3Q10		2Q10		3Q09		3Q10	2Q10	3Q09		3Q10	2Q10	3Q09	3Q10	2Q10	3Q09

Statements of operations (CHF million)

Net revenues	2,826	2,991	2,833	3,421	4,099	5,046	582	502	765	(545)		828		273		6,284	8,420	8,917		282	119	953	6,566	8,539	9,870

Provision for credit losses	(8)	3	35	(18)	17	18	0	0	0	0		0		0		(26)	20	53		0	0	0	(26)	20	53

Compensation and benefits	1,139	1,214	1,131	1,872	2,014	2,129	261	289	286	55		465		280		3,327	3,982	3,826		28	(2)	15	3,355	3,980	3,841

General and administrative expenses	715	728	643	877	933	852	150	148	123	4		234		302		1,746	2,043	1,920		6	18	15	1,752	2,061	1,935

Commission expenses	144	172	157	295	351	301	36	43	45	9		3		(5)		484	569	498		0	0	0	484	569	498

Total other operating expenses	859	900	800	1,172	1,284	1,153	186	191	168	13		237		297		2,230	2,612	2,418		6	18	15	2,236	2,630	2,433

Total operating expenses	1,998	2,114	1,931	3,044	3,298	3,282	447	480	454	68		702		577		5,557	6,594	6,244		34	16	30	5,591	6,610	6,274

Income/(loss) from continuing operations before taxes	836	874	867	395	784	1,746	135	22	311	(613)		126		(304)		753	1,806	2,620		248	103	923	1,001	1,909	3,543

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		117	187	427		0	0	0	117	187	427

Income from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		636	1,619	2,193		248	103	923	884	1,722	3,116

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		0	0	188		0	0	0	0	0	188

Net income	–	–	–	–	–	–	–	–	–	–		–		–		636	1,619	2,381		248	103	923	884	1,722	3,304

Less net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		27	26	27		248	103	923	275	129	950

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		609	1,593	2,354		–	–	–	609	1,593	2,354

Statement of operations metrics (%)

Cost/income ratio	70.7	70.7	68.2	89.0	80.5	65.0	76.8	95.6	59.3	–		–		–		88.4	78.3	70.0		–	–	–	85.2	77.4	63.6

Pre-tax income margin	29.6	29.2	30.6	11.5	19.1	34.6	23.2	4.4	40.7	–		–		–		12.0	21.4	29.4		–	–	–	15.2	22.4	35.9

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		15.5	10.4	16.3		–	–	–	11.7	9.8	12.1

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		10.1	19.2	24.6		–	–	–	13.5	20.2	31.6

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		9.7	18.9	26.4		–	–	–	9.3	18.7	23.9

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,711	7,388	7,010	20,109	20,663	19,566	3,677	3,563	3,402	983	[2]	1,050	[2]	417	[2]	32,463	32,650	30,381		–	–	–	32,463	32,650	30,381

Pre-tax return on average utilized economic capital (%) [3]	43.8	47.7	49.9	8.5	15.8	36.3	15.7	3.5	37.6	–		–		–		9.9	22.8	35.1		–	–	–	12.9	24.0	47.2

Balance sheet statistics (CHF million)

Total assets	351,731	351,009	350,867	838,484	905,208	846,960	27,233	28,519	19,484	(157,877)	[4]	(156,232)	[4]	(166,723)	[4]	1,059,571	1,128,504	1,050,588		7,817	9,444	13,620	1,067,388	1,137,948	1,064,208

Net loans	181,631	181,294	176,094	41,023	45,919	66,100	–	–	–	6		(8)		(8)		222,660	227,205	242,186		–	–	–	222,660	227,205	242,186

Goodwill	765	789	789	6,558	7,096	6,879	1,551	1,697	1,644	–		–		–		8,874	9,582	9,312		–	–	–	8,874	9,582	9,312

Number of employees (full-time equivalents)

Number of employees	25,500	24,900	24,200	21,200	20,600	19,300	2,900	2,800	3,100	900		900		800		50,500	49,200	47,400		–	–	–	50,500	49,200	47,400

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 3Q10, assets under management were CHF 1,251.2 billion, up CHF 8.6 billion, or 0.7%, compared to the end of 2Q10. The increase reflected positive market performance and net new assets, partially offset by adverse foreign exchange-related movements. Compared to the end of 3Q09, assets under management were up CHF 25.9 billion, or 2.1%. The increase reflected net new assets in both Private Banking and Asset Management and positive market performance, partially offset by adverse foreign exchange-related movements and other effects, primarily in Asset Management, reflecting the transfer of the managed lending business to Investment Banking and the sale of two joint ventures in 4Q09.

In Private Banking, assets under management were CHF 935.1 billion, up CHF 9.5 billion, or 1.0%, compared to the end of 2Q10, and up CHF 33.3 billion, or 3.7%, compared to the end of 3Q09. In Asset Management, assets under management were CHF 423.1 billion, stable compared to the end of 2Q10, and down CHF 4.8 billion, or 1.1%, compared to the end of 3Q09.

For further information, refer to II – Results by division – Private Banking and – Asset Management and Note 35 – Assets under management in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Assets under management and client assets

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Assets under management (CHF billion)

Private Banking	935.1	925.6	914.9	901.8	1.0	2.2	3.7

Asset Management	423.1	423.0	416.0	427.9	0.0	1.7	(1.1)

Assets managed by Asset Management for Private Banking clients	(107.0)	(106.0)	(101.9)	(104.4)	0.9	5.0	2.5

Assets under management	1,251.2	1,242.6	1,229.0	1,225.3	0.7	1.8	2.1

of which discretionary assets	430.7	426.2	422.3	435.3	1.1	2.0	(1.1)

of which advisory assets	820.5	816.4	806.7	790.0	0.5	1.7	3.9

Client assets (CHF billion)

Private Banking	1,095.1	1,074.5	1,063.4	1,049.8	1.9	3.0	4.3

Asset Management	450.5	450.1	444.7	453.8	0.1	1.3	(0.7)

Assets managed by Asset Management for Private Banking clients	(107.0)	(106.0)	(101.9)	(104.4)	0.9	5.0	2.5

Client assets	1,438.6	1,418.6	1,406.2	1,399.2	1.4	2.3	2.8

Growth in assets under management

in	3Q10	2Q10	3Q09	9M10	9M09

Growth in assets under management (CHF billion)

Private Banking	12.6	13.8	13.1	45.0	35.2

Asset Management	3.6	1.3	3.9	16.1	(3.7)

Assets managed by Asset Management for Private Banking clients	(1.6)	(0.6)	(0.3)	(6.0)	0.2

Net new assets	14.6	14.5	16.7	55.1	31.7

Private Banking	(3.1)	(33.9)	26.5	(24.8)	77.7

Asset Management	(3.5)	(12.5)	13.3	(9.0)	20.1

Assets managed by Asset Management for Private Banking clients	0.6	3.6	(6.4)	0.9	(10.3)

Other effects	(6.0)	(42.8)	33.4	(32.9)	87.5

Private Banking	9.5	(20.1)	39.6	20.2	112.9

Asset Management	0.1	(11.2)	17.2	7.1	16.4

Assets managed by Asset Management for Private Banking clients	(1.0)	3.0	(6.7)	(5.1)	(10.1)

Total growth in assets under management from continuing operations	8.6	(28.3)	50.1	22.2	119.2

Total growth in assets under management from discontinued operations [1]	0.0	0.0	(56.8)	0.0	(67.9)

Total growth in assets under management	8.6	(28.3)	(6.7)	22.2	51.3

Growth in assets under management (annualized) (%) [2]

Private Banking	5.4	5.8	6.1	6.6	5.9

Asset Management	3.4	1.2	3.8	5.2	(1.2)

Assets managed by Asset Management for Private Banking clients	6.0	2.2	1.2	7.9	(0.3)

Net new assets	4.7	4.6	5.7	6.0	3.8

Private Banking	(1.3)	(14.3)	12.3	(3.6)	13.1

Asset Management	(3.3)	(11.5)	13.0	(2.9)	6.5

Assets managed by Asset Management for Private Banking clients	(2.3)	(13.2)	26.2	(1.2)	14.6

Other effects	(1.9)	(13.5)	11.4	(3.6)	10.5

Private Banking	4.1	(8.5)	18.4	3.0	19.0

Asset Management	0.1	(10.3)	16.8	2.3	5.3

Assets managed by Asset Management for Private Banking clients	3.7	(11.0)	27.4	6.7	14.3

Total growth in assets under management	2.8	(8.9)	17.1	2.4	14.3

1 Includes assets under management relating to the sale of part of our traditional investments business in Asset Management. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	3Q10	2Q10	3Q09

Growth in net new assets (rolling four-quarter average) (%) [1]

Private Banking	5.7	6.0	4.1

Asset Management	4.7	5.0	(5.0)

Assets managed by Asset Management for Private Banking clients	3.8	2.8	(6.1)

Growth in net new assets	5.5	5.9	1.5

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 12.6 billion in 3Q10, including CHF 12.4 billion in Wealth Management Clients, with inflows in all regions, mainly EMEA, Asia Pacific and Americas. Asset Management recorded net new assets of CHF 3.6 billion, with inflows in alternative investments, partially offset by outflows in traditional investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 16.7% as of the end of 3Q10.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target.

The impact of a one, two or three notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 2.8 billion, CHF 5.0 billion and CHF 5.7 billion, respectively, and would not be material to our liquidity and funding planning. As of the end of 3Q10, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

Despite continued concerns about the sustainability of public finances and sovereign debt risk of certain eurozone countries, but following better-than-expected stress test results, the funding environment improved in 3Q10 for European banks. In September, the BCBS announced the amount and phase-in of the new capital standards that are designed to strengthen the resilience of the banking sector (Basel III). The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. We expect the BCBS will announce details on liquidity standards in 4Q10. While the details of the new liquidity and funding ratios are still being refined, the FINMA has already introduced a new standard effective June 30, 2010.

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 122 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer decreased 12% from 2Q10, primarily due to maturing short-term liabilities and the foreign exchange translation impact of the decline of the US dollar against the Swiss franc. The short-term liabilities to which the liquidity buffer relates are largely denominated in US dollars. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 25% as of 3Q10. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For further information, refer to the table “Balance sheet funding structure”.

Our core customer deposits totaled CHF 271 billion as of 3Q10, unchanged from 2Q10, as increases in customer deposits were offset by the impact of foreign exchange translation. These deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. In 3Q10, our short-term debt decreased to CHF 50 billion from CHF 76 billion in 2Q10, reflecting a reduced need for cash balances and the foreign exchange translation impact. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities (VIEs), was 30% as of the end of 3Q10, up slightly from 28% in 2Q10. The weighted average maturity of long-term debt was 6.6 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Debt issuances and redemptions
Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 3Q10, the Bank issued CHF 7.0 billion of senior debt, with maturities ranging between three to 30 years. The Bank also raised CHF 557 million in multiple tranches of covered bonds with maturities ranging between six to 22 years. Senior debt of CHF 4.0 billion and subordinated debt of CHF 184 million matured.

Capital management
Our consolidated BIS tier 1 ratio was 16.7% as of the end of 3Q10, compared to 16.3% as of the end of 2Q10, reflecting decreased risk-weighted assets (RWAs) and stable tier 1 capital. Our core tier 1 ratio was 12.1% as of the end of 3Q10 compared to 11.4% in 2Q10.

In 3Q10, the Bank raised non-dilutive core tier 1 capital through the issuance of capital securities secured by participation securities issued by the Bank with a total par value of USD 1.5 billion.
Both the Group and the Bank are subject to BIS and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to adjusted average assets. Under these requirements we must maintain by 2013 a minimum leverage ratio of 3% at the Group and Bank consolidated level. The leverage ratios for the Group and Bank consolidated level as of the end of 3Q10 were 4.3% and 4.0%, respectively compared to 3.9% and 3.7% at the end of 2Q10. The increase in the leverage ratios was primarily due to the decrease in adjusted average assets, reflecting the significant foreign exchange translation impact of the strengthening Swiss franc against the US dollar through the quarter.

Under FINMA requirements that impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling 12 month period, we had no backtesting exceptions in 3Q10 and consequently the market risk capital multipliers remained at the FINMA and BIS minimum levels. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of
total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1
instruments
Max 50%
of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Max 35%
of tier 1
capital
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.
[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [4] Hybrid instruments with a predefined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Leverage ratio

	Group			Bank

end of	3Q10	2Q10	4Q09	3Q10	2Q10	4Q09

Tier 1 capital (CHF billion)

Tier 1 capital	37.9	38.0	36.2	35.7	35.9	34.7

Adjusted average assets (CHF billion) [1]

Average assets	1,090	1,169	1,047	1,067	1,145	1,026

Adjustments:
Assets from Swiss lending activities [2]	(139)	(140)	(137)	(114)	(115)	(114)

Cash and balances with central banks	(43)	(41)	(32)	(43)	(41)	(32)

Other	(25)	(18)	(19)	(23)	(16)	(15)

Adjusted average assets	883	970	859	887	973	865

Leverage ratio (%)

Leverage ratio	4.3	3.9	4.2	4.0	3.7	4.0

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Regulatory capital – Group
The increase in the tier 1 ratio compared to 2Q10 resulted from a 2% decrease in RWAs and stable tier 1 capital.
Tier 1 capital was stable at CHF 37.9 billion as of the end of 3Q10. The issuance of the USD 1.5 billion in tier 1 capital securities and net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) was offset by the significant foreign exchange translation impact, a quarterly dividend accrual and increased regulatory deductions following the commitment to invest in York Capital Management. Total eligible capital decreased CHF 0.9 billion to CHF 49.9 billion, primarily due to significant foreign exchange translation impact, increased regulatory deductions and the regulatory amortization of a lower tier 2 instrument, partially offset by an increase in the fair value of tier 2 instruments (excluding the impact of fair value gains/(losses) on Credit Suisse debt).

RWAs decreased 2% to CHF 228 billion as of the end of 3Q10, mainly reflecting the foreign exchange translation impact, partially offset by an increase in credit risk and a marginal increase in market risk. The increase in credit risk, excluding the foreign exchange translation impact, was driven by increases within Investment Banking that resulted from higher levels of lending commitments in leveraged finance and corporate banking together with other client-related exposures.

For further information regarding market risk, refer to Risk management – Market risk.
Our total capital ratio was 21.9% as of the end of 3Q10, compared to 21.8% as of the end of 2Q10, reflecting lower RWAs, partially offset by a decrease in eligible capital. For further information, refer to the table “BIS statistics”.

As of the end of 3Q10, we had CHF 3.4 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank, and CHF 11.5 billion of tier 1 capital hybrid instruments, of which CHF 3.1 billion were innovative instruments.

Regulators continued to focus on minimum bank capital requirements, harmonization of capital requirements, the improved quality of tier 1 capital and the continued inclusion in regulatory capital of tier 2 instruments. For further information, refer to – Regulatory developments and I – Credit Suisse results – Core Results – Regulatory proposals and developments.

BIS statistics

	Group				Bank

end of	3Q10	2Q10	4Q09	% change QoQ	3Q10	2Q10	4Q09	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	167,752	171,891	164,997	(2)	155,912	160,326	154,982	(3)

Non-counterparty-related risk	7,281	7,461	7,141	(2)	6,719	6,902	6,547	(3)

Market risk	19,700	20,687	17,458	(5)	18,880	20,128	17,011	(6)

Operational risk	32,950	32,925	32,013	0	32,950	32,925	32,013	0

Risk-weighted assets	227,683	232,964	221,609	(2)	214,461	220,281	210,553	(3)

Eligible capital (CHF million)

Total shareholders' equity	34,088	35,633	37,517	(4)	28,051	27,493	31,228	2

Goodwill and intangible assets	(9,655)	(10,445)	(10,140)	(8)	(8,499)	(9,288)	(8,983)	(8)

Qualifying noncontrolling interests	3,369	1,818	1,742	85	4,535	5,031	4,762	(10)

Other adjustments [1]	(255)	(387)	(4,273)	(34)	1,704	1,801	(3,150)	(5)

Core tier 1 capital	27,547	26,619	24,846	3	25,791	25,037	23,857	3

Hybrid instruments [2]	11,478	12,222	12,198	(6)	10,933	11,676	11,617	(6)

Capital deductions 50% from tier 1	(1,097)	(851)	(837)	29	(1,046)	(801)	(779)	31

Tier 1 capital	37,928	37,990	36,207	0	35,678	35,912	34,695	(1)

Upper tier 2	2,010	2,190	1,989	(8)	2,642	2,810	2,681	(6)

Lower tier 2	11,022	11,465	8,369	(4)	12,419	12,837	9,723	(3)

Capital deductions 50% from tier 2	(1,097)	(851)	(837)	29	(1,046)	(801)	(779)	31

Tier 2 capital	11,935	12,804	9,521	(7)	14,015	14,846	11,625	(6)

Total eligible capital	49,863	50,794	45,728	(2)	49,693	50,758	46,320	(2)

Capital ratios (%)

Core tier 1 ratio	12.1	11.4	11.2	–	12.0	11.4	11.3	–

Tier 1 ratio	16.7	16.3	16.3	–	16.6	16.3	16.5	–

Total capital ratio	21.9	21.8	20.6	–	23.2	23.0	22.0	–

1 Includes cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. 2 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.1 billion and CHF 3.7 billion, respectively, in 3Q10 (2Q10: CHF 1.2 billion and CHF 4.1 billion, respectively; 4Q09: CHF 1.7 billion and CHF 4.4 billion, respectively) of equity from SPEs that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 29.4% and 29.8% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 3Q10 (2Q10: 31.5% and 31.8%, respectively; 4Q09: 32.9% and 32.7%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Tier 1 capital

in	3Q10	2Q10	4Q09	% change QoQ	% change Ytd

Tier 1 capital (CHF million)

Balance at beginning of period	37,990	37,467	36,457	1	4

Net income	609	1,593	793	(62)	(23)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	357	(259)	336	–	6

Foreign exchange impact on tier 1 capital	(2,204)	538	(134)	–	–

Other	1,176	(1,349)	(1,245)	–	–

Balance at end of period	37,928	37,990	36,207	0	5

The chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWAs primarily reflect the capital requirements for our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges), of the balance sheet positions or off-balance sheet exposures that determines the RWAs. For further information, refer to Regulatory developments.

Risk-weighted assets by division

	end of			% change

	3Q10	2Q10	4Q09	QoQ	Ytd

Risk-weighted assets by division (CHF million)

Private Banking	61,389	61,171	60,479	0	2

Investment Banking	141,463	145,858	136,116	(3)	4

Asset Management	14,106	15,305	14,549	(8)	(3)

Corporate Center	10,725	10,630	10,465	1	2

Risk-weighted assets	227,683	232,964	221,609	(2)	3

Excludes additional risk-weighted asset equivalents attributable to the segments that are deducted from Group tier 1 capital.

Capital

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,186.1	1,186.1	1,185.4	1,185.0	0	0	0

Treasury shares	(1.8)	0.0	(16.2)	(14.6)	–	(89)	(88)

Shares outstanding	1,184.3	1,186.1	1,169.2	1,170.4	0	1	1

Par value (CHF)

Par value	0.04	0.04	0.04	0.04	0	0	0

Shareholders' equity (CHF million)

Common shares	47	47	47	47	0	0	0

Additional paid-in capital	22,656	22,462	24,706	25,424	1	(8)	(11)

Retained earnings	24,570	23,961	25,258	24,527	3	(3)	0

Treasury shares, at cost	(93)	0	(856)	(641)	–	(89)	(85)

Accumulated other comprehensive income	(13,092)	(10,837)	(11,638)	(11,166)	21	12	17

Total shareholders' equity	34,088	35,633	37,517	38,191	(4)	(9)	(11)

Goodwill	(8,874)	(9,582)	(9,267)	(9,312)	(7)	(4)	(5)

Other intangible assets	(340)	(377)	(328)	(359)	(10)	4	(5)

Tangible shareholders' equity [1]	24,874	25,674	27,922	28,520	(3)	(11)	(13)

Book value per share outstanding (CHF)

Total book value per share	28.78	30.04	32.09	32.63	(4)	(10)	(12)

Goodwill per share	(7.49)	(8.08)	(7.93)	(7.96)	(7)	(6)	(6)

Other intangible assets per share	(0.29)	(0.32)	(0.28)	(0.31)	(9)	4	(6)

Tangible book value per share	21.00	21.64	23.88	24.36	(3)	(12)	(14)

1 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Our shareholders’ equity decreased CHF 1.5 billion to CHF 34.1 billion as of the end of 3Q10 from CHF 35.6 billion as of the end of 2Q10. The decrease in shareholders’ equity reflected a decrease in other comprehensive income due to the significant adverse impact of foreign exchange-related movements on cumulative translation adjustments of CHF 2.3 billion, partially offset by net income in 3Q10 and the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans).

Regulatory developments
In April 2010, we agreed on revised liquidity principles with FINMA, following its consultation with the SNB to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of 2Q10. The crisis scenario assumptions include global market dislocation, large on- and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business. The principles call for additional reporting to FINMA. These principles may be modified to reflect the final BCBS liquidity requirements. However, we do not anticipate these requirements, which we expect in 4Q10, to be materially different.

In September 2010, the Governors and Heads of Supervision of the BCBS announced the amount and phase-in of the new capital standards that are designed to strengthen the resilience of the banking sector (Basel III). The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. The BCBS agreement will be presented to the G-20 nations in November, where adoption is expected. Each G-20 nation will then need to implement the rules, and stricter requirements may be adopted by any G-20 nation. Some aspects of Basel III are still being considered, including the financial instruments that qualify as tier 1 capital, and global liquidity standards are expected to be proposed in the future.

Under Basel III, the minimum tier 1 common equity ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This tier 1 common equity ratio will have certain regulatory deductions or other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% tier 1 common equity requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The new capital conservation buffer will be phased in from January 1, 2016 through January 1, 2019.

Basel III also provides for a counter cyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed only rarely by national regulatory authorities based on credit exposure and certain other circumstances. Both the amount and the implementation of the counter cyclical buffer require action by national regulatory authorities.

Most capital instruments that no longer meet the stricter criteria for inclusion in tier 1 common equity will be excluded beginning January 1, 2013. Capital instruments that no longer qualify as non-common tier 1 capital or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out.

In early October 2010, the Expert Commission of the Swiss Federal Council released its report with recommendations on how to address the “too big to fail” issues relating to the big banks. The recommendations include capital and liquidity requirements and proposals regarding risk diversification and emergency plans to address systemic risk. The recommendations on capital requirements build on Basel III, but go well beyond its minimum standards and the current “Swiss finish”. The Swiss Parliament is expected to adopt many of the recommendations into law in 2011.

The Expert Commission proposes to add a capital buffer to the Basel III minimum requirements equal to 8.5% of RWAs, which would consist of at least 5.5% in the form of common equity and up to 3% in the form of contingent convertible capital (CoCos) with a high trigger. A high trigger means the bonds would be required to convert into common equity relatively quickly in the event the bank suffers significant losses. The Expert Commission also proposes to add a progressive capital component equal to 6% of RWAs, which could consist entirely of CoCos with lower triggers or other qualifying instruments. The qualifying terms of CoCos would need to be determined by FINMA in accordance with Swiss law.

The Expert Commission recommended that the Swiss capital requirements track the phase in of the Basel III requirements. If enacted into law, the Bank and the Group would be required by January 1, 2019 to have common equity of at least 10% of RWAs and CoCos or other qualifying capital of another 9% of RWAs. These recommended requirements may change depending on the market share and size of the big banks and the terms of the requirements enacted into law by the Swiss Parliament. Assuming the Expert Commission’s recommendations become law, Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing CoCos or other instruments that qualify for the buffer and progressive capital components.

In June 2010, the BCBS announced its decision to postpone to no later than December 31, 2011 the implementation of the revisions to the Basel II market risk framework (Basel II.5). The FINMA has indicated that it expects to implement the revisions related to RWAs by the original implementation date of January 2011 for FINMA regulatory capital purposes. Based on RWAs at the end of 3Q10, we expect the implementation of the Basel II.5 revisions to increase our RWAs by approximately CHF 45 billion on January 1, 2011, and we further expect the combined Basel II.5 and Basel III revisions, using the risk-weighting that will be finalized in December, to increase our RWAs to approximately CHF 400 billion on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing RWAs by approximately CHF 50 to 70 billion in exit businesses, structured products, emerging markets and derivatives.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q10, there were no methodology changes.
There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes. Any implications of the BCBS proposals on the economic capital framework will be assessed as the details and timing of the implementation are clarified. For further information, refer to I – Credit Suisse results – Core Results – Regulatory proposals and developments.

Utilized economic capital trends
In 3Q10, our utilized economic capital decreased 6%. Excluding the US dollar translation impact against the Swiss franc, utilized economic capital was flat.
For Investment Banking, utilized economic capital decreased 10% largely due to the US dollar translation impact against the Swiss franc and a decline in position risks for traded credit exposures within fixed income trading, emerging markets, equity trading & investments and real estate & structured assets. Excluding the US dollar translation impact against the Swiss franc, utilized economic capital decreased 3%.

For Private Banking, utilized economic capital decreased 2% due to lower position risk in emerging markets and private banking corporate & retail lending.
For Asset Management, utilized economic capital decreased 2%. Excluding the US dollar translation impact against the Swiss franc, utilized economic capital increased 6%, primarily due to higher equity trading & investments position risks from the commitment to invest in York Capital Management.

For Corporate Center, utilized economic capital increased in 3Q10 due to higher foreign exchange risk between utilized economic capital and economic capital resources.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio increased to 131% in 3Q10 from 122% in 2Q10 due to lower utilized economic capital. Economic capital resources were flat compared to 3Q10. Our coverage ratio is within our target band of 110% to 140%.

Economic capital

	in / end of					% change

	3Q10		2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital	37,928		37,990	36,207	36,457	0	5	4

Economic adjustments [1]	3,126		2,946	3,898	3,478	6	(20)	(10)

Economic capital resources	41,054		40,936	40,105	39,935	0	2	3

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,955		24,165	22,293	22,084	(9)	(2)	(1)

Operational risk	2,872		2,868	2,812	2,813	0	2	2

Other risks [2]	6,576		6,491	5,272	5,312	1	25	24

Utilized economic capital	31,403		33,524	30,377	30,209	(6)	3	4

Economic capital coverage ratio (%)

Economic capital coverage ratio	130.7		122.1	132.0	132.2	–	–	–

Utilized economic capital by segment (CHF million)

Private Banking	7,620		7,802	6,978	6,959	(2)	9	9

Investment Banking	19,038		21,180	18,815	18,598	(10)	1	2

Asset Management	3,645		3,710	3,348	3,420	(2)	9	7

Corporate Center [3]	1,120		846	1,251	1,248	32	(10)	(10)

Utilized economic capital - Credit Suisse	31,403	[4]	33,524	30,377	30,209	(6)	3	4

Average utilized economic capital by segment (CHF million)

Private Banking	7,711		7,388	6,881	7,010	4	12	10

Investment Banking	20,109		20,663	18,767	19,566	(3)	7	3

Asset Management	3,677		3,563	3,374	3,402	3	9	8

Corporate Center [3]	983		1,050	1,249	417	(6)	(21)	136

Average utilized economic capital - Credit Suisse	32,463	[5]	32,650	30,256	30,381	(1)	7	7

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1 Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2010. 3 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 20 million. 5 Includes a diversification benefit of CHF 17 million.

Risk management
Our overall position risk decreased 9% in 3Q10. Excluding the US dollar translation impact, position risk decreased 2%. Average risk management VaR was unchanged at CHF 116 million, and period-end risk management VaR decreased 15% to CHF 133 million, compared to 2Q10.

Economic capital and position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. There were no changes to the economic capital methodology for risk management purposes in 3Q10.

Position risk

	end of			% change

	3Q10	2Q10	3Q09	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	1,837	2,052	1,663	(10)	10

Equity trading & investments	2,401	2,660	2,655	(10)	(10)

Private banking corporate & retail lending	2,532	2,579	2,647	(2)	(4)

International lending & counterparty exposures	4,152	4,273	4,212	(3)	(1)

Emerging markets	1,314	1,650	1,087	(20)	21

Real estate & structured assets [2]	2,509	2,862	2,486	(12)	1

Simple sum across risk categories	14,745	16,076	14,750	(8)	0

Diversification benefit	(2,501)	(2,568)	(2,420)	(3)	3

Position risk (99% confidence level for risk management purposes)	12,244	13,508	12,330	(9)	(1)

Position risk (99.97% confidence level for capital management purposes)	21,955	24,165	22,084	(9)	(1)

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate, ABS exposure, real estate acquired at auction and real estate fund investments.

Key position risk trends
Position risk for risk management purposes at the end of 3Q10 decreased 9% compared to the end of 2Q10, largely due to the US dollar translation impact. Excluding the US dollar translation impact against the Swiss franc, position risk decreased 2%. In addition to the US dollar translation impact, position risks for real estate & structured assets declined due to increased hedging of RMBS exposures and lower CMBS loan risk. Position risk in emerging markets also decreased due to a country rating improvement and lower risk in Eastern Europe. In equity trading & investments, higher risks from our commitment to invest in York Capital Management were offset by reduced traded equity exposures. Position risk in fixed income trading reflected increased commodities and interest rate exposures, offset by reduced traded credit exposures. In international lending & counterparty exposures, position risk decreased due to the US dollar translation impact, partially offset by higher derivative and loan risks in Investment Banking. Private banking corporate & retail lending position risks decreased due to reductions in commercial loan risk.

Compared to the end of 3Q09, position risk for risk management purposes was stable. Excluding the US dollar translation impact against the Swiss franc, position risk increased 4%. Increases in emerging markets and fixed income trading position risks were partially offset by the US dollar translation impact. Emerging markets position risks were higher, reflecting increased risk in Eastern Europe and Latin America. Fixed income trading increased due to higher commodity and interest rate trading, partially offset by lower traded credit exposures. Real estate & structured assets and international lending & counterparty exposures were stable as increases in position risk from RMBS trading exposures and higher loan risk in Investment Banking were offset by the US dollar translation impact. Equity trading & investments decreased due to the US dollar translation impact and lower traded equity exposure. Private banking corporate & retail lending decreased due to updated loan default and recovery parameters and reductions in consumer loan risk.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.

As part of the ongoing review to improve risk management approaches and methodologies, we implemented a revised VaR measure for risk management purposes in 2Q10. This revised VaR, referred to as risk management VaR, adjusts VaR in cases where short-term market volatility over a six-month period is different than long-term volatility in a three-year dataset. We believe this change makes VaR a more useful risk management tool and one that better reflects short-term market volatility. We have approval from FINMA to use this VaR methodology for risk management purposes. For market risk regulatory capital, we continued to use a scaled VaR methodology, referred to as regulatory VaR, which adjusts VaR in cases where short-term market volatility is higher than long-term volatility in a three-year dataset. We have restated VaR for periods prior to 2Q10 to show meaningful trends.

For both risk management VaR and regulatory VaR, we present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 99% VaR

	Risk Management VaR							Regulatory VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

3Q10 (CHF million)

Average	123	25	10	24	(66)		116	145

Minimum	110	7	7	12	–	[1]	96	121

Maximum	139	73	18	51	–	[1]	139	171

End of period	127	27	18	25	(64)		133	159

2Q10 (CHF million)

Average	129	22	14	22	(71)		116	149

Minimum	107	7	9	13	–	[1]	89	111

Maximum	165	46	23	45	–	[1]	157	204

End of period	133	46	12	30	(64)		157	191

3Q09 (CHF million)

Average	127	8	21	26	(91)		91	97

Minimum	113	4	16	17	–	[1]	73	80

Maximum	161	17	26	43	–	[1]	118	122

End of period	130	9	17	41	(116)		81	93

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average risk management VaR during 3Q10 was unchanged at CHF 116 million from 2Q10. In US dollars, average risk management VaR during 3Q10 was up 8% compared to 2Q10, reflecting increased risk in support of our client flow businesses across fixed income, but primarily in our RMBS and foreign exchange businesses. Average risk management VaR in Swiss francs increased 27% from 3Q09, reflecting increased risk in support of our client flow businesses across fixed income but primarily from RMBS activity following the risk reduction in Investment Banking during 3Q09 and decreased diversification benefit.

Period-end risk management VaR as of the end of 3Q10 decreased 15% to CHF 133 million from the end of 2Q10, and increased 64% from the end of 3Q09. The decrease in period-end risk management VaR from 2Q10 primarily reflected decreased foreign exchange exposures.

In 3Q10, average regulatory VaR was CHF 145 million, a decrease of 3% from 2Q10. In US dollars, average regulatory VaR during 3Q10 was up 4% compared to 2Q10. Average regulatory VaR in Swiss francs increased 49% from 3Q09, reflecting increased risk in support of our client flow businesses across fixed income but primarily from RMBS activity following the risk reduction in Investment Banking during 3Q09 and decreased diversification benefit.

Period-end regulatory VaR as of the end of 3Q10 decreased 17% to CHF 159 million from the end of 2Q10, and increased 71% from the end of 3Q09, primarily reflecting increased risk in support of our client flow businesses across fixed income but primarily from RMBS activity following the risk reduction in Investment Banking during 3Q09. Regulatory VaR continues to be primarily driven by the extreme market volatility of 4Q08 in the three-year dataset.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no regulatory VaR backtesting exceptions during 3Q10. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 3Q10, 2Q10 and 3Q09. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 6.8 million as of the end of 3Q10, compared to an increase of CHF 7.7 million as of the end of 2Q10.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2009. For further information on counterparty credit risk, refer to Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

We believe our risk-based credit exposure to Portugal, Italy, Ireland, Greece and Spain was not material to our financial condition as of the end of 3Q10.
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Balance sheet (CHF million)

Gross loans	223,806	228,495	238,600	243,646	(2)	(6)	(8)

Loans held-for-sale	28,033	29,524	14,287	15,071	(5)	96	86

Traded loans	4,744	5,028	5,249	2,712	(6)	(10)	75

Derivative instruments [1]	62,333	79,833	57,153	65,626	(22)	9	(5)

Total balance sheet	318,916	342,880	315,289	327,055	(7)	1	(2)

Off-balance sheet (CHF million)

Loan commitments [2]	220,009	223,881	228,484	232,878	(2)	(4)	(6)

Credit guarantees and similar instruments	8,056	8,958	8,067	6,293	(10)	0	28

Irrevocable commitments under documentary credits	4,173	4,641	4,583	4,008	(10)	(9)	4

Total off-balance sheet	232,238	237,480	241,134	243,179	(2)	(4)	(4)

Total credit risk	551,154	580,360	556,423	570,234	(5)	(1)	(3)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 137,806 million, CHF 140,974 million, CHF 148,074 million, and CHF 150,888 million of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 3Q10, 2Q10, 4Q09 and 3Q09, respectively.

Loan exposure
Compared to the end of 2Q10, gross loans decreased 2% to CHF 223.8 billion. In Private Banking, gross loans were stable at CHF 182.5 billion, as a slight increase in consumer loans was offset by slightly lower corporate and institutional loans. Gross loans in Investment Banking decreased 11% to CHF 41.3 billion, mainly due to the US dollar translation impact. Excluding the US dollar translation impact, the reduction was mainly driven by declines in loan exposures to commercial and industrial clients and real estate clients. Gross impaired loans decreased 7% to CHF 1.8 billion. Impaired loans declined primarily in Investment Banking, driven by an improvement in the credit outlook of several counterparties and loan repayments. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including CDS. Impaired loans in Private Banking declined 2%, mainly due to loan repayments and write-offs.

We recorded a net release of provision for credit losses of CHF 26 million in 3Q10, compared to a net new provision of CHF 20 million in 2Q10, with a net release of provision of CHF 18 million and CHF 8 million in Investment Banking and Private Banking, respectively. For further information refer to II – Results by division – Private Banking and Investment Banking.

Compared to the end of 3Q09, gross loans decreased 8%, as a decrease in Investment Banking was partially offset by a slight increase in Private Banking. In Investment Banking, in addition to the US dollar translation impact, we had a strong decrease in loans to financial institutions and in commercial and industrial loans. The increase of gross loans of 3% in Private Banking was primarily due to higher exposures in residential mortgage loans and in loans collateralized by securities. Gross impaired loans decreased CHF 505 million, or 22%, mainly driven by lower non-performing loans in Investment Banking, but also due to reduced non-performing and non-interest-earning loans in Private Banking.

Loans

	Private Banking						Investment Banking			Credit Suisse			[1]

end of	3Q10		2Q10		3Q09		3Q10	2Q10	3Q09	3Q10	2Q10	3Q09

Loans (CHF million)

Mortgages	84,449		83,838		82,564		0	0	0	84,449	83,838	82,564

Loans collateralized by securities	24,214		23,463		21,593		0	0	0	24,214	23,463	21,593

Consumer finance	4,475		4,577		4,694		2,093	1,755	1,478	6,568	6,332	6,172

Consumer loans	113,138		111,878		108,851		2,093	1,755	1,478	115,231	113,633	110,329

Real estate	21,911		21,738		21,461		2,091	2,890	3,591	24,002	24,628	25,052

Commercial and industrial loans	36,868		38,118		36,504		17,227	19,810	26,222	54,096	57,928	62,726

Financial institutions	9,406		9,315		8,992		17,117	19,039	32,700	26,528	28,346	41,684

Governments and public institutions	1,132		1,124		1,183		2,817	2,836	2,672	3,949	3,960	3,855

Corporate and institutional loans	69,317	[2]	70,295	[2]	68,140	[2]	39,252	44,575	65,185	108,575	114,862	133,317

Gross loans	182,455		182,173		176,991		41,345	46,330	66,663	223,806	228,495	243,646

of which reported at fair value	–		–		–		21,329	23,219	37,685	21,329	23,219	37,685

Net (unearned income) / deferred expenses	(2)		4		20		(35)	(41)	(46)	(37)	(37)	(26)

Allowance for loan losses [3]	(822)		(883)		(917)		(287)	(370)	(517)	(1,109)	(1,253)	(1,434)

Net loans	181,631		181,294		176,094		41,023	45,919	66,100	222,660	227,205	242,186

Impaired loans (CHF million)

Non-performing loans	595		612		741		360	487	728	955	1,099	1,469

Non-interest-earning loans	349		367		359		19	20	0	368	387	359

Total non-performing and non-interest-earning loans	944		979		1,100		379	507	728	1,323	1,486	1,828

Restructured loans	0		0		0		53	67	6	53	67	6

Potential problem loans	348		341		457		108	85	46	456	426	503

Total other impaired loans	348		341		457		161	152	52	509	493	509

Gross impaired loans [3]	1,292		1,320		1,557		540	659	780	1,832	1,979	2,337

of which loans with a specific allowance	1,143		1,199		1,256		512	641	769	1,655	1,840	2,025

of which loans without a specific allowance	149		121		301		28	18	11	177	139	312

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	883		909		945		370	360	600	1,253	1,269	1,545

Net movements recognized in statements of operations	(9)		9		18		(30)	(2)	(1)	(39)	7	17

Gross write-offs	(48)		(48)		(57)		(20)	0	(80)	(68)	(48)	(137)

Recoveries	8		12		13		7	3	13	15	15	26

Net write-offs	(40)		(36)		(44)		(13)	3	(67)	(53)	(33)	(111)

Provisions for interest	1		0		3		(5)	3	12	(4)	3	15

Foreign currency translation impact and other adjustments, net	(13)		1		(5)		(35)	6	(27)	(48)	7	(32)

Balance at end of period [3]	822		883		917		287	370	517	1,109	1,253	1,434

of which a specific loan loss allowance	599		651		684		169	214	309	768	865	993

of which an inherent loan loss allowance	223		232		233		118	156	208	341	388	441

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.5		0.6		1.9	2.2	2.5	0.7	0.7	0.9

Gross impaired loans / Gross loans [4]	0.7		0.7		0.9		2.7	2.9	2.7	0.9	1.0	1.1

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	87.1		90.2		83.4		75.7	73.0	71.0	83.8	84.3	78.4

Allowance for loan losses / Gross impaired loans [3]	63.6		66.9		58.9		53.1	56.1	66.3	60.5	63.3	61.4

The disclosure presents our lending exposure categorized from a risk management perspective and, as such, differs from the loans presentation in Note 15 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 48,758 million, CHF 49,145 million and CHF 48,513 million were secured by financial collateral and mortgages in 3Q10, 2Q10 and 3Q09, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Condensed consolidated financial statements – unaudited
Report of the Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Report of Independent Registered Public Accounting Firm
To the Board of Directors of

Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2010 and 2009 and the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three and nine-month periods ended September 30, 2010 and 2009 and the related condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2010 and 2009. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2009, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 25, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
November 4, 2010

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	6,037	8,059	5,340	(25)	13	19,902	20,039	(1)

Interest expense	(4,321)	(6,857)	(3,621)	(37)	19	(15,037)	(15,062)	0

Net interest income	1,716	1,202	1,719	43	0	4,865	4,977	(2)

Commissions and fees	3,258	3,586	3,313	(9)	(2)	10,251	9,808	5

Trading revenues	943	3,628	3,489	(74)	(73)	8,023	11,603	(31)

Other revenues	649	123	1,349	428	(52)	979	191	413

Net revenues	6,566	8,539	9,870	(23)	(33)	24,118	26,579	(9)

Provision for credit losses	(26)	20	53	–	–	(56)	546	–

Compensation and benefits	3,355	3,980	3,841	(16)	(13)	11,228	12,546	(11)

General and administrative expenses	1,752	2,061	1,935	(15)	(9)	5,488	5,403	2

Commission expenses	484	569	498	(15)	(3)	1,573	1,467	7

Total other operating expenses	2,236	2,630	2,433	(15)	(8)	7,061	6,870	3

Total operating expenses	5,591	6,610	6,274	(15)	(11)	18,289	19,416	(6)

Income from continuing operations before taxes	1,001	1,909	3,543	(48)	(72)	5,885	6,617	(11)

Income tax expense	117	187	427	(37)	(73)	1,143	1,374	(17)

Income from continuing operations	884	1,722	3,116	(49)	(72)	4,742	5,243	(10)

Income/(loss) from discontinued operations, net of tax	0	0	188	–	(100)	(19)	169	–

Net income	884	1,722	3,304	(49)	(73)	4,723	5,412	(13)

Less net income/(loss) attributable to noncontrolling interests	275	129	950	113	(71)	466	(519)	–

Net income attributable to shareholders	609	1,593	2,354	(62)	(74)	4,257	5,931	(28)

of which from continuing operations	609	1,593	2,166	(62)	(72)	4,276	5,762	(26)

of which from discontinued operations	0	0	188	–	(100)	(19)	169	–

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	0.48	1.15	1.73	(58)	(72)	3.33	4.55	(27)

Basic earnings per share from discontinued operations	0.00	0.00	0.15	–	(100)	(0.02)	0.14	–

Basic earnings per share	0.48	1.15	1.88	(58)	(74)	3.31	4.69	(29)

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	0.48	1.15	1.67	(58)	(71)	3.31	4.46	(26)

Diluted earnings per share from discontinued operations	0.00	0.00	0.14	–	(100)	(0.02)	0.13	–

Diluted earnings per share	0.48	1.15	1.81	(58)	(73)	3.29	4.59	(28)

Consolidated balance sheets (unaudited)

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	49,377	77,524	51,857	48,865	(36)	(5)	1

of which reported from consolidated VIEs	1,441	2,008	–	–	(28)	–	–

Interest-bearing deposits with banks	1,656	2,231	1,177	1,244	(26)	41	33

of which reported at fair value	0	289	–	–	(100)	–	–

of which reported from consolidated VIEs	0	289	–	–	(100)	–	–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	225,630	250,122	209,499	221,908	(10)	8	2

of which reported at fair value	129,701	153,125	128,303	133,808	(15)	1	(3)

of which reported from consolidated VIEs	0	1,330	–	–	(100)	–	–

Securities received as collateral, at fair value	44,412	42,888	37,516	41,185	4	18	8

of which encumbered	24,348	23,907	27,816	27,821	2	(12)	(12)

Trading assets, at fair value	348,033	350,093	332,238	331,922	(1)	5	5

of which encumbered	98,620	112,061	112,843	104,506	(12)	(13)	(6)

of which reported from consolidated VIEs	8,305	6,512	–	–	28	–	–

Investment securities	8,980	9,837	11,232	12,267	(9)	(20)	(27)

of which reported at fair value	8,614	9,417	10,793	11,371	(9)	(20)	(24)

of which reported from consolidated VIEs	209	422	–	–	(50)	–	–

Other investments	17,104	19,805	23,993	27,623	(14)	(29)	(38)

of which reported at fair value	14,800	17,055	21,126	25,083	(13)	(30)	(41)

of which reported from consolidated VIEs	2,580	2,826	–	–	(9)	–	–

Net loans	222,660	227,205	237,180	242,186	(2)	(6)	(8)

of which reported at fair value	21,329	23,219	36,246	37,685	(8)	(41)	(43)

of which allowance for loan losses	(1,109)	(1,253)	(1,395)	(1,434)	(11)	(21)	(23)

of which reported from consolidated VIEs	5,643	5,922	–	–	(5)	–	–

Premises and equipment	6,621	6,701	6,436	6,451	(1)	3	3

of which reported from consolidated VIEs	62	57	–	–	9	–	–

Goodwill	8,874	9,582	9,267	9,312	(7)	(4)	(5)

Other intangible assets	340	377	328	359	(10)	4	(5)

of which reported at fair value	78	90	30	46	(13)	160	70

Brokerage receivables	46,493	51,699	41,960	47,571	(10)	11	(2)

Other assets	87,156	89,815	68,744	73,315	(3)	27	19

of which reported at fair value	43,440	44,152	29,125	31,863	(2)	49	36

of which encumbered	357	394	975	2,392	(9)	(63)	(85)

of which reported from consolidated VIEs	17,556	19,950	–	–	(12)	–	–

Assets of discontinued operations held-for-sale	52	69	0	0	(25)	–	–

Total assets	1,067,388	1,137,948	1,031,427	1,064,208	(6)	3	0

Consolidated balance sheets (unaudited) (continued)

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Liabilities and equity (CHF million)

Due to banks	32,430	37,822	36,214	41,423	(14)	(10)	(22)

of which reported at fair value	3,804	3,869	4,695	5,103	(2)	(19)	(25)

Customer deposits	278,128	287,400	286,694	286,073	(3)	(3)	(3)

of which reported at fair value	3,544	3,656	2,676	2,855	(3)	32	24

of which reported from consolidated VIEs	37	34	–	–	9	–	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	198,373	202,934	191,687	180,151	(2)	3	10

of which reported at fair value	134,691	130,279	122,136	129,302	3	10	4

Obligation to return securities received as collateral, at fair value	44,412	42,888	37,516	41,185	4	18	8

Trading liabilities, at fair value	140,948	164,437	133,481	148,913	(14)	6	(5)

of which reported from consolidated VIEs	191	383	–	–	(50)	–	–

Short-term borrowings	10,460	22,128	7,645	8,177	(53)	37	28

of which reported at fair value	2,909	3,304	3,383	4,392	(12)	(14)	(34)

of which reported from consolidated VIEs	4,061	4,352	–	–	(7)	–	–

Long-term debt	178,780	182,710	159,365	165,977	(2)	12	8

of which reported at fair value	85,551	92,132	74,513	79,090	(7)	15	8

of which reported from consolidated VIEs	19,300	21,918	–	–	(12)	–	–

Brokerage payables	69,907	83,472	58,965	63,832	(16)	19	10

Other liabilities	69,275	67,573	71,532	75,436	3	(3)	(8)

of which reported at fair value	31,491	30,018	30,389	32,242	5	4	(2)

of which reported from consolidated VIEs	1,579	1,603	–	–	(1)	–	–

Liabilities of discontinued operations held-for-sale	0	0	0	27	–	–	(100)

Total liabilities	1,022,713	1,091,364	983,099	1,011,194	(6)	4	1

Common shares	47	47	47	47	0	0	0

Additional paid-in capital	22,656	22,462	24,706	25,424	1	(8)	(11)

Retained earnings	24,570	23,961	25,258	24,527	3	(3)	0

Treasury shares, at cost	(93)	0	(856)	(641)	–	(89)	(85)

Accumulated other comprehensive income/(loss)	(13,092)	(10,837)	(11,638)	(11,166)	21	12	17

Total shareholders' equity	34,088	35,633	37,517	38,191	(4)	(9)	(11)

Noncontrolling interests	10,587	10,951	10,811	14,823	(3)	(2)	(29)

Total equity	44,675	46,584	48,328	53,014	(4)	(8)	(16)

Total liabilities and equity	1,067,388	1,137,948	1,031,427	1,064,208	(6)	3	0

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04	0	0	0

Authorized shares (million)	1,468.3	1,468.5	1,469.4	1,470.2	0	0	0

Issued shares (million)	1,186.1	1,186.1	1,185.4	1,185.0	0	0	0

Treasury shares (million)	(1.8)	0.0	(16.2)	(14.6)	–	(89)	(88)

Shares outstanding (million)	1,184.3	1,186.1	1,169.2	1,170.4	0	1	1

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

3Q10 (CHF million)

Balance at beginning of period	47	22,462		23,961	0	(10,837)	35,633	10,951	46,584	1,186,091,476	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	1		–	–	–	1	(7)	(6)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(501)	(501)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	1,661	1,661	–

Net income/(loss)	–	–		609	–	–	609	275	884	–

Gains/(losses) on cash flow hedges	–	–		–	–	19	19	–	19	–

Foreign currency translation	–	–		–	–	(2,305)	(2,305)	(863)	(3,168)	–

Unrealized gains/(losses) on securities	–	–		–	–	23	23	–	23	–

Actuarial gains/(losses)	–	–		–	–	4	4	–	4	–

Net prior service cost	–	–		–	–	4	4	–	4	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,255)	(2,255)	(863)	(3,118)	–

Issuance of common shares	–	(21)		–	–	–	(21)	–	(21)	59,351

Sale of treasury shares	–	4		–	6,336	–	6,340	–	6,340	139,075,243

Repurchase of treasury shares	–	–		–	(6,471)	–	(6,471)	–	(6,471)	(141,789,201)

Share-based compensation, net of tax	–	334		–	42	–	376	7	383	899,490

Financial instruments indexed to own shares	–	(124)	[4]	–	–	–	(124)	–	(124)	–

Cash dividends paid	–	–		–	–	–	–	(35)	(35)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(979)	(979)	–

Other	–	–		–	–	–	–	78	78	–

Balance at end of period	47	22,656		24,570	(93)	(13,092)	34,088	10,587	44,675	1,184,336,359	[5]

1 At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 282,419,316 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.04 each, fully paid, net of 1,814,468 treasury shares. A maximum of 282,182,273 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2Q10 (CHF million)

Balance at beginning of period	47	24,729	24,929	(1,637)	(11,253)	36,815	10,941	47,756	1,154,902,996

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(9)	(9)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(409)	(409)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	70	70	–

Net income/(loss)	–	–	1,593	–	–	1,593	129	1,722	–

Gains/(losses) on cash flow hedges	–	–	–	–	(2)	(2)	–	(2)	–

Foreign currency translation	–	–	–	–	545	545	226	771	–

Unrealized gains/(losses) on securities	–	–	–	–	14	14	–	14	–

Actuarial gains/(losses)	–	–	–	–	(144)	(144)	–	(144)	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	416	416	226	642	–

Issuance of common shares	–	8	–	–	–	8	–	8	254,845

Sale of treasury shares	–	(56)	–	8,705	–	8,649	–	8,649	177,658,492

Repurchase of treasury shares	–	–	–	(9,027)	–	(9,027)	–	(9,027)	(184,019,180)

Share-based compensation, net of tax	–	(2,197)	–	1,959	–	(238)	–	(238)	37,294,323

Financial instruments indexed to own shares	–	(22)	–	–	–	(22)	–	(22)	–

Cash dividends paid	–	–	(2,561)	–	–	(2,561)	(14)	(2,575)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(13)	(13)	–

Other	–	–	–	–	–	–	30	30	–

Balance at end of period	47	22,462	23,961	0	(10,837)	35,633	10,951	46,584	1,186,091,476

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

3Q09 (CHF million)

Balance at beginning of period	47	24,721	22,173	(554)	(10,039)	36,348	14,471	50,819	1,171,567,012

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(5)	(5)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(131)	(131)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	120	120	–

Net income/(loss)	–	–	2,354	–	–	2,354	950	3,304	–

Gains/(losses) on cash flow hedges	–	–	–	–	(7)	(7)	–	(7)	–

Foreign currency translation	–	–	–	–	(1,212)	(1,212)	(576)	(1,788)	–

Unrealized gains/(losses) on securities	–	–	–	–	81	81	–	81	–

Actuarial gains/(losses)	–	–	–	–	4	4	–	4	–

Net prior service cost	–	–	–	–	7	7	–	7	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,127)	(1,127)	(576)	(1,703)	–

Issuance of common shares	–	8	–	–	–	8	–	8	217,300

Sale of treasury shares	–	(8)	–	4,418	–	4,410	–	4,410	84,786,419

Repurchase of treasury shares	–	–	–	(4,545)	–	(4,545)	–	(4,545)	(87,051,926)

Share-based compensation, net of tax	–	667	–	40	–	707	–	707	852,435

Financial instruments indexed to own shares	–	40	–	–	–	40	–	40	–

Cash dividends paid	–	–	–	–	–	–	(78)	(78)	–

Change in scope of consolidation, net	–	–	–	–	–	–	54	54	–

Other	–	(4)	–	–	–	(4)	18	14	–

Balance at end of period	47	25,424	24,527	(641)	(11,166)	38,191	14,823	53,014	1,170,371,240

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

9M10 (CHF million)

Balance at beginning of period	47	24,706		25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	1		–	–	–	1	(21)	(20)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(1,111)	(1,111)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–		–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	1,859	1,859	–

Net income/(loss)	–	–		4,257	–	–	4,257	466	4,723	–

Cumulative effect of accounting changes, net of tax [4]	–	–		(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–		–	–	24	24	–	24	–

Foreign currency translation	–	–		–	–	(1,541)	(1,541)	(453)	(1,994)	–

Unrealized gains/(losses) on securities	–	–		–	–	42	42	–	42	–

Actuarial gains/(losses)	–	–		–	–	(124)	(124)	–	(124)	–

Net prior service cost	–	–		–	–	10	10	–	10	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,589)	(1,589)	(453)	(2,042)	–

Issuance of common shares	–	8		–	–	–	8	–	8	780,645

Sale of treasury shares	–	(34)		–	21,273	–	21,239	–	21,239	442,728,811

Repurchase of treasury shares	–	–		–	(22,903)	–	(22,903)	–	(22,903)	(474,310,766)

Share-based compensation, net of tax	–	(1,901)	[5]	–	2,393	–	492	7	499	45,926,774

Financial instruments indexed to own shares [6]	–	(124)		–	–	–	(124)	–	(124)	–

Cash dividends paid	–	–		(2,561)	–	–	(2,561)	(128)	(2,689)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(922)	(922)	–

Other	–	–		–	–	–	–	78	78	–

Balance at end of period	47	22,656		24,570	(93)	(13,092)	34,088	10,587	44,675	1,184,336,359	[7]

1 At par value CHF 0.04 each, fully paid, net of 16,159,287 treasury shares. In addition to the treasury shares, a maximum of 284,076,649 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Represents the impact of the adoption in 1Q10 of new accounting rules governing when an entity is consolidated under US GAAP. 5 Includes a tax benefit of CHF 636 million from the excess fair value of shares delivered over recognized compensation expense. 6 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 At par value CHF 0.04 each, fully paid, net of 1,814,468 treasury shares. A maximum of 282,182,273 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

9M09 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(7)	(7)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(318)	(318)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,025	1,025	–

Net income/(loss)	–	–	5,931	–	–	5,931	(519)	5,412	–

Gains/(losses) on cash flow hedges	–	–	–	–	97	97	–	97	–

Foreign currency translation	–	–	–	–	(440)	(440)	(125)	(565)	–

Unrealized gains/(losses) on securities	–	–	–	–	82	82	–	82	–

Actuarial gains/(losses)	–	–	–	–	14	14	–	14	–

Net prior service cost	–	–	–	–	20	20	–	20	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(227)	(227)	(125)	(352)	–

Issuance of common shares	–	13	–	–	–	13	–	13	356,802

Sale of treasury shares	–	148	–	12,047	–	12,195	–	12,195	288,817,266

Repurchase of treasury shares	–	–	–	(12,717)	–	(12,717)	–	(12,717)	(307,262,477)

Share-based compensation, net of tax	–	167	–	781	–	948	–	948	24,567,616

Financial instruments indexed to own shares	–	(109)	–	–	–	(109)	–	(109)	–

Cash dividends paid	–	–	(184)	–	–	(184)	(120)	(304)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(90)	(90)	–

Other	–	40	–	–	–	40	53	93	–

Balance at end of period	47	25,424	24,527	(641)	(11,166)	38,191	14,823	53,014	1,170,371,240

Comprehensive income (unaudited)

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Comprehensive income (CHF million)

Net income	884	1,722	3,304	(49)	(73)	4,723	5,412	(13)

Other comprehensive income/(loss), net of tax	(3,118)	642	(1,703)	–	83	(2,042)	(352)	480

Comprehensive income/(loss)	(2,234)	2,364	1,601	–	–	2,681	5,060	(47)

Comprehensive income/(loss) attributable to noncontrolling interests	(588)	355	374	–	–	13	(644)	–

Comprehensive income attributable to shareholders	(1,646)	2,009	1,227	–	–	2,668	5,704	(53)

Consolidated statements of cash flows (unaudited)

	in		% change

	9M10	9M09	YoY

Operating activities of continuing operations (CHF million)

Net income	4,723	5,412	(13)

(Income)/loss from discontinued operations, net of tax	19	(169)	–

Income from continuing operations	4,742	5,243	(10)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	872	799	9

Provision for credit losses	(56)	546	–

Deferred tax provision	911	769	18

Share of net income from equity method investments	(60)	16	–

Trading assets and liabilities, net	(18,769)	459	–

(Increase)/decrease in other assets	(9,438)	19,000	–

Increase/(decrease) in other liabilities	15,005	(35,333)	–

Other, net	4,320	4,619	(6)

Total adjustments	(7,215)	(9,125)	(21)

Net cash provided by/(used in) operating activities of continuing operations	(2,473)	(3,882)	(36)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(504)	636	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(26,197)	43,712	–

Purchase of investment securities	(1,738)	(1,190)	46

Proceeds from sale of investment securities	859	607	42

Maturities of investment securities	2,717	2,901	(6)

Investments in subsidiaries and other investments	(1,603)	(1,251)	28

Proceeds from sale of other investments	1,724	1,612	7

(Increase)/decrease in loans	2,415	(120)	–

Proceeds from sales of loans	691	713	(3)

Capital expenditures for premises and equipment and other intangible assets	(1,168)	(914)	28

Proceeds from sale of premises and equipment and other intangible assets	4	3	33

Other, net	275	170	62

Net cash provided by/(used in) investing activities of continuing operations	(22,525)	46,879	–

Consolidated statements of cash flows (unaudited) (continued)

	in		% change

	9M10	9M09	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	4,144	(25,877)	–

Increase/(decrease) in short-term borrowings	(1,924)	4,892	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	17,933	(59,606)	–

Issuances of long-term debt	45,314	47,575	(5)

Repayments of long-term debt	(38,205)	(49,364)	(23)

Issuances of common shares	8	13	(38)

Sale of treasury shares	21,239	12,195	74

Repurchase of treasury shares	(22,903)	(12,717)	80

Dividends paid/capital repayments	(2,689)	(304)	–

Other, net	1,556	(756)	–

Net cash provided by/(used in) financing activities of continuing operations	24,473	(83,949)	–

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,884)	(218)	–

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(71)	0	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(2,480)	(41,170)	(94)

Cash and due from banks at beginning of period	51,857	90,035	(42)

Cash and due from banks at end of period	49,377	48,865	1

Supplemental cash flow information (unaudited)

	in		% change

	9M10	9M09	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	724	955	(24)

Cash paid for interest	15,028	15,924	(6)

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	869	(100)

Liabilities sold	0	799	(100)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2009, included in the Credit Suisse Annual Report 2009. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 2Q10 consolidated statements of operations, the 2Q10 consolidated balance sheet and consolidated statements of changes in equity and the 3Q09 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification or ASC) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and supersedes all existing non-SEC accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. SEC rules and interpretive releases remain in force for SEC registrants.

The Codification was not intended to change US GAAP, but it changed the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements include references only to the Codification topics.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

ASC Topic 260 – Earnings Per Share
In June 2008, the FASB provided guidance for when certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method.

The Group adopted the guidance as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the guidance.
ASC Topic 320 – Investments – Debt and Equity Securities
In April 2009, the FASB updated accounting guidance regarding recognition and presentation of other-than-temporary impairments. The update amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows. For further information, refer to Note 14 – Investment securities.

In April 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in the ASU regarding other-than-temporary impairments and retains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 805 – Business Combinations
In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB updated accounting guidance regarding business combinations to require an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values at the acquisition date.

The guidance also requires substantial new disclosures and changes the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied the guidance prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

ASC Topic 810 – Consolidation
In February 2010, the FASB issued ASU 2010-10, “Amendments for Certain Investment Funds” (ASU 2010-10), an update to Topic 810 – Consolidation. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement of Financial Accounting Standards (SFAS) No.167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply investment company accounting. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualified special purpose entities. An entity that qualifies for deferral will continue to be assessed under the overall guidance on the consolidation of VIEs in Subtopic 810-10 (before the SFAS 167 amendments) or other applicable consolidation guidance, such as the guidance for consolidation of partnerships in Subtopic 810-20. The amendments in ASU 2010-10 do not defer the disclosure requirements in the SFAS 167 amendments to Topic 810.

ASU 2010-10 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. The impact of adopting ASU 2010-10 on January 1, 2010 is included in the impacts below regarding the adoption of ASU 2009-17.

In January 2010, the FASB issued ASU 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, (ASU 2010-02). ASU 2010-02 provides amendments to Subtopic 810-10 to clarify the scope of the decrease in ownership provisions. The amendment also clarifies the transactions to which the decrease in ownership guidance in Subtopic 810-10 does not apply. ASU 2010-02 also expands the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within Subtopic 810-10.

The Group adopted the provisions of ASU 2010-02 retrospectively to January 1, 2009. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17). ASU 2009-17 was issued to update the Codification for the June 2009 issuance of SFAS 167. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.

ASU 2009-17 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter.
The adoption of ASU 2009-17 on January 1, 2010 resulted in an increase of CHF 15.0 billion to our consolidated balance sheet and a reduction in total shareholders’ equity of CHF 2.2 billion, net of tax. The consolidation of these entities did not have an impact on tier 1 capital or risk-weighted assets. For further information, refer to Note 24 – Transfers of financial assets and variable interest entities.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities became intercompany transactions and are eliminated.
In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.
The guidance requires the recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted the presentation and transaction guidance of the ASU as of January 1, 2009.
ASC Topic 815 – Derivatives and Hedging
In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASU 2010-11), an update to Topic 815 – Derivatives and Hedging. ASU 2010-11 provides clarification on the scope exception in Topic 815 to clarify the type of embedded credit derivatives that are exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption and it relates only to the subordination of one financial instrument to another.

ASU 2010-11 was effective for the first fiscal quarter beginning after June 15, 2010 with early adoption permitted. The adoption of ASU 2010-11 on July 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In June 2008, the FASB issued guidance to require an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted the guidance as of January 1, 2009. Adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under the Codification; and iii) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

The ASU mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows when adopted as of January 1, 2009. For further information, refer to Note 22 – Derivatives and hedging activities.

ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. For further information, refer to Note 25 – Fair value of financial instruments.

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-12 is applicable to an investment that has the attributes defined by ASC 946, Financial Services – Investment Companies, but does not have a readily determinable fair value. For those investments that are within its scope, ASU 2009-12 permits, as a practical expedient, an entity to measure the fair value of an investment using net asset value (NAV) per share of the investment and also requires additional disclosures. ASU 2009-12 also provides guidance regarding classification within the fair value hierarchy.

ASU 2009-12 was effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 on December 31, 2009 did not have a material impact on the Group’s financial condition, results of operations, cash flows or net classification within the fair value hierarchy. For further information, refer to Note 25 – Fair value of financial instruments.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-5 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance, however early application is permitted. The adoption of ASU 2009-05 on October 1, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 825 – Financial Instruments
In April 2009, the FASB issued guidance to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The guidance was effective for interim reporting periods ending after June 15, 2009. The guidance mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 855 – Subsequent Events
In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09), an update to Topic 855 – Subsequent Events. ASU 2010-09 provides amendments as follows:

(i) an entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued;

(ii) an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated; and
(iii) the scope of the reissuance disclosure requirements is refined to include revised financial statements only.
ASU 2010-09 was effective upon issuance. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on:
(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfer of Financial Assets” (ASU 2009-16). ASU 2009-16 was issued to update the Codification for the June 2009 issuance of SFAS No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140”, which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. This standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions. The adoption of ASU 2009-16 on January 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In February 2008, the FASB issued guidance regarding a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 310 – Receivables
In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to Topic 310 – Receivables.
The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures will help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses.

The disclosures as of the end of a reporting period are effective for the first fiscal quarter ending after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for the first fiscal quarter beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such will not impact the Group’s financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset” (ASU 2010-18), an update to Topic 310 – Receivables.
As a result of this update, modifications of loans that are accounted for within a pool do not result in the removal of these loans from the pool even if the modifications of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.

ASU 2010-18 is effective for the first fiscal quarter beginning after July 15, 2010, with early adoption permitted. The adoption of ASU 2010-18 is not expected to have a material impact on the Group’s financial condition, results of operations or cash flows.

Note 2 Business developments
Acquisitions and divestitures
On September 14, 2010, Credit Suisse’s Asset Management division agreed to acquire a significant noncontrolling interest in York Capital Management (York), a leading global hedge fund manager, based in New York. York will continue to operate independently. Under the terms of the transaction, Credit Suisse will pay an initial USD 425 million for its interest in York. The transaction will also provide for earn-out payments based on five-year financial performance by York as well as non-compete arrangements for the CEO, chief investment officer and other senior York principals. Credit Suisse expects to enter into non-exclusive arrangements to provide distribution services for York funds. The transaction is subject to customary closing conditions, including certain regulatory approvals, and is expected to close in 4Q10.

On September 22, 2010, Credit Suisse Group, which currently holds approximately 98.6% of the share capital of Neue Aargauer Bank AG (NAB), launched a public tender offer to acquire the remaining approximately 1.4% of the listed shares of NAB. Credit Suisse Group offered the approximately 4,500 NAB public shareholders the amount of CHF 1,000 in cash for each registered share of NAB with a par value of CHF 50. The offer was extended to 37,477 NAB registered shares and corresponded to a total amount of CHF 37.5 million. The initial offer was open from September 27, 2010, until October 22, 2010. As of October 25, 2010, 32,408 shares were sold to Credit Suisse Group, and for the approximately 5,000 shares still outstanding, an extension has been granted until November 11, 2010. If not all publicly held NAB shares are tendered to Credit Suisse under the terms of the offer, it will apply for the cancellation of the remaining shares pursuant to Art. 33 of the Federal Act on Stock Exchanges and Securities Trading (SESTA) when the offer period expires. As part of this process, the NAB shareholders would receive a cash settlement equal to the offer price.

For further information on divestitures, refer to Note 3 – Discontinued operations.
Note 3 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen Asset Management (Aberdeen). The transaction was completed with the final closing on July 1, 2009. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, resulting in a total interest of 23.9%, with subsequent ownership changes reflected in continuing operations. Prior to this transaction, Aberdeen was an unrelated party to the Group. In 1Q10 and 3Q10, Aberdeen issued shares resulting in a reduction of our ownership percentage to 21.0% as of the end of 3Q10. As part of the sale of the traditional investments business, we purchased certain assets in the amount of CHF 114 million in 1Q10 in accordance with contractual obligations and recognized unrealized losses of CHF 19 million included in discontinued operations.

The results of operations of the business sold have been reflected in income from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	0	0	0	–	–	(19)	56	–

Total operating expenses	0	0	(7)	–	100	0	(167)	100

Income/(loss) from discontinued operations before taxes	0	0	(7)	–	100	(19)	(111)	(83)

Gain/(loss) on disposal	0	0	186	–	(100)	0	261	(100)

Income tax expense/(benefit)	0	0	(9)	–	100	0	(19)	100

Income/(loss) from discontinued operations, net of tax	0	0	188	–	(100)	(19)	169	–

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net revenues (CHF million)

Private Banking	2,826	2,991	2,833	(6)	0	8,717	8,662	1

Investment Banking	3,421	4,099	5,046	(17)	(32)	12,736	17,499	(27)

Asset Management	582	502	765	16	(24)	1,715	1,205	42

Corporate Center	(545)	828	273	–	–	497	(282)	–

Noncontrolling interests without significant economic interest	282	119	953	137	(70)	453	(505)	–

Net revenues	6,566	8,539	9,870	(23)	(33)	24,118	26,579	(9)

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	836	874	867	(4)	(4)	2,602	2,794	(7)

Investment Banking	395	784	1,746	(50)	(77)	2,973	5,815	(49)

Asset Management	135	22	311	–	(57)	323	(124)	–

Corporate Center	(613)	126	(304)	–	102	(405)	(1,247)	(68)

Noncontrolling interests without significant economic interest	248	103	923	141	(73)	392	(621)	–

Income from continuing operations before taxes	1,001	1,909	3,543	(48)	(72)	5,885	6,617	(11)

Total assets

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Total assets (CHF million)

Private Banking	351,731	351,009	345,488	350,867	0	2	0

Investment Banking	838,484	905,208	819,081	846,960	(7)	2	(1)

Asset Management	27,233	28,519	19,289	19,484	(5)	41	40

Corporate Center	(157,877)	(156,232)	(161,826)	(166,723)	1	(2)	(5)

Noncontrolling interests without significant economic interest	7,817	9,444	9,395	13,620	(17)	(17)	(43)

Total assets	1,067,388	1,137,948	1,031,427	1,064,208	(6)	3	0

Note 5 Net interest income
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net interest income (CHF million)

Loans	1,289	1,371	1,480	(6)	(13)	4,006	4,819	(17)

Investment securities	20	22	46	(9)	(57)	69	208	(67)

Trading assets	3,138	5,085	2,782	(38)	13	11,177	10,529	6

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	758	656	557	16	36	1,966	2,567	(23)

Other	832	925	475	(10)	75	2,684	1,916	40

Interest and dividend income	6,037	8,059	5,340	(25)	13	19,902	20,039	(1)

Deposits	(428)	(398)	(612)	8	(30)	(1,194)	(2,451)	(51)

Short-term borrowings	(17)	(17)	(83)	0	(80)	(49)	(227)	(78)

Trading liabilities	(1,648)	(4,305)	(1,263)	(62)	30	(7,393)	(6,111)	21

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(555)	(365)	(362)	52	53	(1,271)	(1,938)	(34)

Long-term debt	(1,568)	(1,696)	(1,227)	(8)	28	(4,881)	(3,867)	26

Other	(105)	(76)	(74)	38	42	(249)	(468)	(47)

Interest expense	(4,321)	(6,857)	(3,621)	(37)	19	(15,037)	(15,062)	0

Net interest income	1,716	1,202	1,719	43	0	4,865	4,977	(2)

Note 6 Commissions and fees
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Commissions and fees (CHF million)

Lending business	397	327	211	21	88	990	769	29

Investment and portfolio management	1,054	1,043	1,020	1	3	3,195	3,041	5

Other securities business	19	19	28	0	(32)	59	109	(46)

Fiduciary business	1,073	1,062	1,048	1	2	3,254	3,150	3

Underwriting	473	513	665	(8)	(29)	1,524	1,651	(8)

Brokerage	856	1,094	1,048	(22)	(18)	2,980	3,062	(3)

Underwriting and brokerage	1,329	1,607	1,713	(17)	(22)	4,504	4,713	(4)

Other services	459	590	341	(22)	35	1,503	1,176	28

Commissions and fees	3,258	3,586	3,313	(9)	(2)	10,251	9,808	5

Note 7 Trading revenues
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Trading revenues (CHF million)

Interest rate products	1,518	526	3,443	189	(56)	4,828	9,216	(48)

Foreign exchange products	2	1,088	90	(100)	(98)	1,749	24	–

Equity/index-related products	(138)	1,715	1,293	–	–	2,039	4,868	(58)

Credit products	(930)	462	(1,715)	–	(46)	(964)	(3,861)	(75)

Commodity, emission and energy products	169	28	92	–	84	131	461	(72)

Other products	322	(191)	286	–	13	240	895	(73)

Trading revenues	943	3,628	3,489	(74)	(73)	8,023	11,603	(31)

Represents revenues on a product basis which are not representative of business results within segments as business results utilize financial instruments across various product types.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is value-at-risk. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Note 8 Other revenues
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	273	143	921	91	(70)	433	(633)	–

Loans held-for-sale	(11)	(1)	(132)	–	(92)	(83)	(266)	(69)

Long-lived assets held-for-sale	(36)	(69)	36	(48)	–	(128)	42	–

Equity method investments	32	55	35	(42)	(9)	153	71	115

Other investments	234	(142)	339	–	(31)	148	518	(71)

Other	157	137	150	15	5	456	459	(1)

Other revenues	649	123	1,349	428	(52)	979	191	413

Note 9 Provision for credit losses
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Provision for credit losses (CHF million)

Provision for loan losses	(39)	7	17	–	–	(56)	328	–

Provision for lending-related and other exposures	13	13	36	0	(64)	0	218	(100)

Provision for credit losses	(26)	20	53	–	–	(56)	546	–

Note 10 Compensation and benefits
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	3,018	3,011	3,478	0	(13)	9,487	11,276	(16)

Social security	187	321	226	(42)	(17)	753	802	(6)

Other	150	648	137	(77)	9	988	468	111

Compensation and benefits	3,355	3,980	3,841	(16)	(13)	11,228	12,546	(11)

Note 11 General and administrative expenses
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

General and administrative expenses (CHF million)

Occupancy expenses	289	308	298	(6)	(3)	884	892	(1)

IT, machinery, etc.	332	346	299	(4)	11	1,009	884	14

Provisions and losses	126	265	354	(52)	(64)	471	929	(49)

Travel and entertainment	110	130	102	(15)	8	352	300	17

Professional services	535	606	472	(12)	13	1,598	1,239	29

Amortization and impairment of other intangible assets	8	9	11	(11)	(27)	26	32	(19)

Other	352	397	399	(11)	(12)	1,148	1,127	2

General and administrative expenses	1,752	2,061	1,935	(15)	(9)	5,488	5,403	2

Note 12 Earnings per share
	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Net income attributable to shareholders (CHF million)

Income from continuing operations	609	1,593	2,166	(62)	(72)	4,276	5,762	(26)

Income/(loss) from discontinued operations, net of tax	0	0	188	–	(100)	(19)	169	–

Net income attributable to shareholders	609	1,593	2,354	(62)	(74)	4,257	5,931	(28)

Preferred securities dividends	–	(67)	–	100	–	(67)	(67)	0

Net income attributable to shareholders for basic earnings per share	609	1,526	2,354	(60)	(74)	4,190	5,864	(29)

Available for common shares	575	1,392	2,215	(59)	(74)	3,965	5,502	(28)

Available for unvested share-based payment awards	34	134	139	(75)	(76)	225	362	(38)

Net income attributable to shareholders for diluted earnings per share	609	1,526	2,354	(60)	(74)	4,190	5,864	(29)

Available for common shares	575	1,392	2,221	(59)	(74)	3,965	5,510	(28)

Available for unvested share-based payment awards	34	134	133	(75)	(74)	225	354	(36)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,190.6	1,208.1	1,176.7	(1)	1	1,197.6	1,173.9	2

Dilutive share options and warrants	5.4	5.5	7.1	(2)	(24)	5.7	6.0	(5)

Dilutive share awards	0.0	0.4	45.9	(100)	(100)	0.5	21.2	(98)

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,196.0	1,214.0	1,229.7	(1)	(3)	1,203.8	1,201.1	0

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	69.7	69.8	73.8	0	(6)	66.8	77.5	(14)

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	0.48	1.15	1.73	(58)	(72)	3.33	4.55	(27)

Basic earnings per share from discontinued operations	0.00	0.00	0.15	–	(100)	(0.02)	0.14	–

Basic earnings per share available for common shares	0.48	1.15	1.88	(58)	(74)	3.31	4.69	(29)

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	0.48	1.15	1.67	(58)	(71)	3.31	4.46	(26)

Diluted earnings per share from discontinued operations	0.00	0.00	0.14	–	(100)	(0.02)	0.13	–

Diluted earnings per share available for common shares	0.48	1.15	1.81	(58)	(73)	3.29	4.59	(28)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 54.0 million, 45.1 million, 53.4 million, 48.4 million and 57.6 million for 3Q10, 2Q10, 3Q09, 9M10 and 9M09, respectively.

Note 13 Trading assets and liabilities
	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	179,978	163,572	159,415	165,489	10	13	9

Equity securities [1]	89,330	92,203	100,531	89,493	(3)	(11)	0

Derivative instruments [2]	58,709	75,786	55,131	63,536	(23)	6	(8)

Other	20,016	18,532	17,161	13,404	8	17	49

Trading assets	348,033	350,093	332,238	331,922	(1)	5	5

Trading liabilities (CHF million)

Short positions	77,918	83,786	76,946	88,253	(7)	1	(12)

Derivative instruments [2]	63,030	80,651	56,535	60,660	(22)	11	4

Trading liabilities	140,948	164,437	133,481	148,913	(14)	6	(5)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	34,537	43,030	32,231	38,305	(20)	7	(10)

Receivables not netted [1]	16,498	16,195	16,025	15,732	2	3	5

Total	51,035	59,225	48,256	54,037	(14)	6	(6)

Cash collateral payables (CHF million)

Payables netted against derivative positions	35,352	37,083	28,808	32,330	(5)	23	9

Payables not netted [1]	18,918	15,918	18,905	18,799	19	0	1

Total	54,270	53,001	47,713	51,129	2	14	6

1 Recorded as cash collateral on derivative instruments in Note 16 - Other assets and liabilities.

Note 14 Investment securities
end of	3Q10	4Q09	% change

Investment securities (CHF million)

Debt securities held-to-maturity	366	439	(17)

Securities available-for-sale	8,614	10,793	(20)

Total investment securities	8,980	11,232	(20)

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

3Q10 (CHF million)

Debt securities issued by foreign governments	366	0	0	366

Debt securities held-to-maturity	366	0	0	366

Debt securities issued by the Swiss federal, cantonal or local governmental entities	269	19	0	288

Debt securities issued by foreign governments	6,369	334	0	6,703

Corporate debt securities	1,009	25	1	1,033

Collateralized debt obligations	477	16	0	493

Debt securities available-for-sale	8,124	394	1	8,517

Banks, trust and insurance companies	74	11	0	85

Industry and all other	11	1	0	12

Equity securities available-for-sale	85	12	0	97

Securities available-for-sale	8,209	406	1	8,614

4Q09 (CHF million)

Debt securities issued by foreign governments	410	0	0	410

Other debt securities	29	0	0	29

Debt securities held-to-maturity	439	0	0	439

Debt securities issued by the Swiss federal, cantonal or local governmental entities	291	14	0	305

Debt securities issued by foreign governments	8,718	277	2	8,993

Corporate debt securities	975	21	7	989

Collateralized debt obligations	321	19	0	340

Other debt securities	59	0	0	59

Debt securities available-for-sale	10,364	331	9	10,686

Banks, trust and insurance companies	84	9	0	93

Industry and all other	13	1	0	14

Equity securities available-for-sale	97	10	0	107

Securities available-for-sale	10,461	341	9	10,793

Gross unrealized losses on investment securities and the related fair value

	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

3Q10 (CHF million)

Corporate debt securities	21	0	39	1	60	1

Debt securities available-for-sale	21	0	39	1	60	1

4Q09 (CHF million)

Debt securities issued by foreign governments	203	1	29	1	232	2

Corporate debt securities	0	0	138	7	138	7

Debt securities available-for-sale	203	1	167	8	370	9

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities

	9M10		9M09

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	856	3	585	22

Realized gains	5	0	6	4

Realized losses	(11)	0	(10)	0

Amortized cost, fair value and average yield of debt securities

	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

3Q10 (CHF million)

Due within 1 year	366	366	0.00	1,512	1,522	1.65

Due from 1 to 5 years	0	0	–	5,932	6,277	3.54

Due from 5 to 10 years	0	0	–	531	563	2.71

Due after 10 years	0	0	–	149	155	3.67

Total debt securities	366	366	0.00	8,124	8,517	3.14

Note 15 Loans
	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Loans (CHF million)

Banks	82	80	95	100	2	(14)	(18)

Commercial	44,052	43,922	43,893	43,539	0	0	1

Consumer	90,598	90,615	89,045	89,225	0	2	2

Public authorities	970	1,019	1,036	1,084	(5)	(6)	(11)

Lease financings	2,753	2,701	2,620	2,612	2	5	5

Switzerland	138,455	138,337	136,689	136,560	0	1	1

Banks	6,031	7,177	7,836	7,862	(16)	(23)	(23)

Commercial	51,665	56,862	69,036	75,097	(9)	(25)	(31)

Consumer	23,655	22,061	19,765	20,207	7	20	17

Public authorities	2,979	2,941	4,161	2,772	1	(28)	7

Lease financings	1,021	1,117	1,113	1,148	(9)	(8)	(11)

Foreign	85,351	90,158	101,911	107,086	(5)	(16)	(20)

Gross loans	223,806	228,495	238,600	243,646	(2)	(6)	(8)

Net (unearned income)/deferred expenses	(37)	(37)	(25)	(26)	0	48	42

Allowance for loan losses	(1,109)	(1,253)	(1,395)	(1,434)	(11)	(21)	(23)

Net loans	222,660	227,205	237,180	242,186	(2)	(6)	(8)

Impaired loan portfolio (CHF million)

Gross impaired loans	1,832	1,979	2,297	2,337	(7)	(20)	(22)

of which loans with a specific allowance	1,655	1,840	1,946	2,025	(10)	(15)	(18)

of which loans without a specific allowance	177	139	351	312	27	(50)	(43)

Allowance for loan losses

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,253	1,269	1,545	(1)	(19)	1,395	1,639	(15)

Net movements recognized in statements of operations	(39)	7	17	–	–	(56)	328	–

Gross write-offs	(68)	(48)	(137)	42	(50)	(244)	(617)	(60)

Recoveries	15	15	26	0	(42)	48	54	(11)

Net write-offs	(53)	(33)	(111)	61	(52)	(196)	(563)	(65)

Provisions for interest	(4)	3	15	–	–	(1)	41	–

Foreign currency translation impact and other adjustments, net	(48)	7	(32)	–	50	(33)	(11)	200

Balance at end of period	1,109	1,253	1,434	(11)	(23)	1,109	1,434	(23)

of which a specific loan loss allowance	768	865	993	(11)	(23)	768	993	(23)

of which an inherent loan loss allowance	341	388	441	(12)	(23)	341	441	(23)

Note 16 Other assets and liabilities
	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	16,498	16,195	16,025	15,732	2	3	5

Cash collateral on non-derivative transactions	1,337	1,630	1,827	1,975	(18)	(27)	(32)

Derivative instruments used for hedging	3,623	4,048	2,022	2,090	(10)	79	73

Assets held-for-sale	29,638	31,132	14,570	15,178	(5)	103	95

of which loans	28,033	29,524	14,287	15,071	(5)	96	86

of which real estate	1,589	1,608	270	93	(1)	489	–

Interest and fees receivable	6,196	6,542	5,755	5,718	(5)	8	8

Deferred tax assets	9,882	10,741	9,137	9,322	(8)	8	6

Prepaid expenses	643	856	970	1,178	(25)	(34)	(45)

Failed purchases	1,117	597	172	140	87	–	–

Other	18,222	18,074	18,266	21,982	1	0	(17)

Other assets	87,156	89,815	68,744	73,315	(3)	27	19

Other liabilities (CHF million)

Cash collateral on derivative instruments	18,918	15,918	18,905	18,799	19	0	1

Cash collateral on non-derivative transactions	22	45	29	183	(51)	(24)	(88)

Derivative instruments used for hedging	1,506	1,331	1,198	722	13	26	109

Provisions [1]	1,758	1,827	1,770	1,991	(4)	(1)	(12)

of which off-balance sheet risk	567	607	603	630	(7)	(6)	(10)

Interest and fees payable	7,394	9,335	7,028	7,819	(21)	5	(5)

Current tax liabilities	1,076	815	1,519	1,647	32	(29)	(35)

Deferred tax liabilities	537	523	318	434	3	69	24

Failed sales	8,209	8,061	9,258	10,895	2	(11)	(25)

Other	29,855	29,718	31,507	32,946	0	(5)	(9)

Other liabilities	69,275	67,573	71,532	75,436	3	(3)	(8)

1 Includes provisions for bridge commitments.

Note 17 Long-term debt
	end of				% change

	3Q10	2Q10	4Q09	3Q09	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	134,220	134,389	134,806	140,222	0	0	(4)

Subordinated	25,260	26,403	24,559	25,755	(4)	3	(2)

Nonrecourse liabilities from consolidated VIEs	19,300	21,918	–	–	(12)	–	–

Long-term debt	178,780	182,710	159,365	165,977	(2)	12	8

of which reported at fair value	85,551	92,132	74,513	79,090	(7)	15	8

Note 18 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

3Q10 (CHF million)

Balance at beginning of period	(36)	(7,871)	129	(3,019)	(40)	(10,837)

Increase/(decrease)	26	(2,290)	23	(23)	0	(2,264)

Increase due to equity method investments	6	0	0	0	0	6

Reclassification adjustments, included in net income	(13)	(15)	0	27	4	3

Balance at end of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

2Q10 (CHF million)

Balance at beginning of period	(34)	(8,416)	115	(2,875)	(43)	(11,253)

Increase/(decrease)	23	543	12	(167)	0	411

Increase due to equity method investments	(25)	0	1	0	0	(24)

Reclassification adjustments, included in net income	0	2	1	23	3	29

Balance at end of period	(36)	(7,871)	129	(3,019)	(40)	(10,837)

3Q09 (CHF million)

Balance at beginning of period	(41)	(7,439)	64	(2,533)	(90)	(10,039)

Increase/(decrease)	(4)	(1,211)	77	(1)	0	(1,139)

Decrease due to equity method investments	4	0	0	0	0	4

Reclassification adjustments, included in net income	(7)	(1)	4	5	7	8

Balance at end of period	(48)	(8,651)	145	(2,529)	(83)	(11,166)

9M10 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	49	(1,528)	35	(190)	0	(1,634)

Increase due to equity method investments	(12)	0	1	0	0	(11)

Reclassification adjustments, included in net income	(13)	(13)	6	66	10	56

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

9M09 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	27	(460)	80	(1)	0	(354)

Decrease due to equity method investments	76	0	0	0	0	76

Reclassification adjustments, included in net income	(6)	20	2	15	20	51

Balance at end of period	(48)	(8,651)	145	(2,529)	(83)	(11,166)

Note 19 Tax
Effective tax rate

in	3Q10	2Q10

Effective tax rate (%)

Effective tax rate	11.7	9.8

The effective tax rate reflected a CHF 297 million benefit from the net release of tax contingency accruals following the favorable resolution of certain tax matters, offset in part by a CHF 142 million tax charge primarily related to a write-down of deferred tax assets following the enactment of UK legislation to reduce the rate of corporation tax from 28% to 27%.

Net deferred tax assets

end of	3Q10	2Q10	Change

Net deferred tax assets (CHF million)

Net operating losses	5,867	6,657	(790)

Temporary differences	3,478	3,561	(83)

Net deferred tax assets	9,345	10,218	(873)

The reduction in net deferred tax assets primarily related to foreign exchange translation losses of CHF 872 million.
The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 76 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the US – 1999; and the UK – 1999.

Note 20 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting share-based compensation and other compensation benefits is solely at the discretion of senior management. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 26 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

The Group generally repurchases its own shares (Group shares) in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital.

Share-based compensation
Incentive Share Unit
Incentive Share Units (ISUs) have been the main form of share-based deferred variable compensation for all employees since 2006. Starting in 2009, ISUs were used for the deferred variable compensation awards for employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price.

Incentive Share Unit activities

in	3Q10	3Q09	9M10	9M09

Number of awards (million)

Balance at beginning of period	38.9	61.9	41.5	59.8

Granted	0.0	0.3	6.0	26.4

Settled	(0.3)	(0.3)	(8.4)	(24.1)

Forfeited	(0.5)	(0.4)	(1.0)	(0.6)

Balance at end of period	38.1	61.5	38.1	61.5

of which vested	3.5	1.9	3.5	1.9

of which unvested	34.6	59.6	34.6	59.6

Scaled Incentive Share Unit
The Scaled Incentive Share Unit (SISU) plan is a new share-based long-term incentive plan for managing directors and directors. SISUs were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors for 2009. SISUs are similar to ISUs except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares.

Scaled Incentive Share Unit activities

in	3Q10	9M10

Number of awards (million)

Balance at beginning of period	21.0	0.0

Granted	0.0	21.1

Settled	(0.2)	(0.2)

Forfeited	(0.2)	(0.3)

Balance at end of period	20.6	20.6

of which vested	0.1	0.1

of which unvested	20.5	20.5

Adjustable Performance Plan awards
The Adjustable Performance Plan (APP) is a new cash-based plan for managing directors and directors. APP awards were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors. These awards are subject to a three-year, pro-rata vesting schedule, subject to early retirement rules, and the final value of the APP awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments.

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets (performance conditions); and ii) Group share price performance compared to predefined targets and relative to peers (market conditions). At grant, PIP II units were equivalent to a Group share price of CHF 72.00.

On March 31, 2010, we announced the determination of the number of Group shares for holders of PIP I units that were granted in early 2005, which were a part of 2004 compensation. In accordance with the terms of the plan, each outstanding PIP I unit entitled the holder to approximately 4.8 Group shares. PIP I awards were settled on April 20, 2010.

Performance Incentive Plan activities

	3Q10		3Q09		9M10		9M09

in	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	0.0	6.2	11.9	6.2	11.9	6.4	12.2

Settled	0.0	0.0	0.0	0.0	0.0	(11.7)	0.0	0.0

Forfeited	0.0	0.0	0.0	0.0	(0.1)	(0.2)	(0.2)	(0.3)

Balance at end of period	6.1	0.0	6.2	11.9	6.1	0.0	6.2	11.9

of which vested	5.3	0.0	4.4	10.1	5.3	0.0	4.4	10.1

of which unvested	0.8	0.0	1.8	1.8	0.8	0.0	1.8	1.8

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included four different types of share awards: phantom shares, blocked shares, longevity premium awards (LPA) and special awards. These share awards entitle the holder to receive one Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and five years. In 2006, the Group introduced the ISU share-based plan to replace phantom shares, blocked shares and LPA awards granted in prior years.

Special awards are generally shares, which may be granted to new employees. These special awards may contain vesting conditions, depending on the terms of employment.
Share award activities

	3Q10		3Q09		9M10		9M09

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	15.0	46.24	14.6	45.82	15.5	45.67	20.8	61.83

Granted	2.0	45.11	1.8	54.70	4.9	47.64	6.9	37.19

Settled	(0.9)	53.95	(0.9)	60.15	(4.1)	48.99	(11.7)	70.01

Forfeited	(0.1)	41.14	(0.1)	54.00	(0.3)	49.89	(0.6)	58.09

Balance at end of period	16.0	45.71	15.4	45.98	16.0	45.71	15.4	45.98

of which vested	0.9	–	0.9	–	0.9	–	0.9	–

of which unvested	15.1	–	14.5	–	15.1	–	14.5	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards. The PAF units are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested over the first three months of 2009.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs.

Other cash awards
Other cash awards consist of voluntary deferred compensation, proprietary trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Compensation expense relating to deferred compensation

in	3Q10	2Q10	3Q09	9M10	9M09

Compensation expense (CHF million)

Incentive Share Unit	166	237	405	593	1,294

Scaled Incentive Share Unit	131	139	0	434	0

Adjustable Performance Plan Awards	241	245	0	758	0

Performance Incentive Plan	0	1	8	1	(8)	[1]

Share awards	81	60	69	208	198

Partner Asset Facility [2]	20	(48)	241	(20)	581

Cash Retention Awards	141	155	156	448	661

Other cash awards	130	80	103	318	258

Total compensation expense relating to deferred compensation	910	869	982	2,740	2,984

Total shares delivered (million)

Total shares delivered	0.9	37.6	1.0	46.7	24.9

1 Includes claw backs. 2 Compensation expense represents the change in underlying fair value of the indexed assets during the period. Compensation expense in 9M09 also included the vesting of the remaining 33.3% in 1Q09.

Additional information

end of	3Q10

Estimated unrecognized compensation expense (CHF million)

Incentive Share Unit	514

Scaled Incentive Share Unit	926

Adjustable Performance Plan Awards	914

Performance Incentive Plan	2

Share awards	494

Cash Retention Awards	131

Total	2,981

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.4

Note 21 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 488 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2010. As of September 30, 2010, CHF 607 million of contributions have been made, including a special contribution of CHF 199 million to the Swiss pension plans in 3Q10.

Components of total pension costs

	in			% change		in		% change

	3Q10	2Q10	3Q09	QoQ	YoY	9M10	9M09	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	75	76	63	(1)	19	227	192	18

Interest costs on benefit obligation	149	149	152	0	(2)	446	458	(3)

Expected return on plan assets	(200)	(201)	(194)	0	3	(601)	(584)	3

Amortization of recognized prior service cost	4	4	8	0	(50)	12	25	(52)

Amortization of recognized actuarial losses	35	30	8	17	338	92	24	283

Net periodic pension costs	63	58	37	9	70	176	115	53

Settlement (gains)/losses	0	0	0	–	–	(2)	1	–

Total pension costs	63	58	37	9	70	174	116	50

Note 22 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 3Q10, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was eight months.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using foreign exchange forward contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

Fair value of derivative instruments

	Trading			Hedging			[1]

end of 3Q10	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	9,956.5	6.1	5.5	0.0	0.0	0.0

Swaps	24,238.8	607.3	600.9	71.3	3.5	2.0

Options bought and sold (OTC)	2,521.3	62.5	64.5	0.0	0.0	0.0

Futures	2,721.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	991.7	0.4	0.2	0.0	0.0	0.0

Interest rate products	40,430.0	676.3	671.1	71.3	3.5	2.0

Forwards	2,247.9	43.5	42.7	18.7	0.3	0.1

Swaps	1,063.9	42.7	53.2	0.0	0.0	0.0

Options bought and sold (OTC)	826.4	13.8	14.4	0.0	0.0	0.0

Futures	13.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	24.7	0.2	0.1	0.0	0.0	0.0

Foreign exchange products	4,176.7	100.2	110.4	18.7	0.3	0.1

Forwards	16.0	1.6	1.2	0.0	0.0	0.0

Options bought and sold (OTC)	26.0	0.6	0.7	0.0	0.0	0.0

Futures	0.3	0.0	0.0	0.0	0.0	0.0

Precious metals products	42.3	2.2	1.9	0.0	0.0	0.0

Forwards	5.5	1.2	0.1	0.0	0.0	0.0

Swaps	281.2	5.9	9.1	0.0	0.0	0.0

Options bought and sold (OTC)	342.6	18.0	19.4	0.0	0.0	0.0

Futures	69.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	509.6	25.3	26.1	0.0	0.0	0.0

Equity/index-related products	1,208.1	50.4	54.7	0.0	0.0	0.0

Credit derivatives [2]	2,177.8	51.8	47.5	0.0	0.0	0.0

Forwards	28.1	2.2	1.8	0.0	0.0	0.0

Swaps	90.5	13.7	14.0	0.0	0.0	0.0

Options bought and sold (OTC)	51.6	2.8	3.2	0.0	0.0	0.0

Futures	331.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	163.4	2.3	2.1	0.0	0.0	0.0

Other products [3]	664.8	21.0	21.1	0.0	0.0	0.0

Total derivative instruments	48,699.7	901.9	906.7	90.0	3.8	2.1

The notional amount for derivative instruments (trading and hedging) was CHF 48,789.7 billion as of September 30, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	Trading			Hedging			[1]

end of 4Q09	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,671.5	473.6	464.5	58.6	1.8	1.3

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,900.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,916.5	523.7	517.0	58.6	1.8	1.3

Forwards	1,682.1	18.9	21.0	22.4	0.2	0.0

Swaps	995.8	31.7	34.0	0.0	0.0	0.0

Options bought and sold (OTC)	866.8	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,584.4	65.6	71.2	22.4	0.2	0.0

Forwards	12.3	1.6	1.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.3	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.6	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.1	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	337.4	17.9	21.1	0.0	0.0	0.0

Futures	124.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	502.5	1.2	1.4	0.0	0.0	0.0

Equity/index-related products	1,181.1	25.8	30.8	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,832.3	711.1	709.0	81.0	2.0	1.3

The notional amount for derivative instruments (trading and hedging) was CHF 43,913.3 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	3Q10		4Q09

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	905.7	908.8	713.1	710.3

Counterparty netting [1]	(808.9)	(808.9)	(623.8)	(623.8)

Cash collateral netting [2]	(34.5)	(35.4)	(32.2)	(28.8)

Replacement values (trading and hedging) after netting agreements	62.3	64.5	57.1	57.7

of which recorded in trading assets (PRV) and trading liabilities (NRV)	58.7	63.0	55.1	56.5

of which recorded in other assets (PRV) and other liabilities (NRV)	3.6	1.5	2.0	1.2

1 Netting of balances receivable and payable are based on legally enforceable netting agreements. 2 Netting of cash collateral received or paid are based on legally enforceable master netting agreements.

Fair value hedges

in	3Q10	2Q10	3Q09	9M10	9M09

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	375	587	237	1,279	(341)

Foreign exchange products	(8)	13	9	23	5

Total	367	600	246	1,302	(336)

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(376)	(595)	(159)	(1,294)	311

Foreign exchange products	8	(14)	(10)	(24)	(5)

Total	(368)	(609)	(169)	(1,318)	306

Details on fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(1)	(9)	77	(16)	(30)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges

in	3Q10		2Q10	3Q09		9M10		9M09

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	31		0	0		38		103

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	13	[2]	0	7	[1]	13	[2]	6	[1]

Represents gains/(losses) on effective portion.
1 Included in total operating expenses. 2 Included in commissions and fees.

The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 29 million.
Net investment hedges

in	3Q10		2Q10	3Q09		9M10		9M09

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0		4	(28)		8		1

Foreign exchange products	603		513	270		1,095		(1,517)

Total	603		517	242		1,103		(1,516)

Gains/(losses) reclassified from AOCI into income (CHF million)

Interest rate products	0		0	0		0		0

Foreign exchange products	(7)	[2]	0	(2)	[1]	(4)	[2]	(16)	[1]

Total	(7)		0	(2)		(4)		(16)

Represents gains/(losses) on effective portion.
1 Primarily included in discontinued operations. 2 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. Instead of separately disclosing gains and losses of these derivative instruments by type of contracts, the Group elected to provide alternative disclosures as offered under US GAAP. For these alternative disclosures, refer to Note 7 – Trading revenues.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and in a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the negative replacement value of derivative instruments with credit-risk-related contingent features.

Contingent credit risk

end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

3Q10 (CHF billion)

Current net exposure	15.2	2.3	1.5	19.0

Collateral posted	14.0	2.2	–	16.2

Additional collateral required in a one-notch downgrade event	0.2	2.0	0.6	2.8

Additional collateral required in a two-notch downgrade event	0.4	3.5	1.1	5.0

4Q09 (CHF billion)

Current net exposure	10.5	3.3	1.6	15.4

Collateral posted	9.0	3.4	–	12.4

Additional collateral required in a one-notch downgrade event	0.2	2.4	0.7	3.3

Additional collateral required in a two-notch downgrade event	0.5	4.4	1.0	5.9

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. A CDS is a contractual agreement in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event. Credit derivatives include hybrid instruments such as credit-linked notes (CLN). A CLN is a note whereby the investor in the note sells credit protection of the same amount on a referenced entity to the issuer of the instrument. In a CLN, neither investor nor issuer has recourse to the defaulting reference entity.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, ABS and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The following tables reflect the maximum potential amount of future payments that the Group would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection. The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts. The fair values of the derivatives also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable. To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

The tables also include the estimated recoveries that would be received if the specified credit event occurred, including the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type. In the normal course of business, the Group also purchases protection to offset the risk of sold protection that may have similar, but not identical, reference instruments, and may use similar, but not identical, products. The impacts of these transactions have not been included in the estimate of recoveries. In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract, and, therefore, has not been included in the estimate of recoveries.

Credit derivative maximum potential payout by maturity

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

3Q10 (CHF million)

Single-name instruments	97,401	502,995	118,655	719,051

Multi-name instruments	24,385	257,599	79,829	361,813

Total	121,786	760,594	198,484	1,080,864

4Q09 (CHF million)

Single-name instruments	100,387	592,575	137,856	830,818

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,583	201,153	1,181,277

Credit derivative exposure on sold protection

	3Q10			4Q09

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	504,387	1,798	491,133	608,416	8,709	598,908

Non-investment grade	214,664	(7,025)	188,693	222,402	(12,790)	215,675

Total single-name instruments	719,051	(5,227)	679,826	830,818	(4,081)	814,583

of which sovereigns	117,318	(1,964)	116,179	128,760	(782)	128,141

of which non-sovereigns	601,733	(3,263)	563,647	702,058	(3,299)	686,442

Multi-name instruments (CHF million)

Investment grade [1]	292,648	(7,568)	282,823	291,880	(9,271)	285,683

Non-investment grade	69,165	291	65,037	58,579	494	56,144

Total multi-name instruments	361,813	(7,277)	347,860	350,459	(8,777)	341,827

of which sovereigns	16,975	(508)	16,113	347	(58)	111

of which non-sovereigns	344,838	(6,769)	331,747	350,112	(8,719)	341,716

1 Based on internal ratings of BBB and above.

The above maximum potential payout relates only to sold protection. The Group also purchases protection, which reduces total credit derivative exposure.
The following table provides the Group’s percentage allocation of purchased credit protection by counterparty.
Credit protection purchased by counterparty

end of	3Q10	4Q09

Credit protection purchased by counterparty (in %)

Banks and broker-dealers [1]	92	93

Other financial institutions [2]	6	6

Other counterparties	2	1

Total	100	100

1 Includes clearing houses. 2 Primarily hedge funds.

The tables “Credit derivative maximum potential payout by maturity” and “Credit derivative exposure on sold protection” do not include all credit derivatives and differ from the balance for credit derivatives in the fair value of derivative instruments table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS only provides protection against a loss in asset value, and not against additional amounts as a result of specific credit events. Collateralized debt obligations (CDOs) are also excluded because the derivative embedded in a CDO does not require bifurcation under US GAAP as it relates to the creditworthiness of the securitized financial assets and liabilities. As a result, they are not subject to this disclosure.

Note 23 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

3Q10 (CHF million)

Credit guarantees and similar instruments	3,718	4,338	8,056	7,510		537	5,033

Performance guarantees and similar instruments	8,269	3,950	12,219	10,937		101	4,455

Securities lending indemnifications	20,740	0	20,740	20,740		0	20,740

Derivatives	146,394	44,044	190,438	190,438		6,350	–	[2]

Other guarantees	3,685	1,134	4,819	4,750		7	2,158

Total guarantees	182,806	53,466	236,272	234,375		6,995	32,386

4Q09 (CHF million)

Credit guarantees and similar instruments	3,290	4,777	8,067	7,309		543	4,521

Performance guarantees and similar instruments	6,342	5,818	12,160	10,707		96	3,995

Securities lending indemnifications	22,644	0	22,644	22,644		0	22,644

Derivatives	129,868	83,862	213,730	213,730		6,388	–	[2]

Other guarantees	3,836	1,039	4,875	4,807		10	2,181

Total guarantees	165,980	95,496	261,476	259,197		7,037	33,341

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Derivative contracts that may be cash settled, and for which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under US GAAP. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the fair value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees were reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

3Q10 (CHF million)

Irrevocable commitments under documentary credits	4,137	36	4,173	3,791		1,374

Loan commitments	164,635	55,374	220,009	213,213		144,807

Forward reverse repurchase agreements	48,385	202	48,587	48,587		48,587

Other commitments	2,016	2,933	4,949	4,949		40

Total other commitments	219,173	58,545	277,718	270,540		194,808

4Q09 (CHF million)

Irrevocable commitments under documentary credits	4,543	40	4,583	4,183		2,037

Loan commitments	175,656	52,828	228,484	222,128		159,349

Forward reverse repurchase agreements	43,481	0	43,481	43,481		43,481

Other commitments	6,377	2,588	8,965	8,965		6

Total other commitments	230,057	55,456	285,513	278,757		204,873

1 Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

Note 24 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue CDOs. The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a significant impact.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M10 and 9M09 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement as of the end of 9M10 and 9M09, regardless of when the securitization occurred.

Securitizations

in	9M10	9M09	[1]

Gains and cash flows (CHF million)

CMBS
Net gain [2]	13	0

Proceeds from transfer of assets	523	124

Servicing fees	1	1

Cash received on interests that continue to be held	100	186

RMBS
Net gain [2]	221	115

Proceeds from transfer of assets	35,334	25,479

Servicing fees	4	5

Cash received on interests that continue to be held	361	189

ABS [3]
Net gain [2]	0	17

Proceeds from transfer of assets	0	78

Purchases of previously transferred financial assets or its underlying collateral	0	(18)

Cash received on interests that continue to be held	6	16

CDO
Net gain/(loss) [2]	32	101

Proceeds from transfer of assets	2,554	2,468

Purchases of previously transferred financial assets or its underlying collateral [4]	(1,689)	(1,687)

Cash received on interests that continue to be held	161	18

1 Amounts were previously presented separately as qualified special purpose entities (QSPEs) and SPEs. The change in the presentation was a result of new guidance. 2 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 3 Primarily home equity loans. 4 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M10 and 9M09 transfers (which were not securitizations) treated as sales, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 9M10 and 9M09, regardless of when the transfer of assets occurred.

Other asset-backed financing activities

in	9M10	9M09

Gains and cash flows (CHF million)

Net gain [1]	16	12

Proceeds from transfer of assets [2]	288	3,008

Purchases of previously transferred financial assets or its underlying collateral	(697)	(23)

Cash received on interests that continue to be held	1,078	794

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through,” premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contact.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q10 and 4Q09, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

end of	3Q10		4Q09	[1]

CHF million

CMBS
Principal amount outstanding	46,184	[2]	48,854	[2]

Total assets of SPE	67,779		71,477

RMBS
Principal amount outstanding	99,485	[2]	92,083	[2]

Total assets of SPE	105,282		99,119

ABS
Principal amount outstanding	4,521	[2]	7,244

Total assets of SPE	4,525		7,244

CDO
Principal amount outstanding	32,628		37,474	[2]

Total assets of SPE	32,628		37,952

Other asset-backed financing activities
Principal amount outstanding	10,899		12,261	[2]

Total assets of SPE	10,899		13,862

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 25 – Fair value of financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer	CMBS	RMBS

CHF million, except where indicated

Fair value of beneficial interests	82	1,952

of which level 2	82	1,637

of which level 3	0	315

Weighted-average life, in years	6.4	7.3

Prepayment speed assumption (rate per annum), in % [1]	–	0.3-43.7

Cash flow discount rate (rate per annum), in % [2]	5.5-10.2	0.6-70.1

Expected credit losses (rate per annum), in %	3.2-8.0	0.0-71.5

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q10 and 4Q09.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 3Q10	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	406		2,716	23	1,047		2,054

of which non-investment grade	53		1,549	23	806		2,007

Weighted-average life, in years	4.5		8.9	3.0	2.9		3.7

Prepayment speed assumption (rate per annum), in % [3]	–		0-36.9	2.4-7.9	–		–

Impact on fair value from 10% adverse change	–		(31.0)	(0.2)	–		–

Impact on fair value from 20% adverse change	–		(61.8)	(0.4)	–		–

Cash flow discount rate (rate per annum), in % [4]	1.8-43.1		1.6-51.6	13.6-24.9	1.2-27.6		0.8-7.8

Impact on fair value from 10% adverse change	(9.4)		(77.1)	(0.4)	(1.7)		(6.2)

Impact on fair value from 20% adverse change	(18.3)		(146.1)	(0.8)	(3.4)		(12.3)

Expected credit losses (rate per annum), in %	1.5-42.9		0.2-49.4	12.1-24.5	0.1-26.5		5.9-11.8

Impact on fair value from 10% adverse change	(7.2)		(61.7)	(0.4)	(1.1)		(4.3)

Impact on fair value from 20% adverse change	(14.1)		(117.3)	(0.7)	(2.1)		(9.0)

end of 4Q09	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q10 and 4Q09. For information on assets pledged or assigned, refer to Note 26 – Assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	3Q10	4Q09

CHF million

CMBS
Other assets	645	940

Liability to SPE, included in Other liabilities	(645)	(940)

RMBS
Other assets	101	296

Liability to SPE, included in Other liabilities	(101)	(296)

ABS
Trading assets	174	116

Other assets	1,292	1,137

Liability to SPE, included in Other liabilities	(1,466)	(1,253)

CDO
Trading assets	212	193

Other assets	243	195

Liability to SPE, included in Other liabilities	(455)	(388)

Other asset-backed financing activities
Trading assets	1,408	1,575

Other assets	30	15

Liability to SPE, included in Other liabilities	(1,438)	(1,590)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 25 – Fair value of financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are provided to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Except as described below, the Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 1 – Summary of significant accounting policies.

The overall average maturity of the conduit’s outstanding CP was approximately 13 days and 14 days as of 3Q10 and 4Q09, respectively. As of 3Q10 and 4Q09, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 3Q10 and 4Q09, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.4 years and 3.6 years as of 3Q10 and 4Q09, respectively.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

The Group repositioned certain of its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities.

As of the end of 3Q10 and 4Q09, the fair value of its balance sheet exposure was zero and CHF 260 million, respectively. Net gains on securities purchased from the Group’s money market funds were CHF 143 million and CHF 62 million in 9M10 and 9M09, respectively.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediation on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. As a result of the issuance of new guidance, certain entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category. These entities were previously consolidated but were excluded from the scope of the table under previous guidance.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q10 and 4Q09.
Consolidated VIEs in which the Group was the primary beneficiary

			Financial intermediation

end of 3Q10	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	870	30	88	201	157	95	1,441

Trading assets	1,326	1,624	31	3,177	712	1,435	8,305

Investment securities	0	209	0	0	0	0	209

Other investments	0	0	0	47	1,995	538	2,580

Net loans	0	2,479	1,940	0	60	1,164	5,643

Premises and equipment	0	0	0	0	39	23	62

Other assets [1]	7,799	1,323	6,516	2	1,625	291	17,556

Total assets of consolidated VIEs	9,995	5,665	8,575	3,427	4,588	3,546	35,796

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	37	37

Trading liabilities	36	0	0	150	0	5	191

Short-term borrowings	0	3,723	0	338	0	0	4,061

Long-term debt	9,767	24	8,809	230	207	263	19,300

Other liabilities	57	4	787	4	433	294	1,579

Total liabilities of consolidated VIEs	9,860	3,751	9,596	722	640	599	25,168

Total assets of consolidated VIEs increased CHF 27.0 billion, from CHF 8.8 billion as of 4Q09 to CHF 35.8 billion as of 3Q10. A significant portion of the increase was due to the adoption of ASU 2009-17 as of January 1, 2010, including an incremental increase to the Group's consolidated balance sheet from the adoption of ASU 2009-17 of CHF 15.0 billion and an increase in total assets of consolidated VIEs of CHF 12.9 billion of variable interest assets previously recognized on the Group's balance sheet as of the end of 4Q09 that are now recognized as assets of consolidated VIEs. These increases were partially offset by a decrease of CHF 0.9 billion of assets from 9M10 activity and certain previously consolidated VIEs that were not required to be included in this disclosure prior to the adoption of ASU 2009-17.
1 The majority relates to loans held-for-sale.

Consolidated VIEs in which the Group was the primary beneficiary (continued)

end of 4Q09	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524

Trading assets	473	2,750	3,223

Other investments	0	3,330	3,330

Net loans	0	157	157

Other assets	1	1,598	1,599

Total assets of consolidated VIEs	483	8,350	8,833

of which structured investment products	–	1,622	1,622

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466

Short-term borrowings	15	0	15

Long-term debt	193	1,717	1,910

Other liabilities	6	520	526

Total liabilities of consolidated VIEs	214	2,703	2,917

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain involvement with VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

In December 2009, the FASB issued ASU 2009-17, changing how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, but did not require retrospective application. The disclosure for 4Q09 has not been restated to reflect the expanded scope of entities now subject to consolidation, primarily relating to qualified SPEs, and therefore is not comparable to the 3Q10 disclosure.

Non-consolidated VIEs

		Financial intermediation

end of 3Q10	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	680	3,611	1,142	736	1,070	7,239

Net loans	636	159	1,786	6,223	2,038	10,842

Other assets	0	0	67	0	26	93

Total variable interest assets	1,316	3,770	2,995	6,959	3,134	18,174

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,518	7,554	3,132	7,693	3,550	23,447

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	11,798	123,643	62,937	28,948	20,344	247,670

			Financial intermediation

end of 4Q09	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	2,148	4,401	537	23,686

Other assets	0	4	0	207	0	1	212

Total variable interest assets	1,483	12,918	4,783	4,755	5,569	1,253	30,761

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,678	13,138	8,925	4,812	6,394	1,517	36,464

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	20,150	5,098	37,015	50,593	24,638	13,157	150,651

Note 25 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB amended and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis

end of 3Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	25	128,431	1,245	0		129,701

Debt	515	7,011	0	0		7,526

of which corporates	0	6,375	0	0		6,375

Equity	36,871	15	0	0		36,886

Securities received as collateral	37,386	7,026	0	0		44,412

Debt	104,825	65,174	9,979	0		179,978

of which foreign governments	79,436	8,640	94	0		88,170

of which corporates	123	41,006	3,436	0		44,565

of which RMBS	24,735	7,551	3,151	0		35,437

of which CMBS	0	2,152	1,669	0		3,821

of which CDO	0	5,184	1,147	0		6,331

Equity	76,703	12,046	581	0		89,330

Derivatives	11,042	881,318	9,593	(843,244)		58,709

of which interest rate products	1,683	672,612	2,073	–		–

of which foreign exchange products	2	99,542	614	–		–

of which equity/index-related products	8,870	38,858	2,684	–		–

of which credit derivatives	0	48,749	3,047	–		–

Other	8,066	9,979	1,971	0		20,016

Trading assets	200,636	968,517	22,124	(843,244)		348,033

Debt	6,708	1,721	88	0		8,517

of which foreign governments	6,421	264	18	0		6,703

of which corporates	0	1,033	0	0		1,033

of which CDO	0	423	70	0		493

Equity	5	92	0	0		97

Investment securities	6,713	1,813	88	0		8,614

Private equity	0	0	4,837	0		4,837

of which equity funds	0	0	3,641	0		3,641

Hedge funds	0	652	427	0		1,079

of which debt funds	0	323	250	0		573

Other equity investments	1,001	668	5,151	0		6,820

of which private	5	645	5,146	0		5,796

Life finance instruments	0	0	2,064	0		2,064

Other investments	1,001	1,320	12,479	0		14,800

Loans	0	10,872	10,457	0		21,329

of which commercial and industrial loans	0	5,396	6,742	0		12,138

of which financial institutions	0	5,256	2,925	0		8,181

Other intangible assets (mortgage servicing rights)	0	0	78	0		78

Other assets	3,174	26,636	13,815	(185)		43,440

of which loans held-for-sale	0	13,059	13,424	0		26,483

Total assets at fair value	248,935	1,144,615	60,286	(843,429)		610,407

Less other investments - equity at fair value attributable to noncontrolling interests	(780)	(774)	(5,244)	0		(6,798)

Less assets consolidated under ASU 2009-17 [2]	0	(10,920)	(9,984)	0		(20,904)

Assets at fair value excluding noncontrolling interests and assets not consolidated under Basel II	248,155	1,132,921	45,058	(843,429)		582,705

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs which the Group does not consolidate under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 3Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,804	0	0		3,804

Customer deposits	0	3,544	0	0		3,544

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	134,388	303	0		134,691

Debt	515	7,011	0	0		7,526

of which corporates	0	6,375	0	0		6,375

Equity	36,871	15	0	0		36,886

Obligations to return securities received as collateral	37,386	7,026	0	0		44,412

Debt	45,497	11,873	135	0		57,505

of which foreign governments	45,307	1,196	0	0		46,503

of which corporates	0	10,108	135	0		10,243

Equity	19,933	428	51	0		20,412

Derivatives	10,661	887,172	8,814	(843,616)		63,031

of which interest rate products	1,402	667,923	1,753	–		–

of which foreign exchange products	1	108,199	2,202	–		–

of which equity/index-related products	8,796	43,159	2,732	–		–

of which credit derivatives	0	46,033	1,425	–		–

Trading liabilities	76,091	899,473	9,000	(843,616)		140,948

Short-term borrowings	0	2,763	146	0		2,909

Long-term debt	102	65,828	19,621	0		85,551

of which treasury debt over two years	0	20,953	0	0		20,953

of which structured notes over two years	0	18,810	10,746	0		29,556

of which nonrecourse liabilities	102	10,594	8,250	0		18,946

Other liabilities	0	27,740	4,379	(628)		31,491

of which failed sales	0	3,951	2,530	0		6,481

Total liabilities at fair value	113,579	1,144,566	33,449	(844,244)		447,350

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Securities received as collateral	36,803	713	0	0		37,516

Debt	93,078	54,357	11,980	0		159,415

of which foreign governments	60,439	10,721	39	0		71,199

of which corporates	3,585	32,094	4,816	0		40,495

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,329	13,714	488	0		100,531

Derivatives	6,474	693,368	11,192	(655,903)		55,131

of which credit derivatives	0	63,864	4,339	–		–

Other	6,337	8,514	2,310	0		17,161

Trading assets	192,218	769,953	25,970	(655,903)		332,238

Debt	9,967	633	86	0		10,686

of which foreign governments	8,712	262	19	0		8,993

Equity	5	102	0	0		107

Investment securities	9,972	735	86	0		10,793

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	7,192	0		12,851

of which private	0	3,902	7,190	0		11,092

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	14,253	0		21,126

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,633	6,744	(24)		29,125

Total assets at fair value	246,303	945,325	59,676	(655,927)		595,377

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,011)	0		(8,639)

Assets at fair value excluding noncontrolling interests	245,006	944,994	52,665	(655,927)		586,738

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,695	0	0		4,695

Customer deposits	0	2,676	0	0		2,676

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Obligation to return securities received as collateral	36,803	713	0	0		37,516

Debt	48,719	9,692	93	0		58,504

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	19	7,011	93	0		7,123

Equity	17,908	503	31	0		18,442

Derivatives	6,058	691,049	11,827	(652,399)		56,535

of which credit derivatives	0	59,869	1,996	–		–

Trading liabilities	72,685	701,244	11,951	(652,399)		133,481

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	57,867	16,646	0		74,513

Other liabilities	246	26,253	3,995	(105)		30,389

Total liabilities at fair value	109,734	918,597	32,962	(652,504)		408,789

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Transfers between level 1 and level 2 during 9M10 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3

						Trading revenues			Other revenues

9M10	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	(213)		0		6	0		0	(62)	1,245

Debt	11,980	2,343	(1,840)	(3,156)		102		965	0		(1)	(414)	9,979

of which corporates	4,816	639	(507)	(1,481)		51		133	0		(1)	(214)	3,436

of which RMBS	3,626	866	(789)	(933)		35		499	0		0	(153)	3,151

of which CMBS	2,461	190	(136)	(819)		15		(86)	0		0	44	1,669

of which CDO	559	421	(343)	130		1		453	0		0	(74)	1,147

Equity	488	144	(163)	155		(5)		(4)	0		0	(34)	581

Derivatives	11,192	1,525	(1,563)	(1,699)		123		510	0		(1)	(494)	9,593

of which interest rate products	1,529	292	(162)	(49)		106		483	0		(1)	(125)	2,073

of which equity/index-related products	3,298	184	(491)	(619)		82		389	0		0	(159)	2,684

of which credit derivatives	4,339	915	(694)	(610)		(91)		(705)	0		0	(107)	3,047

Other	2,310	475	(732)	(81)		6		117	0		0	(124)	1,971

Trading assets	25,970	4,487	(4,298)	(4,781)		226		1,588	0		(2)	(1,066)	22,124

Investment securities	86	0	(139)	157		0		4	0		0	(20)	88

Equity	12,205	341	(319)	(1,770)		0		(61)	28		443	(452)	10,415

Life finance instruments	2,048	0	0	(80)		0		215	0		0	(119)	2,064

Other investments	14,253	341	(319)	(1,850)		0		154	28		443	(571)	12,479

Loans	11,079	1,136	(1,441)	62		20		155	0		27	(581)	10,457

of which commercial and industrial loans	8,346	588	(322)	(1,466)		16		(144)	0		27	(303)	6,742

of which financial institutions	2,454	179	(1,018)	1,244		3		303	0		0	(240)	2,925

Other intangible assets	30	0	0	92		0		0	0		(39)	(5)	78

Other assets	6,744	3,123	(3,378)	7,768		(17)		572	0		31	(1,028)	13,815

of which loans held-for-sale	6,220	3,100	(3,340)	7,840		(20)		598	0		35	(1,009)	13,424

Total assets at fair value	59,676	9,087	(9,575)	1,235		229		2,479	28		460	(3,333)	60,286

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	41		0		77	0		0	(21)	303

Trading liabilities	11,951	1,433	(1,924)	(2,727)		414		306	0		0	(453)	9,000

of which interest rate derivatives	1,786	158	(282)	(330)		61		468	0		0	(108)	1,753

of which foreign exchange derivatives	2,936	114	(6)	(1,228)		1		475	0		0	(90)	2,202

of which equity/index-related derivatives	3,635	177	(499)	(481)		162		(108)	0		0	(154)	2,732

of which credit derivatives	1,996	919	(636)	(335)		37		(519)	0		0	(37)	1,425

Short-term borrowings	164	14	(53)	44		5		(16)	0		0	(12)	146

Long-term debt	16,646	2,961	(4,874)	5,488		(224)		1,040	0		0	(1,416)	19,621

of which structured notes over two years	14,781	1,164	(2,735)	(1,792)		(60)		59	0		0	(671)	10,746

of which nonrecourse liabilities	0	1,591	(1,854)	8,524		(175)		907	0		0	(743)	8,250

Other liabilities	3,995	143	(60)	632		(3)		(169)	0		86	(245)	4,379

of which failed sales	1,932	105	(23)	834		(4)		(157)	0		0	(157)	2,530

Total liabilities at fair value	32,962	4,551	(6,911)	3,478		192		1,238	0		86	(2,147)	33,449

Net assets/liabilities at fair value	26,714	4,536	(2,664)	(2,243)		37		1,241	28		374	(1,186)	26,837

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. For further information, refer to Note 1 – Summary of significant accounting policies. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

					Trading revenues			Other revenues

9M09	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,580	0	0	(20)	0	0	0	0	0	1	1,561

Debt	19,860	1,583	(2,738)	(6,419)	62	665	(328)	0	0	(2)	57	12,740

Equity	2,187	1,861	(198)	(1,810)	(122)	(10)	(37)	0	0	(3)	100	1,968

Derivatives	24,792	4,325	(7,992)	(9,053)	(1,226)	454	1,393	0	0	0	98	12,791

Other	4,254	130	(514)	(2,350)	16	55	767	0	0	19	49	2,426

Trading assets	51,093	7,899	(11,442)	(19,632)	(1,270)	1,164	1,795	0	0	14	304	29,925

Debt	0	0	0	213	0	0	6	0	0	0	(1)	218

of which foreign government	0	0	0	98	0	0	4	0	0	0	0	102

of which other	0	0	0	115	0	0	2	0	0	0	(1)	116

Equity	0	0	0	127	0	0	5	0	0	0	11	143

Investment securities	0	0	0	340	0	0	11	0	0	0	10	361

Equity	16,933	337	(59)	473	1	0	99	(44)	16	(1,707)	(226)	15,823

Other	1,942	9	(5)	360	1	0	(82)	0	0	0	(52)	2,173

Other investments	18,875	346	(64)	833	2	0	17	(44)	16	(1,707)	(278)	17,996

Loans	14,309	898	(1,197)	(3,574)	25	(32)	1,223	0	0	0	65	11,717

Other intangible assets	113	0	0	(40)	0	0	0	0	0	(29)	2	46

Other assets	13,645	857	(1,388)	(5,149)	(136)	220	(96)	0	0	0	100	8,053

Total assets at fair value	98,035	11,580	(14,091)	(27,222)	(1,399)	1,352	2,950	(44)	16	(1,722)	204	69,659

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	206	0	0	1	0	0	0	0	0	0	207

Debt	91	115	(19)	(26)	(12)	2	19	0	0	0	(2)	168

Equity	34	179	(22)	(37)	(26)	(2)	6	0	0	0	(4)	128

Derivatives	23,454	4,280	(7,837)	(7,324)	(724)	881	467	0	0	0	11	13,208

Other	10	0	0	(18)	0	0	7	0	0	0	1	0

Trading liabilities	23,589	4,574	(7,878)	(7,405)	(762)	881	499	0	0	0	6	13,504

Short-term borrowings	350	384	(2)	(396)	(3)	(1)	137	0	0	0	10	479

Long-term debt	23,853	2,493	(3,314)	(3,928)	214	372	33	0	0	0	(156)	19,567

Other liabilities	3,251	663	(318)	702	5	(27)	252	14	0	647	(133)	5,056

Total liabilities at fair value	51,046	8,320	(11,512)	(11,030)	(545)	1,225	921	14	0	647	(273)	38,813

Net assets/liabilities at fair value	46,989	3,260	(2,579)	(16,192)	(854)	127	2,029	(58)	16	(2,369)	477	30,846

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

	9M10				9M09

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,278	402	1,680	[1]	1,302	(2,411)	(1,109)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	626	58	684		(4,460)	(1,808)	(6,268)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 3Q10 were CHF 3,884 million primarily from loans held-for-sale and trading assets. The transfers were related to mortgage-linked assets and CDOs due to a reduced volume and quality of vendor quotes and emerging market debt instruments as credit spreads were less observable during the period. Transfers out of level 3 assets during 3Q10 were CHF 4,222 million, primarily in loans held-for-sale and loans. The transfers out of level 3 assets in loans held-for-sale were mainly from mortgage-linked assets and CDOs due to an increased coverage of vendor quotes. The transfers out of level 3 assets in loans were mainly related to the emerging markets and credit businesses due to improved price observability.

Transfers into level 3 assets during 9M10 were CHF 9,087 million primarily from loans held-for-sale and trading assets. Consistent with 3Q10, transfers were related to mortgage-linked assets and CDOs due to low volumes of vendor quotes and debt products within the emerging markets and credit businesses due to reduced observability of credit spreads. Transfers out of level 3 assets during 9M10 were CHF 9,575 million, primarily in trading assets and loans held-for-sale. Transfers out of level 3 assets principally comprised mortgage-linked assets and CDOs due to increased coverage and quality of vendor quotes and debt instruments in the emerging markets and credit businesses due to improved price observability.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Nonrecurring fair value changes

end of	3Q10	4Q09

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.6	1.1

of which level 2	0.1	0.1

of which level 3	0.5	1.0

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivatives. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, foreign exchange commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include Single Premium Immediate Annuity, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs however; central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivatives as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

	3Q10			4Q09

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	8	34	(26)	168	273	(105)

Non-interest-earning loans	964	3,362	(2,398)	1,519	3,763	(2,244)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	129,701	128,768	933	128,303	127,575	728

Loans	21,329	21,693	(364)	36,246	33,672	2,574

Other assets [1]	27,600	42,995	(15,395)	11,991	23,441	(11,450)

Due to banks and customer deposits	(554)	(557)	3	(1,868)	(1,870)	2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(134,691)	(134,619)	(72)	(122,136)	(122,053)	(83)

Short-term borrowings	(2,909)	(2,962)	53	(3,383)	(3,439)	56

Long-term debt	(85,551)	(94,169)	8,618	(74,513)	(75,767)	1,254

Other liabilities	(6,481)	(8,607)	2,126	(6,197)	(8,531)	2,334

1 Primarily loans held-for-sale.

Gains and losses on financial instruments

	9M10		9M09

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	11	[1]	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,616	[1]	1,148	[1]

Other trading assets	93	[2]	251	[2]

Other investments	(35)	[3]	989	[3]

of which related to credit risk	(6)		19

Loans	875	[1]	7,421	[2]

of which related to credit risk	642		4,731

Other assets	3,742	[2]	865	[1]

of which related to credit risk	569		255

Due to banks and customer deposits	(33)	[2]	(16)	[1]

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(427)	[1]	(1,183)	[1]

Short-term borrowings	(32)	[2]	(566)	[2]

of which related to credit risk [4]	1		7

Long-term debt	(4,204)	[1]	(8,591)	[2]

of which related to credit risk [4]	584		(3,175)

Other liabilities	(402)	[2]	915	[2]

of which related to credit risk	(179)		843

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF 505 million and CHF (3,720) million in 9M10 and 9M09, respectively.

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions

end of 3Q10	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		22		22	0

Equity funds	28		6,678	[1]	6,706	0

Equity funds sold short	0		(116)		(116)	0

Total funds held in trading assets and liabilities	28		6,584		6,612	0

Debt funds	20		553		573	0

Equity funds	9		233		242	0

Others	0		264		264	0

Hedge funds	29		1,050	[2]	1,079	0

Debt funds	5		0		5	20

Equity funds	3,641		0		3,641	1,147

Real estate funds	393		0		393	252

Others	798		0		798	250

Private equities	4,837		0		4,837	1,669

Equity method investments	1,304		0		1,304	0

Total funds held in other investments	6,170		1,050		7,220	1,669

Total fair value	6,198	[3]	7,634	[4]	13,832	1,669	[5]

1 51% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 21% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 15% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 65% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 18% is redeemable on demand with a notice period of less than 30 days and 9% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 3 Includes CHF 2,518 million attributable to noncontrolling interests. 4 Includes CHF 106 million attributable to noncontrolling interests. 5 Includes CHF 692 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)

end of 4Q09	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	121		8,002	[1]	8,123	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	150		8,022		8,172	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equities	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,404	[3]	9,543		15,947	1,977	[4]

1 40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 38% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period of more than 60 days, 23% is redeemable on an annual basis with a notice period of more than 60 days and 9% is redeemable on demand with a notice period of less than 30 days. 3 Includes CHF 2,631 million attributable to noncontrolling interests. 4 Includes CHF 803 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and estimated fair values of financial instruments

	3Q10		4Q09

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	225,630	225,630	209,499	209,499

Securities received as collateral	44,412	44,412	37,516	37,516

Trading assets	348,033	348,033	332,238	332,238

Investment securities	8,980	8,980	11,232	11,232

Loans	222,660	226,353	237,180	239,756

Other financial assets [1]	190,125	190,165	177,891	177,948

Financial liabilities (CHF million)

Due to banks and deposits	310,558	310,553	322,908	322,897

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	198,373	198,373	191,687	191,687

Obligation to return securities received as collateral	44,412	44,412	37,516	37,516

Trading liabilities	140,948	140,948	133,481	133,481

Short-term borrowings	10,460	10,460	7,645	7,645

Long-term debt	178,780	177,338	159,365	159,093

Other financial liabilities [2]	138,646	138,646	130,180	130,180

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 26 Assets pledged or assigned
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Assets pledged or assigned

end of	3Q10	4Q09

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	180,551	222,050

of which assets provided with the right to sell or repledge	123,325	141,634

Fair value of collateral received with the right to sell or repledge	383,037	337,448

of which sold or repledged	336,340	300,665

Note 27 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 3Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,228	3,637		5,865	46	126		6,037

Interest expense	(1,390)	(2,880)		(4,270)	(44)	(7)		(4,321)

Net interest income	838	757		1,595	2	119		1,716

Commissions and fees	984	2,040		3,024	2	232		3,258

Trading revenues	200	699		899	0	44		943

Other revenues	428	205		633	567	(551)		649

Net revenues	2,450	3,701		6,151	571	(156)		6,566

Provision for credit losses	1	(39)		(38)	0	12		(26)

Compensation and benefits	986	2,446		3,432	18	(95)		3,355

General and administrative expenses	434	1,292		1,726	(52)	78		1,752

Commission expenses	65	384		449	0	35		484

Total other operating expenses	499	1,676		2,175	(52)	113		2,236

Total operating expenses	1,485	4,122		5,607	(34)	18		5,591

Income/(loss) from continuing operations before taxes	964	(382)		582	605	(186)		1,001

Income tax expense	209	(145)		64	(4)	57		117

Income/(loss) from continuing operations	755	(237)		518	609	(243)		884

Net income/(loss)	755	(237)		518	609	(243)		884

Less net income/(loss) attributable to noncontrolling interests	264	(3)		261	0	14		275

Net income/(loss) attributable to shareholders	491	(234)		257	609	(257)		609

of which from continuing operations	491	(234)		257	609	(257)		609

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 3Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,224	2,938		5,162	63	115		5,340

Interest expense	(1,196)	(2,361)		(3,557)	(61)	(3)		(3,621)

Net interest income	1,028	577		1,605	2	112		1,719

Commissions and fees	876	2,186		3,062	2	249		3,313

Trading revenues	679	2,575		3,254	0	235		3,489

Other revenues	888	514		1,402	2,360	(2,413)		1,349

Net revenues	3,471	5,852		9,323	2,364	(1,817)		9,870

Provision for credit losses	6	34		40	0	13		53

Compensation and benefits	1,119	2,626		3,745	22	74		3,841

General and administrative expenses	513	1,422		1,935	(12)	12		1,935

Commission expenses	86	375		461	0	37		498

Total other operating expenses	599	1,797		2,396	(12)	49		2,433

Total operating expenses	1,718	4,423		6,141	10	123		6,274

Income/(loss) from continuing operations before taxes	1,747	1,395		3,142	2,354	(1,953)		3,543

Income tax expense/(benefit)	372	20		392	0	35		427

Income/(loss) from continuing operations	1,375	1,375		2,750	2,354	(1,988)		3,116

Income/(loss) from discontinued operations, net of tax	0	188		188	0	0		188

Net income/(loss)	1,375	1,563		2,938	2,354	(1,988)		3,304

Less net income/(loss) attributable to noncontrolling interests	795	186		981	0	(31)		950

Net income/(loss) attributable to shareholders	580	1,377		1,957	2,354	(1,957)		2,354

of which from continuing operations	580	1,189		1,769	2,354	(1,957)		2,166

of which from discontinued operations	0	188		188	0	0		188

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 9M10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	6,820	12,554		19,374	163	365		19,902

Interest expense	(4,148)	(10,737)		(14,885)	(158)	6		(15,037)

Net interest income	2,672	1,817		4,489	5	371		4,865

Commissions and fees	3,140	6,386		9,526	7	718		10,251

Trading revenues	712	7,128		7,840	0	183		8,023

Other revenues	739	191		930	4,124	(4,075)		979

Net revenues	7,263	15,522		22,785	4,136	(2,803)		24,118

Provision for credit losses	11	(90)		(79)	0	23		(56)

Compensation and benefits	3,246	7,850		11,096	65	67		11,228

General and administrative expenses	1,521	3,917		5,438	(189)	239		5,488

Commission expenses	225	1,230		1,455	1	117		1,573

Total other operating expenses	1,746	5,147		6,893	(188)	356		7,061

Total operating expenses	4,992	12,997		17,989	(123)	423		18,289

Income/(loss) from continuing operations before taxes	2,260	2,615		4,875	4,259	(3,249)		5,885

Income tax expense	685	260		945	2	196		1,143

Income/(loss) from continuing operations	1,575	2,355		3,930	4,257	(3,445)		4,742

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	1,575	2,336		3,911	4,257	(3,445)		4,723

Less net income/(loss) attributable to noncontrolling interests	350	124		474	0	(8)		466

Net income/(loss) attributable to shareholders	1,225	2,212		3,437	4,257	(3,437)		4,257

of which from continuing operations	1,225	2,231		3,456	4,257	(3,437)		4,276

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 9M09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,107	12,340		19,447	197	395		20,039

Interest expense	(4,010)	(10,875)		(14,885)	(192)	15		(15,062)

Net interest income	3,097	1,465		4,562	5	410		4,977

Commissions and fees	2,526	6,550		9,076	7	725		9,808

Trading revenues	3,073	8,349		11,422	0	181		11,603

Other revenues	(819)	1,172		353	5,901	(6,063)		191

Net revenues	7,877	17,536		25,413	5,913	(4,747)		26,579

Provision for credit losses	21	491		512	0	34		546

Compensation and benefits	3,956	8,337		12,293	26	227		12,546

General and administrative expenses	1,598	3,769		5,367	(31)	67		5,403

Commission expenses	276	1,073		1,349	0	118		1,467

Total other operating expenses	1,874	4,842		6,716	(31)	185		6,870

Total operating expenses	5,830	13,179		19,009	(5)	412		19,416

Income/(loss) from continuing operations before taxes	2,026	3,866		5,892	5,918	(5,193)		6,617

Income tax expense/(benefit)	1,129	226		1,355	(13)	32		1,374

Income/(loss) from continuing operations	897	3,640		4,537	5,931	(5,225)		5,243

Income/(loss) from discontinued operations, net of tax	0	169		169	0	0		169

Net income/(loss)	897	3,809		4,706	5,931	(5,225)		5,412

Less net income/(loss) attributable to noncontrolling interests	(844)	54		(790)	0	271		(519)

Net income/(loss) attributable to shareholders	1,741	3,755		5,496	5,931	(5,496)		5,931

of which from continuing operations	1,741	3,586		5,327	5,931	(5,496)		5,762

of which from discontinued operations	0	169		169	0	0		169

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 3Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,387	48,075		49,462	16	(101)		49,377

Interest-bearing deposits with banks	23,143	(18,641)		4,502	0	(2,846)		1,656

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	139,461	86,015		225,476	0	154		225,630

Securities received as collateral	44,481	(209)		44,272	0	140		44,412

Trading assets	107,524	238,625		346,149	0	1,884		348,033

Investment securities	0	6,997		6,997	0	1,983		8,980

Other investments	8,569	8,095		16,664	35,036	(34,596)		17,104

Net loans	11,967	191,773		203,740	6,920	12,000		222,660

Premises and equipment	1,001	5,115		6,116	0	505		6,621

Goodwill	620	7,118		7,738	0	1,136		8,874

Other intangible assets	102	229		331	0	9		340

Brokerage receivables	21,084	25,279		46,363	0	130		46,493

Other assets	14,110	72,648		86,758	337	61		87,156

Assets of discontinued operations held-for-sale	0	52		52	0	0		52

Total assets	373,449	671,171		1,044,620	42,309	(19,541)		1,067,388

Liabilities and equity (CHF million)

Due to banks	284	44,290		44,574	6,009	(18,153)		32,430

Customer deposits	0	253,181		253,181	1	24,946		278,128

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	134,597	63,756		198,353	0	20		198,373

Obligation to return securities received as collateral	44,481	(209)		44,272	0	140		44,412

Trading liabilities	35,376	105,581		140,957	0	(9)		140,948

Short-term borrowings	36,071	(27,612)		8,459	0	2,001		10,460

Long-term debt	34,883	141,328		176,211	2,097	472		178,780

Brokerage payables	47,907	22,132		70,039	0	(132)		69,907

Other liabilities	12,808	55,325		68,133	114	1,028		69,275

Total liabilities	346,407	657,772		1,004,179	8,221	10,313		1,022,713

Total shareholders' equity	20,297	7,754		28,051	34,088	(28,051)		34,088

Noncontrolling interests	6,745	5,645		12,390	0	(1,803)		10,587

Total equity	27,042	13,399		40,441	34,088	(29,854)		44,675

Total liabilities and equity	373,449	671,171		1,044,620	42,309	(19,541)		1,067,388

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,989	50,546		52,535	11	(689)		51,857

Interest-bearing deposits with banks	26,464	(24,264)		2,200	0	(1,023)		1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,573	72,805		208,378	0	1,121		209,499

Securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading assets	127,563	203,744		331,307	0	931		332,238

Investment securities	0	9,190		9,190	29	2,013		11,232

Other investments	11,150	12,397		23,547	40,301	(39,855)		23,993

Net loans	13,011	208,441		221,452	7,746	7,982		237,180

Premises and equipment	968	4,933		5,901	0	535		6,436

Goodwill	654	7,478		8,132	0	1,135		9,267

Other intangible assets	57	261		318	0	10		328

Brokerage receivables	16,654	25,218		41,872	0	88		41,960

Other assets	9,284	58,995		68,279	303	162		68,744

Total assets	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

Liabilities and equity (CHF million)

Due to banks	143	49,938		50,081	8,015	(21,882)		36,214

Customer deposits	0	258,697		258,697	0	27,997		286,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,150	43,437		191,587	0	100		191,687

Obligation to return securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading liabilities	31,165	103,710		134,875	0	(1,394)		133,481

Short-term borrowings	45,426	(39,368)		6,058	0	1,587		7,645

Long-term debt	34,886	121,790		156,676	2,722	(33)		159,365

Brokerage payables	41,098	18,034		59,132	0	(167)		58,965

Other liabilities	14,716	55,538		70,254	136	1,142		71,532

Total liabilities	358,064	606,667		964,731	10,873	7,495		983,099

Total shareholders' equity	19,246	11,982		31,228	37,517	(31,228)		37,517

Noncontrolling interests	8,537	5,986		14,523	0	(3,712)		10,811

Total equity	27,783	17,968		45,751	37,517	(34,940)		48,328

Total liabilities and equity	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

1 Includes eliminations and consolidation adjustments.

Note 28 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings are described in “Legal proceedings” in the Credit Suisse Annual Report 2009 and updated in subsequent quarterly reports. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when reasonably possible losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group does not believe that an aggregate range of reasonably possible losses can be determined for its matters as of the end of 3Q10. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

In 3Q10, the Group recorded net litigation provisions of CHF 112 million, primarily in the Private Banking and Investment Banking segments. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of these proceedings, in the aggregate, will not have a material adverse effect on its financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such matters may exceed current litigation provisions and may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Investor information
Investor information
Investor information
Share data

	in / end of

	9M10	2009	2008	2007

Share price (common shares, CHF)

Average	47.86	45.65	48.87	83.02

Minimum	40.19	22.48	24.90	61.90

Maximum	56.40	60.40	66.95	95.45

End of period	42.00	51.20	28.50	68.10

Share price (American Depository Shares, USD)

Average	45.57	42.61	45.48	68.97

Minimum	36.54	19.04	19.01	55.93

Maximum	54.57	59.84	59.76	79.03

End of period	42.56	49.16	28.26	60.10

Market capitalization

Market capitalization (CHF million)	49,818	60,691	33,762	76,024

Market capitalization (USD million)	50,483	58,273	33,478	67,093

Dividend per share (CHF)

Dividend per share paid	–	2.00	0.10	2.50

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of October 29, 2010	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Stable

Financial calendar and information sources

Financial calendar

4Q10 / full year results	Thursday, February 10, 2011

1Q11 results	Wednesday, April 27, 2011

Annual General Meeting	Friday, April 29, 2011

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of				Average in			Average in

	3Q10	2Q10	4Q09	3Q09	3Q10	2Q10	3Q09	9M10	9M09

1 USD / 1 CHF	0.98	1.08	1.03	1.04	1.03	1.09	1.06	1.06	1.10

1 EUR / 1 CHF	1.33	1.32	1.49	1.52	1.33	1.40	1.52	1.40	1.51

1 GBP / 1 CHF	1.54	1.61	1.66	1.66	1.59	1.63	1.74	1.63	1.69

100 JPY / 1 CHF	1.17	1.22	1.12	1.16	1.20	1.19	1.14	1.18	1.16

List of abbreviations
A

ABS	Asset-backed Securities

ADS	American Depositary Shares

APP	Adjustable Performance Plan

ARS	Auction Rate Securities

ASC	Accounting Standards Codification

ASU	Accounting Standards Updates

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

bp	basis point

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CEO	Chief Executive Officer

CLN	Credit-Linked Notes

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

D

DVA	Debit Valuation Adjustment

E

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ETF	Exchange-traded funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FNMA	Federal National Mortgage Association

FX	Foreign Exchange

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

I

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LPA	Longevity Premium Award

M

M&A	Mergers and Acquisitions

N

NAV	Net Asset Value

NRV	Negative Replacement Value

O

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PIP	Performance Incentive Plan

PRV	Positive Replacement Value

PSA	Prepayment speed assumption

Q

QoQ	Quarter on Quarter

QSPE	Qualified Special Purpose Entity

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-weighted Asset

S

SAB	Staff Accounting Bulletin

SEC	US Securities and Exchange Commission

SEI	Significant Economic Interest

SFAS	Statement of Financial Accounting Standards

SISU	Scaled Incentive Share Unit

SNB	Swiss National Bank

SPE	Special Purpose Entity

T

TRS	Total Return Swap

U

UK	United Kingdom

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Ytd	Year to date

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional Information – Risk Factors.

Photography: Alberto Venzago
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG

For a detailed presentation of Credit Suisse Group’s financial statements 2009, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2009. For information on how the bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2009. For information about our business activities and a summary of our financial performance during the year, please refer to the Business Review 2009.

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520144 English